SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of April, 2004



                               CP SHIPS LIMITED

   ------------------------------------------------------------------------

                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

   ------------------------------------------------------------------------

                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F             Form 40-F  X
              -----                 -----

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes           No  X
        -----        -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                              Page 1 of 136 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CP SHIPS LIMITED
                                                  (Registrant)

Date:  7 April 2004
                                         By:   /s/ John K. Irving
                                            ----------------------------------
                                            Name:   John K. Irving
                                            Title:  Vice President, General
                                                    Counsel & Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                    Page
----------------------                                                    ----

     10.1  CP Ships Limited 2003 Annual Report to Shareholders               4

     10.2  CP Ships Limited Supplemental Financial Statements for the
           year ended 31 December 2004 and Auditors' Report and
           Notice to US Readers, dated 12 March 2004                        70

     10.3  CP Ships Limited Notice of Annual and Special                   111
           Meeting of Shareholders and Management
           Proxy Circular, dated 12 March 2004

                                                                 Exhibit 10.1



CP SHIPS

[PICTURE OMITTED]

(Narrative of Embedded Graphic)

Photograph of containership in open water








WHAT DRIVES CP SHIPS?

2003 ANNUAL REPORT

PROFITABILITY
US$ MILLIONS

                                [GRAPHIC OMITTED]

                        (Narrative of Embedded Graphic)

     Profitability Chart - Showing the Company's unaudited profitability on an annual basis from its financial year ended 1994 through the financial year ended 2003. There are 2 measures within this chart:
                      Operating Income(1) and EBITDA(2).

                          (1)Before exceptional items

         (2)Earnings before interest, tax, depreciation, amortization, exceptional items, goodwill charges, and minority interest.

                                _________________

                   Operating income before exceptional items.

                                _________________

EBITDA is earnings before interest, tax, depreciation, amortization, exceptional items, goodwill charges, and minority interest.

RETURN ON CAPITAL EMPLOYED

                                [GRAPHIC OMITTED]

                        (Narrative of Embedded Graphic)

    Return on Capital Employed - Showing the Company's unaudited return on capital employed on an annual basis from its financial year ended 1999 through the financial year ended 2003.

 Return on capital employed (ROCE) is operating income before exceptional items divided by average capital employed, where capital employed comprises shareholders' equity, total long-term debt and
         future income tax liabilities less cash and cash equivalents.

ABOUT CP SHIPS

One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets:
TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 35 services in 22 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. In a majority of its core trade lanes, CP Ships is the leading carrier. As of 31st December 2003, CP Ships had a fleet of 80 ships and 443,000 teu in containers. Its annual volume is 2.2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships is listed on the Toronto and New York stock exchanges under the symbol TEU and is in the S&P/TSX 60 Index of top Canadian publicly listed companies. CP Ships employs 4,700 people.

For further information visit the CP Ships website, www.cpships.com.

[PICTURE OMITTED]

(Narrative of Embedded Graphic)

Graphic of the global map of the world depicting the Company's shipping routes/ trading lanes and service frequency. The thickness of the line indicates service frequency, and the "Transatlantic" line is the thickest.

SERVICE FREQUENCY


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Photograph of a containership.


                                                                           Map

                                                         Contents
                                                    2    Leadership
                                                    4    Board of Directors
                                                    6    Strategy
                                                   10    Performance
                                                   15    Chairman's Letter
                                                   16    CEO's Letter
                                                   22    Financial Report

WHAT DRIVES CP SHIPS? OUR DETERMINATION TO CONSISTENTLY BUILD SHAREHOLDER VALUE AND OFFER THE INDUSTRY'S MOST COMPETITIVE AND RESPONSIVE CONTAINER SHIPPING SERVICES IS WHAT DRIVES CP SHIPS. HOW DO WE GO ABOUT ACHIEVING THESE OBJECTIVES? FIRST, OUR LEADERSHIP IS EFFECTIVE. SECOND, OUR STRATEGY IS PROVEN. THIRD, OUR PERFORMANCE IS STRONG.
THESE ARE THE BUILDING BLOCKS OF OUR SUCCESS. AND WE ARE PROUD TO TELL YOU MORE ABOUT THEM IN THIS 2003 ANNUAL REPORT.

LEADERSHIP

         Ray Miles, Chief Executive

[PICTURE OMITTED]

(Narrative of Embedded Graphic)

Photograph of a containership and photograph of Ray Miles, Chief Executive Officer.

LEADERSHIP

WHAT SETS YOU APART FROM
YOUR COMPETITORS?

In the cyclical container shipping business, where many suffer at the bottom, our aim is to manage the cycle, earning superior returns at the top, remaining profitable at the bottom and exceeding cost of capital over the cycle.

Our strategy to offer multiple brands across regional markets is unique in its scope and allows us to be market leader in the majority of our core trade lanes.

With nine acquisitions since 1993, CP Ships is also a leader in industry consolidation with a proven track record of transforming small and medium sized shipping lines that would otherwise find it difficult, or even impossible, to survive on their own.

As the only container shipping company listed on North American stock exchanges, we provide investors in the world's biggest capital market the opportunity to invest directly in this global, high-growth industry.



WHAT ARE YOUR MAIN
MANAGEMENT STRENGTHS?

From our launch as a publicly listed company in October 2001, our Board has been exceptionally strong. The six independent members of our nine-member Board (two Canadian, two US and two British) are all international business leaders with extensive public company experience. Their leadership has proved invaluable.

Even more important is our management team. With broad industry knowledge, long experience and tremendous company loyalty, they are able to execute our business strategy effectively and profitably to make CP Ships the industry leader it is.

Our management structure is streamlined, decentralized and focused on profit with only a small corporate group. Day-to-day decision making is in the hands of highly focused regional management in close touch with the market and our customers.

With performance-based compensation, management is strongly motivated to drive shareholder returns. The top 100 managers own 2.5% of the company's stock and hold options over a further 2.9%. And all employees participate in an annual cash bonus program based on profitability.

BOARD OF DIRECTORS
Left to right, in order of appearance

ROBERT CLANIN is Chairman of Overseas Partners a Bermuda reinsurance company, a Director of Caraustar Industries which produces recycled packaging, of John H Harland a financial services company and of Serologicals a global provider of biological products. He was Chief Financial Officer of United Parcel Service, the US-based international parcel delivery and logistics company, from 1994 to 2001, having joined the company in 1971. He oversaw what was at the time the largest ever initial public offering of stock in the US. He is a member of the Audit, Corporate Governance and Compensation Committees.

VISCOUNT WEIR, Chairman, was also Chairman of Balfour Beatty, one of the UK's largest construction companies until May 2003. He was Chairman of the Weir Group, a UK-based mechanical engineering group, from 1983 to 1999. He is also a Director of St James's Place Capital and Canadian Pacific Railway. Formerly, he was a Director of the Bank of England, British Steel and Canadian Pacific Limited. He is Chairman of the Compensation Committee and a member of the Audit and Corporate Governance Committees.

NIGEL RICH is Chairman of Exel, the global logistics business. He is also Chairman of the Hamptons Group, a real estate services company, and a Director of Pacific Assets Trust. He spent 20 years with the Jardine Matheson group in Asia and was its Chief Executive from 1989 to 1994. He is a member of the Audit, Compensation and Corporate Governance Committees.

IAN WEBBER,* a Chartered Accountant, was appointed Chief Financial Officer in 1996 after 17 years with PricewaterhouseCoopers LLP, the last five as an audit partner.

JOHN MCNEIL was Chairman and Chief Executive Officer of Sun Life Assurance Company of Canada from 1988 to 1998 and Chairman until retirement in 1999, having originally joined the company in 1956. He is a Director of Sun Life Financial. He serves as Chairman of Fairmont Hotels and Resorts, having been Director of its former parent Canadian Pacific Limited from 1992 to 2001. He is also a Director of Shell Canada and DWL (USA). He is Chairman of the Audit Committee and a member of the Compensation and Corporate Governance Committees.



[PICTURE OMITTED]

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Photograph of the Board of Directors of the Company.

PETER DEY was Chairman of Morgan Stanley Canada from 1998 until 2001 and President from 1994. From 1985 to 1994 he was a partner in the Canadian law firm Osler, Hoskin & Harcourt which he first joined in 1969 and to which he returned as a partner in 2001. He was Chairman of the Ontario Securities Commission from 1983 to 1985 and was responsible for the Dey Report on corporate governance in Canada. He is a Director of Stelco, Camco, Workbrain Corporation and Atlas Cold Storage Income Trust. He is Chairman of the Corporate Governance Committee and a member of the Audit and Compensation Committees.

RAY MILES* joined CP Ships in 1988 as Chief Executive Officer. He has worked in the shipping industry since 1972. He is a non-executive Director of Provident Financial and West of England P&I Club, Chairman of Box Club the container shipping industry's CEO forum, Chairman of World Shipping Council the industry's US representative organization and a trustee of the National Maritime Museums at both Greenwich, London and Falmouth, Cornwall.

FRANK HALLIWELL* was appointed Chief Operating Officer of CP Ships in 2001, having been Executive Vice President since 1995. He has filled a number of senior roles in the CP Ships group since joining Canada Maritime as Commercial Director in 1991. He entered the container shipping industry in 1971.

JOHN BOWMER is Chairman of Adecco of Switzerland, the world's largest international staffing and recruitment company where he was Chief Executive Officer from 1996 to 2002 and Chief Executive Officer of its predecessor, Adia, since 1993. He has served in a variety of executive positions in the UK, Asia, Australia and the US since he joined Adia in 1987. He is a member of the Audit, Corporate Governance and Compensation Committees.



* Executive Director

[PICTURE OMITTED]

(Narrative of Embedded Graphic)

Photograph of the Board of Directors of the Company.

STRATEGY
         Frank Halliwell, Chief Operating Officer

[PICTURE OMITTED]

(Narrative of Embedded Graphic)

Photograph of freight train pulling double stacked containers and photograph of Frank Halliwell, Chief Operating Officer.

STRATEGY

WHAT DO YOU CONSIDER THE MOST
IMPORTANT VALUE DRIVERS IN YOUR
BUSINESS AND WHY?

Container shipping's fortunes are determined mainly by the balance between supply of ship capacity and demand for container cargo. The key driver of demand is world GDP growth. Historically, when GDP has grown at 4%, demand for container shipping has grown by 10%. Over the past 20 years, demand has grown at an average compound annual rate of 8.6%. A contributing factor has been the expansion of global sourcing for manufacturing and retail.

The industry's challenge is the cycle in capacity utilization and pricing that supply/demand imbalances create. Our company's challenge is to implement a business strategy that produces value through the cycle.

Our focus on service quality brings customer loyalty. Being market leaders in our core trade lanes where we concentrate volume, together with efficient and dynamic use of our ship and container assets, drive trade lane economies of scale. And, we regularly upsize or downsize our ship networks to suit changing market conditions, trying to make our fixed costs as variable as possible.

Furthermore, even at the top of the cycle, cost reduction is still an important part of CP Ships' culture.

HOW DO YOU PLAN TO GROW
THE BUSINESS?

We plan for steady organic growth. In 2003, our overall business grew by 9%, and mostly organically. In Asia, by adding and restructuring services we grew by 36% on a comparable basis. After successfully introducing a new Asia-Vancouver service in 2003, we added a second service early in 2004. In the TransAtlantic, by building on existing services we grew volume by 10%, excluding the impact of Italia Line. Quite an achievement in a market often viewed as mature. And, by designing our newest ships with increased capacity for refrigerated containers, we are expanding in this specialized and profitable cargo sector.

We believe there is ample opportunity for industry consolidation and intend to continue to pursue acquisitions that add value and create new opportunities for economies of scale.

And, as a way of leveraging strong regional positions and adding value to our core container services, we intend to selectively and modestly develop logistics services, for example our planned acquisition of Montreal-based ROE Logistics announced in March 2004.

STRATEGY

HOW DO YOU MANAGE
YOUR BRANDS?

We maximize customer choice and market potential by positioning two or more brands in most of our trade lanes. We leverage our brands' historic strengths and customer relationships to create new business opportunities. In 2003, we successfully introduced Canada Maritime, the acknowledged leader in the Montreal Gateway-Europe trade, into the Vancouver-Asia trade. Also last year, we built on Lykes Lines' growing reputation as an international carrier by expanding its Transpacific services and starting new Australia/New Zealand-based services for the first time in its history.

Our people are key to successful management of our brands. They have worked closely with our customers for many years and provide first-class support services, all to ensure that our brands maintain their solid reputations.

Our proven strategy of consolidating back-office activities strengthens our brands' ability to offer competitive services. We also know when it is time to retire a brand if its franchise is not strong enough to warrant further investment and have done so twice in recent years.



[PICTURE OMITTED]

(Narrative of Embedded Graphic)

Graphic of the Company's seven (7) different brand name logos.

[PICTURE OMITTED]

(Narrative of Embedded Graphic)

Photograph of customer service representatives


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


PERFORMANCE
         Ian Webber, Chief Financial Officer

[PICTURE OMITTED]

(Narrative of Embedded Graphic)

Photograph of a containership and a photograph of Ian Webber, Chief Financial Officer.

PERFORMANCE

HOW DOES YOUR FINANCIAL
PERFORMANCE MEASURE UP?

After more than a decade of profitability, our track record is one of delivering strong financial results and being consistently profitable through the cycle.

For 2003, operating income grew by nearly 60% to $131 million before exceptional items. Our 2003 sales revenue at $3.1 billion and volume at 2.2 million teu both set records.

We have the potential to generate significant free cash flow in 2004 and beyond. After completing our four-year $800 million ship replacement program in 2003, our need for maintenance capital expenditure is comparatively low. Interest costs are relatively modest. And the income we generate is taxed at low rates. In addition, we have substantial liquidity and unutilized debt capacity. If the opportunities arise to invest in further acquisitions or replace expensive ship charters with more owned capacity, we are ready.

WHY DID YOU SPEND $800 MILLION ON SHIPS
OVER THE LAST FOUR YEARS?

We consider it less expensive over time to own or long-term charter ships. Furthermore, the rates we pay for chartering in ships for the short and medium term are volatile, making it difficult to manage a key cost. For example, since January 1996, we estimate the average cost of chartering a 2750 teu ship has been about $18,500 per day compared with a daily ownership cost today of about $14,300. That's a $1.5 million difference per ship per year! Ownership also ensures availability of specialized ships for some of our regional trades.

Having completed the $800 million investment program, we own or long-term charter close to 70% of the fleet capacity. With 30% on short to medium-term charter we retain sufficient flexibility to respond to sudden market changes and adjust capacity.

In August, we agreed to long-term charter a further nine 4250 teu ships for delivery between 2005 and 2007. They will not only help ensure we remain in reach of our 70% ownership target as business grows, but also will closely match in size our existing complement of eleven 4000+ teu ships. These larger ships will be the future workhorses of our fleet.

PERFORMANCE

HOW ARE YOU MANAGING
YOUR COSTS?

Cost cutting is an embedded process at CP Ships. In 2003, we exceeded our target of $80 million, achieving $100 million in annualized cost savings through initiatives such as ship network restructuring, lower terminal and inland costs and consolidation of back office processes. In 2004, opportunities for cost savings are fewer, but our target is to take out another $35 million in annualized savings.

We continue to face cost challenges. In 2003, our average cost per teu increased by 6% due mainly to the effect of a weaker US$, rising fuel costs and renewal of ship charters at higher rates. There were also some increases in other operational expenses offset by underlying efficiency improvements.

To manage currency exchange and fuel price risks we use various financial instruments to cover our exposure. We will hedge up to 100% of our currency exposures and up to 50% of fuel exposures.

ARE YOU COMFORTABLE WITH YOUR LEVEL
OF BALANCE SHEET LEVERAGE?

With a net debt to capital ratio at 30% and the lease adjusted ratio at 43% at 31st December 2003, our leverage is well within our level of comfort and compared to most of our peers is low. Confidence in our balance sheet leverage is also reflected in our credit ratings.

At year-end, $239 million of our two secured revolving credit facilities totaling $525 million was undrawn. In 2004, we intend to renew these facilities on more flexible terms. In February 2004, we successfully raised $200 million through the issue of convertible senior subordinated notes. All this provides us with considerable capacity to invest in and grow the business.

COST PER TEU
US$

                                [GRAPHIC OMITTED]

                       (Narrative of Embedded Graphic)

        Cost Per TEU - showing the Company's unaudited cost per TEU on an annual basis, from their financial year ended 1996
                    through the financial year ended 2003.

                 Cost per teu is total cost divided by volume
                   in teu. Total cost is after deduction of
                    slot charter revenue and excludes gains
                                 and losses on
                 disposal of capital assets and from currency
                      exchange, other than from hedging.

                (1) Converted from Canadian $ at average rates.

CAPITAL STRUCTURE
NET DEBT AS % OF TOTAL CAPITAL

                                [GRAPHIC OMITTED]

                       (Narrative of Embedded Graphic)

       Capital Structure - Net Debt As % of Total Capital - depicts bar chart with 2 lines (first line for balance sheet debt and the second line for lease adjusted debt) showing the Company's unaudited net debt as a percentage of total capital per
                 financial year for years ended 2002 and 2003

                               _________________

                                Balance Sheet (1)
                                _________________

                                Lease Adjusted(2)

                 (1)Balance Sheet is net debt divided by total
                       capital, where net debt is total
                       long-term debt less cash and cash
        equivalents, and capital is shareholders' equity plus net debt.

            (2)Lease Adjusted is net debt divided by total capital,
               where lease adjusted net debt is net debt defined
         above plus the present value of operating lease commitments, and capital is shareholders' equity plus lease adjusted net debt.

SHARE PRICE HISTORY - 2003

                                [GRAPHIC OMITTED]

                       (Narrative of Embedded Graphic)

       Chart depicting the Company's average share price on a quarterly basis from 1st January 2003 through to 31st December 2003.


CORPORATE GOVERNANCE
Clarkson Centre for Business Ethics and Board Effectiveness

In its September 2003 Board Shareholder Confidence Index, Clarkson Centre for Business Ethics and Board Effectiveness at the University of Toronto Rotman School of Management rated CP Ships with a score of AAA in three of five categories, including Director Stock Ownership, Board Structure and Board Practice, and an overall score of A.

Globe & Mail Report on Business

Also in September 2003, the leading Canadian business journal Globe & Mail Report on Business ranked CP Ships number 21 out of 207 S&P/TSX companies in its annual rating of Corporate Governance in Canada. Out of a total possible 100 points, CP Ships scored 85, including a score of 14 points out of a possible 15 for Disclosure and 21 points out of a possible 24 for Shareholder Rights with respect to Director tenure and stock option grants and the influence of superior voting shares.


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


CP SHIPS                [LOGO OMITTED]            62-65 Trafalgar Square, London
                                                        WC2N 5DY, United Kingdom

Letter from Lord Weir                                            www.cpships.com
Chairman

DEAR SHAREHOLDERS,
________________________________________________________________________________

I am pleased to report that 2003 was another year of delivering strong performance for our shareholders.

Our New York Stock Exchange share price increased last year by 53% from US$13.58 to $20.77. This follows a 25% increase in share price in 2002 and represents a 190% increase since CP Ships was first listed in October 2001. Market capitalization last year grew by 53% from $1.22 billion to $1.87 billion.

Operations during the year were successful, with profits reflecting improved freight rates and greater efficiency. The full benefit of these was however offset to a substantial extent by weakness of the US dollar, much higher costs in renewing charters and high fuel cost. In the face of these adverse circumstances I hope shareholders will share my satisfaction with the financial outcome achieved and will join me in thanking all those who work in our company for their hard work and contribution.

Since CP Ships began life as a publicly listed company some two and a half years ago, we have endeavored to put in place strong corporate governance. The successful results of this policy can be seen on the facing page.

As you know, effective from our Annual Meeting on 4th May 2004, I will step down as Chairman. Ray Miles will become the new Chairman and Frank Halliwell will become our new CEO. I have been proud to lead CP Ships in its first exciting years as a publicly listed company, a period of strong performance for shareholders. I will remain on the Board as Lead Director, a role I am delighted to assume.

With Frank at the helm and Ray serving as Chairman, CP Ships could not be in better hands. Theirs is one of the most productive partnerships in container shipping. Together, they have led CP Ships to its position as an industry leader.

I look forward to a future in which CP Ships continues to develop its potential to the benefit of its shareholders, its customers and its staff.

/s/ Lord Weir

Lord Weir, Chairman


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


CP SHIPS                [LOGO OMITTED]            62-65 Trafalgar Square, London
                                                        WC2N 5DY, United Kingdom

Letter from Raymond R. Miles                                     www.cpships.com
Chief Executive Officer



DEAR SHAREHOLDERS,
________________________________________________________________________________

Last year was a year for setting records.

Sales revenue of $3.1 billion was our highest ever, up 17% on 2002. So was volume, at 2.2 million teu, up 9%. Operating income before exceptional items was $131 million, nearly 60% higher than 2002. In the fourth quarter it was $49 million, our highest quarterly operating income ever. Average freight rates, up 7% for the year, reflected improved market conditions in most of our trade lanes.

If we ignore the effect of Italia Line acquired in August 2002 and the Asia-Europe slot charter closed down in April 2003, organic growth in volume in 2003 was 13%. This was achieved by strong growth in three of our main market segments: TransAtlantic, Latin America and Asia.

We celebrated 100 years of service in our largest market, the TransAtlantic, by achieving our best TransAtlantic profits since the company went public on the back of 12% growth in volume. This included the successful integration of Italia Line, which was profitable in its first full year.

We earned steady profits in our Australasian market following the major ship network rationalization of our European and US services. In Latin America our profits slipped, but in a hostile market environment the result was quite an achievement. In Asia, the India trades lost money as did the tail-end of our Asia-Europe slot charter, but our growing Asia-Americas services were profitable.

Further progress was made in reducing the number of information systems inherited from acquisitions. Two more systems were phased out in 2003 and by the end of 2004 we expect to have all brands on one system. Also, five of our brands introduced new e-commerce portals on their websites in 2003.

VOLUME
TEU 000s

                                [GRAPHIC OMITTED]

                       (Narrative of Embedded Graphic)

      Volume - TEUs 000s - Bar Chart depicting total volume in thousands of TEU for the years 1996 through to 2003.


SEQUENTIAL QUARTERLY FREIGHT
RATE CHANGES
OVERALL % COMPARED WITH PREVIOUS QUARTER

                                [GRAPHIC OMITTED]

                       (Narrative of Embedded Graphic)

      Bar chart depicting sequential quarterly freight rate charges as a percentage change compared with the previous quarter for the years 1999 through to 2003.

REVENUE
US$ BILLIONS

                                [GRAPHIC OMITTED]

                       (Narrative of Embedded Graphic)

        Revenue - Bar chart depicting total revenue in US$ billions on an annual basis from its financial year ended 1996 through the financial year ended 2003.


                                      24


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[PICTURE OMITTED]

(Narrative of Embedded Graphic)

Photograph of a containership








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                                 [LOGO OMITTED]

________________________________________________________________________________

Security remains a high priority. We implemented significant information systems and work process changes to comply with new government-mandated requirements. The cost of these initiatives is mainly being recovered through surcharges. In May, we appointed our first Vice President Supply Chain Security to manage the security process. The war in Iraq had little effect on our operations because of our limited exposure to Middle East trade lanes. However, it did contribute to a further weakening of the US$ and increased fuel prices.

We had no major environmental incidents in 2003 and our track record of environmental achievements continued. Our Marine Operations management in Tampa, Florida and Montreal Gateway Terminals were both certified to the ISO 14001 standard. Of the owned ships in our fleet, 90% are now coated with tin-free anti-fouling paint and 92% are now certified to the ISO 14001 standard. We are on track to phase out older, less environmentally friendly, refrigerated containers by the end of the second quarter of 2004. In January 2004, we appointed our first Director Environmental Services to oversee our environmental management system.

Following completion of our ship replacement program with the delivery of the ice-strengthened Canmar Venture and Spirit, we now have a faster, younger and more efficient fleet. And we have been able to expand capacity in core trade lanes without relying too heavily on the short to medium-term charter market where rates for chartering in suitable ships have trebled over the last two years. That investment program was certainly the right decision.

We are confident that our new commitment to long-term charter a further nine new ships due for delivery starting in late 2005 will be just as sound. They will provide capacity to meet our growth expectations in some of our key trade lanes.

Since year-end, we have strengthened further our investment capacity so that we can take advantage of opportunities to make acquisitions or invest in ships with confidence.

                                 [LOGO OMITTED]

________________________________________________________________________________

This is my last letter to you as CEO of CP Ships. As we announced in February, Frank Halliwell moves up from COO to become our new CEO in May and I become Chairman. When I first became CEO of CP Ships in 1988 we operated one service between Montreal and North Europe, carried 100,000 teu annually and had a fleet of 2-1/2 ships. Today, we operate 35 services covering key regional markets around the world, carry 2.2 million teu annually with a fleet of 80 ships and are market leaders in the majority of our core trade lanes. Frank joined me as my No. 2 in 1991 and the CP Ships success story is due in large measure to his outstanding contribution to the development of the company, including the successful integration of our nine acquisitions. I welcome him to his new position and have every confidence that under his leadership our success story will continue.

I would like to thank all the people of CP Ships for their support during what has been an extraordinary, and often challenging, saga. We would not be what we are today without their huge effort.

We face the future with confidence. There will be challenges, but we have faith in our core strategy to remain profitable through the cycle and to continue to create shareholder value.



/s/ Ray Miles

Ray Miles, Chief Executive Officer

[PICTURE OMITTED]

(Narrative of Embedded Graphic)

Photograph of the Cast Progress containership

FINANCIAL
REPORT






[PICTURE OMITTED]

(Narrative of Embedded Graphic)

Photograph of freight trucks at port.

25    MANAGEMENT'S DISCUSSION AND ANALYSIS

36    TEN-YEAR COMPARISON

37    QUARTERLY RESULTS

38    FORWARD-LOOKING STATEMENTS

39    MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

39    AUDITORS' REPORT

40    CONSOLIDATED STATEMENTS OF INCOME

40    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

41    CONSOLIDATED BALANCE SHEETS

42    CONSOLIDATED STATEMENTS OF CASH FLOW

43    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

60    SHAREHOLDER INFORMATION

[PICTURE OMITTED]

(Narrative of Embedded Graphic)

Photograph of containership at port.

MANAGEMENT'S DISCUSSION AND ANALYSIS
AS OF 12TH MARCH 2004

Management's discussion and analysis should be read in conjunction with the 2003 Audited Consolidated Financial Statements and notes thereto. The financial information presented herein is expressed in US$, unless otherwise indicated, and has been prepared on the basis of Canadian generally accepted accounting principles ("Canadian GAAP").

FINANCIAL HIGHLIGHTS
(unaudited)
($ millions unless otherwise indicated)                                            2003         2002         2001
                                                                                 ----------------------------------
Volume (teu millions)                                                               2.20         2.01         1.84
Revenue ($ billions)                                                                3.14         2.69         2.65
Cost per teu ($/teu)(1)                                                             1283         1206         1271
EBITDA(2)                                                                            250          176          213
Operating income before exceptional items(3)                                         131           83          139
Net income                                                                            82           52           66
Earnings per common share basic before exceptional items ($/share)(3)               1.02         0.59         1.37
Earnings per common share basic ($/share)                                           0.91         0.61         0.83
Earnings per common share diluted ($/share)                                         0.89         0.60         0.83
Dividends declared on common shares ($/share)                                       0.16         0.16         -
Return on capital employed(4)                                                        7.2%         5.7%        12.5%

                                                                                   2003         2002         2001
                                                                                 ----------------------------------
Cash from operations                                                                 150           84          190
Capital expenditure                                                                  158          439          288

                                                                                   2003         2002         2001
                                                                                 ----------------------------------
Total assets                                                                       2,506        2,487        1,923
Property, plant and equipment                                                      1,235        1,134          774
Cash and cash equivalents                                                             75          110          116
Total long-term financial liabilities(5)                                             651          597          230
Shareholders' equity                                                               1,314        1,225        1,096
Net debt to capital(6)                                                                30%          28%           9%

(1) Cost per teu is total costs divided by volume in teu. Total costs comprise total expenses before currency exchange gains or losses other than from hedging, diminution in value of property, plant and equipment and gains or losses on disposal of property, plant and equipment, after deducting slot charter revenue. Cost per teu, which we consider to be a meaningful measure of the effectiveness with which costs are being managed, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.
(2) EBITDA is earnings before interest, tax, depreciation, amortization, exceptional items and minority interests and equals operating income before exceptional items plus depreciation and amortization. EBITDA, which we consider to be a meaningful measure of operating performance, particularly the ability to generate cash, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.
(3) Exceptional items include a charge of $10 million in 2003, a credit of $2 million in 2002 and a charge of $43 million in 2001. For further details see note 2 to the consolidated financial statements.
(4) Return on capital employed ("ROCE") equals operating income before exceptional items divided by average capital employed. Average capital employed is the simple average of balance sheet capital employed at 31st December of the current and prior year. Capital employed comprises shareholders' equity, total long-term debt and future income tax liabilities, less cash and cash equivalents. Average capital employed in 2001 included minority interests and net loans to companies affiliated to CP Ships prior to the demerger from Canadian Pacific Limited in October 2001. ROCE, which we consider to be a meaningful measure of the efficiency with which capital is being utilized, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.
(5) Long-term financial liabilities comprises long-term debt due within one year and long-term debt due after one year.
(6) Net debt to capital is net debt divided by capital, where net debt equals total long-term debt less cash and cash equivalents, and capital equals shareholders' equity plus net debt. Net debt to capital, which we consider to be a meaningful measure of leverage, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

($ millions)                                    2003             2002
                                           ----------------------------------
Volume (teu 000s)                               2,195            2,008
Revenue                                         3,136            2,687
Expenses                                        3,005            2,604
EBITDA(1)                                         250              176
Operating income(1)                               131               83
Net income(1)                                      92               50
Net income                                         82               52

(1) Before exceptional items.

Results in 2003 were significantly better than in 2002, including a record operating profit in the fourth quarter, despite significant pressure on costs and strong competition in most trade lanes.

                         OPERATING INCOME BY MARKET(1)
-------------------------------------------------------------------------------
$ millions


                                [GRAPHIC OMITTED]

(Narrative of Embedded Graphic)

Operating Income By Market (in $ Millions) - Bar graph for years 2002 and 2003 with the following bar lines: Transatlantic, Australia, Latin America, Asia and Other. Chart contemplates figures before exceptional items.

Operating income before exceptional items for the year was $131 million compared with $83 million in 2002 due mainly to improved results in the TransAtlantic and considerably reduced losses in the Asian market.

EBITDA for 2003 at $250 million was up from $176 million in 2002 reflecting improved operating results. Net income available to shareholders was $82 million compared to $52 million in 2002.

Basic earnings per share before exceptional items was $1.02 compared with $0.59. For 2003, the average number of common shares used in calculating basic earnings per share was 89.8 million compared with 84.8 million in 2002.

ITALIA LINE

The integration of Italia Line, acquired in July 2002, continued through the year and has now been completed.

SHIP REPLACEMENT PROGRAM

The four-year investment program to replace more expensive chartered ships with 23 new and used owned ships at a cost of $800 million and six new long-term chartered ships was completed in the third quarter 2003, thereby increasing the owned or long-term committed fleet to 68% of capacity at 31st December 2003 versus 30% at the end of 1999. The investment was financed by cash from operations, bank borrowings and capital leases on two ships. The average age of the owned and long-term committed fleet was eight years at 31st December 2003.

CP Ships considers that, through the cycle, owning ships is less expensive than chartering. For example, the average cost between 1996 and 2003 to charter a standard 2750 teu containership typically used by the company was $18,500 per day compared to about $14,300 per day to own the same ship today on a fully comparable basis.

In order to further reduce reliance on the more expensive and volatile short-term charter market, it was agreed in August 2003 to long-term charter nine 4250 teu ships to be delivered mainly in 2006. These will increase the average size of ship typically deployed in the core trade lanes and, after allowing for trade growth, maintain the 70% owned/long-term committed target while giving sufficient flexibility to use shorter term charters to adjust the fleet size and ship networks to changes in market conditions.

                               FLEET COMPOSITION
-------------------------------------------------------------------------------
% of Total Fleet Capacity
                                [GRAPHIC OMITTED]

(Narrative of Embedded Graphic)

Fleet Composition (as a percentage of Total Fleet Capacity) - Bar graph for years 1999, 2003 and 2007 with 3 sections: owned, long-term committed and other chartered. The 2007 graph assumes 5% increase in total capacity per year to meet trade growth.

MANAGEMENT'S DISCUSSION AND ANALYSIS



INDUSTRY SUPPLY AND DEMAND

% annual growth

                                [GRAPHIC OMITTED]

                       (Narrative of Embedded Graphic)

  Industry Supply and Demand (as a percentage of annual growth) - Bar graph for years 1997 through 2003 with 3 bar lines: Container Ship Capacity
       Growth, World Container Trade Growth and World Real GDP Growth.



Sources: Clarkson Research Studies, Drewry Shipping Consultants and International Monetary Fund

In an improving global economy, world container trade grew by 12% in 2003 following 10% in 2002. While much of this growth was driven by a significant increase in exports from China to North America and Europe, overall trade growth was also firm in most other trade lanes. Although the supply of new ship capacity increased by 9% in 2003, the lead legs of most of the world's major trade lanes were relatively full throughout much of the year, leading to substantial improvement in overall market conditions.

REVIEW OF OPERATIONS

VOLUME & REVENUE

Volume and revenue for both full year and fourth quarter 2003 were CP Ships records. Container carryings at 2.2 million teu were 9% higher than 2002, reflecting strong growth in TransAtlantic, Latin America and Asia, partly offset by lower volume in Australasia. Revenue at $3.14 billion was 17% higher than $2.69 billion in 2002. The average freight rate, which excludes inland transport and slot charter revenue, increased 7% in 2003 due to better market conditions in most trade lanes.

EXPENSES

($ millions)                                     2003              2002
                                               --------------------------
Container shipping operations                    2,464            2,148
General and administrative                         424              367
Depreciation and amortization                      119               93
Currency exchange gain                              (2)              (4)
                                               --------------------------
Total expenses                                   3,005            2,604
                                               ==========================

Total expenses increased by 15% to $3.01 billion in 2003 from $2.60 billion in 2002.

Container shipping expenses were up 15% to $2.46 billion from $2.15 billion mainly due to volume growth of 9% and generally higher operating costs caused by three main factors. Firstly, the estimated net effect of the weaker US$ was adverse by $56 million. Secondly, fuel costs were up $71 million in 2003, of which $38 million was from higher price.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Thirdly, charters for 26 ships were renewed during 2003, nearly all at higher rates with an estimated adverse impact of $17 million in the year. Other operating expenses including terminal and inland transport were also higher due to price inflation. The overall increase was partly offset by the cost reduction program.

The impact of the weaker US$ on European, Canadian and other non-US$ expenses was the main factor in the increase in general and administrative costs.

The increase in depreciation was due mainly to increased investment in ships and information systems.

Cost per teu for the year was up by 6% to $1,283 from $1,206 in 2002.

The 2003 cost reduction program delivered over $100 million of annualized savings, with about $75 million included in the 2003 result, exceeding previously announced targets. The cost reduction target for 2004 is $35 million on an annualized basis.

In 2003, 49% of total expenses were ship network, container and general and administrative costs. Although regarded as fixed costs, the ship network and container fleet are regularly adjusted in response to changes in business demand. The remaining 51% were variable costs including inland transport, terminal and empty container positioning.

OPERATING RESULTS BY MARKET

TRANSATLANTIC MARKET
($ millions)                                     2003              2002
                                             ------------------------------
Volume (teu 000s)                                1,163            1,039
Revenue                                          1,577            1,328
Expenses                                         1,495            1,268
                                             ------------------------------
Operating income(1)                                 82               60

(1) Before exceptional items.

Operating income at $82 million improved significantly on the previous year's $60 million.

Volume was up 12% including a full year of Italia Line together with moderate import growth into North America mainly from Northern Europe and stronger export growth due to the positive effect of a weakening US$.

               SEQUENTIAL QUARTERLY AVERAGE FREIGHT RATE CHANGES
-------------------------------------------------------------------------------
% change
                                [GRAPHIC OMITTED]

                       (Narrative of Embedded Graphic)

       Bar Chart of Company's Sequential Quarterly Average Freight Rate
         Changes (as a percentage change) compared with the previous quarter for the years 2002 and 2003 for the Transatlantic Market.

Average freight rates increased by 10% reflecting stronger market conditions mainly westbound from North Europe to North America.

Expenses increased by 18% in 2003 from $1.27 billion to $1.50 billion due mainly to 12% higher volume, the adverse impact of the weaker US$ and higher fuel prices.

Service restructuring early in 2003 led to improvements in trade lane operating efficiencies, partly offsetting higher operating costs. In January, Canada Maritime chartered a fixed number of slots to competing members of the Canex consortium in the Montreal Gateway trade. Also in the first quarter, a ship was withdrawn from the Gulf-Mediterranean service and slots were chartered to two other carriers, thereby adjusting capacity to meet changes in trade lane demand.

In the second and third quarters, two new 4100 teu ice-strengthened ships, Canmar Venture and Spirit were delivered in the Montreal Gateway trade replacing smaller, older, slower and less efficient ships. The new ships provide sufficient additional capacity for long-term growth.

Fourth quarter operating income of $37 million was a record with volume up 6% and freight rates 13% higher than the same period in 2002.

In 2004, we expect volume to remain firm and freight rates to continue to improve.

MANAGEMENT'S DISCUSSION AND ANALYSIS

AUSTRALASIAN MARKET
($ millions)                                     2003             2002
                                             ------------------------------
Volume (teu 000s)                                 304              334
Revenue                                           516              531
Expenses                                          489              504
                                             ------------------------------
Operating income(1)                                27               27

(1) Before exceptional items.

Operating income of $27 million was the same as in 2002 with volume 9% lower due to planned capacity reductions on the Europe-Australasia services and the effect of the weaker US$ on Australian exports.

               SEQUENTIAL QUARTERLY AVERAGE FREIGHT RATE CHANGES
-------------------------------------------------------------------------------
% change
                                [GRAPHIC OMITTED]

                       (Narrative of Embedded Graphic)

   Bar chart of Company's Sequential Quarterly Average Freight Rate Changes
      (as a percentage change) compared with the previous quarter for the years 2002 and 2003 for the Australasian Market.

With stable trade conditions through most of 2003, freight rates continued to improve, up 6% in fourth quarter on third quarter 2003 and 10% for the year overall.

Total expenses were down due to lower volume and the positive impact of ship network efficiencies from the restructuring of the Europe-Australasia services in January 2003.

We anticipate that trade conditions will remain stable in 2004, with some further modest improvement in average freight rates.

LATIN AMERICAN MARKET
($ millions)                                     2003             2002
                                             ------------------------------
Volume (teu 000s)                                 239              174
Revenue                                           297              238
Expenses                                          282              217
                                             ------------------------------
Operating income(1)                                15               21

(1)Before exceptional items.

Operating income was $15 million against $21 million in 2002. Volume was up 38%, mainly from new port calls added on the weaker southbound import trade routes into South America, and the introduction of larger ships in the Gulf-East Coast South America trade lane to meet strong northbound export trade demand.

               SEQUENTIAL QUARTERLY AVERAGE FREIGHT RATE CHANGES
-------------------------------------------------------------------------------
% change
                                [GRAPHIC OMITTED]

                       (Narrative of Embedded Graphic)

   Bar chart of Company's Sequential Quarterly Average Freight Rate Changes
     (as a percentage change) compared withe the previous quarter for the years 2002 and 2003 for the Latin America Market.

Average freight rates declined 10% in the year due to continuing difficult trade conditions, although the fourth quarter showed a 3% improvement from third quarter.

Operating expenses were up mainly due to higher volume and increased ship network costs from both additional capacity and increased charter rates.

With a somewhat more positive economic outlook for most of Latin America, we expect to remain profitable in 2004, despite continuing overcapacity in some trade lanes.

ASIAN MARKET
($ millions)                                     2003             2002
                                             ------------------------------
Volume (teu 000s)                                 453              424
Revenue                                           636              508
Expenses                                          644              546
                                             ------------------------------
Operating income(1)                                (8)             (38)

(1) Before exceptional items.

For 2003, the operating loss decreased to $8 million from $38 million with the positive effect of withdrawal from the loss-making Asia-Europe slot charter in April being partly offset by more difficult conditions in the India trades.

Volume increased 7% but, excluding Asia-Europe, underlying volume was up 36% due to expansion

MANAGEMENT'S DISCUSSION AND ANALYSIS

and restructuring in the Asia-Americas and US East Coast-India trade lanes.

               SEQUENTIAL QUARTERLY AVERAGE FREIGHT RATE CHANGES
-------------------------------------------------------------------------------
% change
                                [GRAPHIC OMITTED]

                       (Narrative of Embedded Graphic)

   Bar chart of Company's Sequential Quarterly Average Freight Rate Changes
     (as a percentage change) compared withe the previous quarter for the years 2002 and 2003 for the Asian Market.

Underlying freight rates were up 1% up for the year overall but 8% lower in fourth quarter versus third quarter 2003 due mainly to a planned increase in lower margin import volume from North America to Asia as well as the effect of seasonally weaker export freight rates from Asia.

The increase in expenses was due mainly to higher volume and a greater proportion of intermodal traffic.

In February 2004, a new service between Asia and Vancouver/Oakland was announced. Scheduled to start in April, it complements the existing Asia-Vancouver service, further strengthening market presence in the Asia-Americas trade lane where trade growth is expected to remain strong. During 2004, initiatives to restructure services in the India trades will continue in order to reduce losses.

OTHER ACTIVITIES
($ millions)                                     2003             2002
                                             ------------------------------
Volume (teu 000s)                                  36               37
Revenue                                           110               82
Expenses                                           95               69
                                             ------------------------------
Operating income(1)                                15               13

(1) Before exceptional items.

Operating income was $15 million up from $13 million in 2002. Improved operating results for Montreal Gateway Terminals due to increased activity offset weaker results in the North America-South Africa and break-bulk services.

OUTLOOK

There was a substantial improvement in profits during 2003 despite significant pressure on costs and strong competition in most of our trade lanes. We face similar challenges in 2004. Assuming continued solid growth in the world economy, the balance of supply and demand in the global container shipping industry should remain favorable. Continued strong volume and further freight rate improvements will, we consider, continue to outweigh the negative effect on our costs of a weaker US$ and charter renewals, and we therefore expect that earnings in 2004 will be higher than in 2003.

OTHER CONSOLIDATED INCOME
STATEMENT ITEMS

EXCEPTIONAL ITEMS

The exceptional charge of $10 million was for organizational restructuring in Europe comprising the closure of certain UK offices as a consequence of consolidation of management activities in the Gatwick area. The exceptional credit of $2 million in 2002 arose from the write-back of unutilized provisions established in 2001 as an exceptional charge.

INTEREST EXPENSE, NET

In 2003 interest expense at $36 million was $13 million higher than 2002, due to increased average borrowings to finance investment in ships and a full year charge on the senior notes issued in July 2002.

INCOME TAX EXPENSE

At $3 million for the year overall, tax expense for 2003 was $7 million lower than 2002 largely due to deductions for interest paid and a future income tax benefit of $4 million recognized in fourth quarter mainly for prior year tax losses carried forward in certain subsidiaries, now considered recoverable.

MANAGEMENT'S DISCUSSION AND ANALYSIS

PRINCIPAL CONSOLIDATED
BALANCE SHEET ITEMS

($ millions)                                      2003             2002
                                             ------------------------------
  Property, plant and equipment                  1,235            1,134

  Goodwill and other intangible assets             607              608

  Accounts receivable                              469              526

  Accounts payable and accrued liabilities         534              658

  Cash and cash equivalents                         75              110

  Long-term debt                                   651              597

  Shareholders' equity                           1,314            1,225

PROPERTY, PLANT & EQUIPMENT

Property, plant and equipment at 31st December 2003 increased to $1.24 billion from $1.13 billion at 31st December 2002 mainly due to investment in ships. It comprised $987 million for ships up from $868 million in 2002, $73 million for containers, down from $89 million in 2002 and $175 million for other assets including information systems against $177 million in 2002.

The ship fleet consisted of 80 ships at 31st December of which 40 were owned or under capital leases representing 55% of total capacity and the remainder under operating leases including 13% of total capacity being long-term committed. The container fleet was 443,000 teu of which 34% was owned or under capital leases and the remainder under operating leases.

Investment in other assets was $43 million in 2003, including computer hardware and software related mainly to the continued integration of systems inherited from acquisitions, a new finance system and development of other new systems.

GOODWILL & OTHER INTANGIBLE ASSETS

At 31st December 2003, goodwill and other intangible assets was $607 million compared with $608 million in 2002. There were no additions in 2003 and the annual goodwill impairment test was completed with no write-downs being required in 2003.

NON-CASH WORKING CAPITAL

Accounts receivable decreased in 2003 mainly as a result of improved accounts receivable collection procedures following systems enhancements. Accounts payable and accrued liabilities decreased during 2003 mainly due to accelerated payment of vendor invoices as a consequence of systems developments.

LIQUIDITY &
CAPITAL RESOURCES

Cash and cash equivalents at $75 million was down from $110 million due to better management to minimize drawings of bank debt.

Cash from operations before exceptional payments was $160 million compared to $96 million in 2002 due to stronger operating results.

For the full year, capital expenditure was $158 million, including $104 million on ships and $11 million of stage payments for Canmar Venture and Spirit which were refunded in 2003 on completion of the capital leases for these ships together with $32 million of pre-2003 stage payments.

Proceeds from the sale of property, plant and equipment were $18 million nearly all of which was in the fourth quarter from the sale of office premises in the UK and the scrapping of Rotoma, a 1200 teu roll-on roll-off ship.

Following completion of the ship replacement program during the year, capital commitments were $2 million at 31st December 2003. CP Ships considers that maintenance capital expenditure on ships, terminal equipment and computer hardware and software is approximately $40 million per year. Opportunities will continue to be evaluated for purchasing additional ships should they become available at economic prices in order to facilitate future growth in the business and further reduce reliance on the short-term charter market.

Long-term debt, comprising drawings under secured revolving credit facilities, unsecured senior notes due 2012, other long-term loans and capital leases was $651 million, an increase of $54 million from 31st December 2002 due to additional investment in ships being partly offset by operating cash flow. Net debt at 31st December 2003 was $576 million, representing 30% of total capital compared to $487 million or 28% of total capital at the end of 2002.

At the end of 2003, $275 million had been borrowed under two secured revolving credit facilities. The $175 million facility, which is subject to a $50 million step down during 2004 and is secured on 11 ships,

MANAGEMENT'S DISCUSSION AND ANALYSIS

was fully drawn at a cost of US$ LIBOR+1.05%. The $350 million facility, secured on 12 ships, had drawings of $100 million at a cost of US$ LIBOR+1.75%. Both facilities contain cross default provisions and a number of financial and operational covenants including restrictions on dividend payments, limits on incurring debt and requirements to maintain a minimum level of liquidity and tangible net worth. Availability of funds under these facilities is linked to CP Ships' credit rating and to the market value of the ships pledged as security. Based on the most recent ship valuation and ratings of BBB- from Standard and Poor's and Ba2 from Moody's Investor Services, $514 million of the facilities was available at the end of 2003, of which $239 million was undrawn. It is the intention to replace both facilities during 2004.

In December 2003, $90 million of unsecured 364-day revolving credit facilities matured and were not replaced.

The unsecured senior notes, which bear interest semi-annually at an annual rate of 10.375%, contain a cross default provision and a number of covenants restricting the ability to incur additional debt, grant security interests, make distributions including dividends, dispose of assets and enter into sale and leaseback transactions. The notes mature in 2012, with CP Ships having the option to redeem the notes earlier subject to predetermined formulas. No sinking fund has been established for redemptions.

The other long-term loans finance four US flag Lykes Lines ships bearing interest at 6.71% repayable in equal instalments up to 2008. The balance at the end of 2003 was $37 million.

During 2003, $118 million of finance was arranged for Canmar Venture and Spirit under capital leases. The leases are denominated in GB pounds, for a maximum term of 25 years and cover the full purchase price of the ships. The GBP denominated lease obligations have been swapped for US$ to remove foreign currency exchange risk and as a consequence the effective interest rate is 3-month US$ LIBOR+0.45%. The capital leases contain financial and operational covenants which are similar to those contained in the revolving credit facilities.

At 31st December 2003, obligations under other capital leases on container and information technology equipment were $25 million.

During 2000, certain containers were sold for approximately $64 million and leased back under an operating lease for up to nine years. The lease terms include a covenant package which is substantially similar to that in the revolving credit facilities, including a cross default provision and also require the company to maintain one of its corporate credit ratings at or above BB+ or Ba1. Failure to maintain such a rating would result in an event of default unless the lease was prepaid.

In 2003, CP Ships was in compliance with its covenants and had no dividend or debt arrears. It expects to be in compliance through 2004, based on current projections.
_______________________________________________________________________________

The following table summarizes the company's long-term contractual obligations as at 31st December 2003:

                                             Less than                                           After
($ millions)                                    1 year       1-3 years       4-5 years         5 years          Total
                                        -----------------------------------------------------------------------------------
  Long-term debt                                    7             291              14             196             508

  Capital lease obligations(1)                     20              34              21             175             250

  Operating lease obligations                     204             258             269             591           1,322

  Purchase obligations(2)                          60              27               -               -              87
                                        -----------------------------------------------------------------------------------
  Total                                           291             610             304             962           2,167


(1)  Total minimum lease payments including imputed interest.

(2) Purchase obligations consist of agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms including fixed or minimum quantities to be purchased, price provisions and the approximate timing. As at 31st December 2003, purchase obligations include commitments primarily for vessel sharing arrangements, information systems service contracts and port and inland transport charges.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Subsequent to 31st December 2003, $200 million principal amount of convertible senior subordinated notes due 2024 bearing fixed interest at 4% were issued. The notes are convertible into common shares under certain specified conditions at an initial conversion price of approximately US$ 25.22 per share. CP Ships may call the notes for cash at any time after 3rd July 2009. Holders of notes may put the notes in exchange for cash on 30th June 2009, 30th June 2014 and 30th June 2019. Proceeds of the offering have been used to reduce borrowings under the secured revolving credit facilities which may, subject to availability, subsequently be redrawn for general corporate purposes.

As part of its growth strategy, CP Ships will continue to consider strategic opportunities to expand organically in new markets, to make further acquisitions and invest further in ships and containers.

Management considers that it has access to sufficient capital resources together with cash to be generated from operations to fund its existing working capital and other commitments. Future growth opportunities may be funded from cash from operations, existing and new bank debt or by accessing the capital markets.

SHAREHOLDERS' EQUITY

Shareholders' equity increased to $1.31 billion at 31st December 2003 from $1.23 billion at 31st December 2002 from the addition of net income for 2003 of $82 million offset by $14 million in dividends, increases in share capital and contributed surplus of $7 million for stock-based compensation, and an improvement in the cumulative adjustments on foreign currency translation of $14 million.

At 12th March 2004, there were 89,908,354 common shares outstanding.

DIVIDENDS

Dividends of $14 million were paid on common shares in each of 2003 and 2002.

FINANCIAL INSTRUMENTS

Derivative financial instruments are used to manage risk from foreign exchange, interest rate and bunker fuel price fluctuations. These instruments include foreign exchange forward contracts, foreign exchange option agreements, foreign exchange swap agreements, cross-currency interest rate exchange agreements, bunker fuel swaps and bunker fuel option agreements. All such instruments are used for hedging and risk management purposes only. The company is exposed to credit loss in the event of nonperformance by counterparties to financial instruments and this risk is managed by contracting with counterparties of high credit quality and by using an appropriate number of counterparties to reduce the risk that would result from concentration.

FOREIGN CURRENCY EXCHANGE
RISK MANAGEMENT

Revenue is denominated primarily in US$, but CP Ships is exposed to currency risk through local operating costs exceeding local currency denominated revenue. The most significant exposures are in Euro, Canadian $, Mexican peso and GB pound. To manage this risk, various financial instruments are used including forward contracts, currency swaps and put and call options.

During 2003, all forecasted Euro and Canadian $ exposure was hedged resulting in a gain of $21 million compared with $18 million in 2002. At 31st December 2003, 50% of anticipated 2004 Canadian $ exposure was hedged using a combination of put and call options such that the net exposure is limited to between $1.30 and $1.39. During January 2004, forward contracts were concluded at a weighted average rate of $1.25 to hedge 50% of forecast net Euro exposure for the first half of 2004 and 25% for the second half.

During the year, two GBP denominated capital leases were entered into to finance Canmar Venture and Spirit. These lease obligations have been swapped for US$ to remove foreign currency exchange risk over the same term as the leases, and as a consequence the effective interest rate is 3-month US$ LIBOR+0.45%.

The estimated impact before hedging of a 1% decrease in the US$ exchange rate against the Euro, Canadian $, Mexican peso, and GB pound combined would be to decrease operating income by $5 million.

INTEREST RATE RISK MANAGEMENT

Interest rate fluctuations affect financial results due to floating rate debt. At 31st December 2003, including the effect of hedges, $303 million of debt was at floating rates linked to US$ LIBOR, and the remaining borrowings were at fixed rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For most of 2003, the interest rate on the $200 million senior notes due 2012 was swapped from 10.375% fixed to an interest rate based on 3-month US$ LIBOR+5.77% giving rise to a reduction in interest expense of $6 million compared with $1 million in 2002. This 10-year hedging instrument was closed out in December 2003 and replaced with a new 5-1/2-year $100 million fixed to floating interest rate swap at 6-month US$ LIBOR+6.12%. Subsequent to the year end, the remaining $100 million was swapped from fixed to floating rates for 4-1/2 years at 6-month US$ LIBOR+6.26%.

Other floating rate 3-month US$ LIBOR obligations of $190 million were swapped to 1.49% fixed to 30th June 2004 with no impact in 2003.

Net of cash and cash equivalents, the estimated effect before hedging of a 1% increase in US$ LIBOR would be to decrease net income by $2 million.

FUEL PRICE RISK MANAGEMENT

Purchases of bunker fuel totalled 1.6 million tonnes in 2003 at an average price of $162 per tonne compared to 1.4 million tonnes at $138 per tonne in 2002. Changes in bunker fuel prices are outside CP Ships' control but directly affect results. To manage up to 50% of anticipated exposure to movements in the price of bunker fuel, a range of instruments is used including swaps and put and call options. At 31st December 2003, CP Ships had bunker fuel swap contracts for 160,000 tonnes of fuel with a weighted average price of $137 per tonne, which expire between January 2004 and December 2004.

The estimated adverse impact on operating income, based on 2003 fuel purchases before hedging or recoveries from fuel surcharges, of a 5% movement in 2003 average bunker fuel price would be $13 million.

OFF-BALANCE SHEET
ARRANGEMENTS

There are no off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, derivative instruments and variable interest entities, that either have, or are reasonably likely to have, a current or future material effect on financial results.

CRITICAL ACCOUNTING
POLICIES & ESTIMATES

The preparation of financial statements requires judgments and the use of estimates that could affect the reported amounts. On an ongoing basis, management reviews its estimates, including those related to bad debts, potential impairment and useful lives of assets, income taxes, certain accrued liabilities, pensions and post retirement benefits and stock-based compensation. These estimates are based on historical experience and various assumptions that are believed to be reasonable under the circumstances. Management considers that none of the accounting estimates at the time they were made required assumptions about matters that were highly uncertain. Actual results could differ from estimates.

The following accounting policy has been identified as being critical to the business and an understanding of the results of operations. For a detailed discussion of the application of other accounting policies, see note 1 to the consolidated financial statements.

REVENUE & COST RECOGNITION

Revenue and costs directly attributable to loaded container movements are recognized when delivery of the container is completed. An element of the cost of delivery of each container to its ultimate destination may have to be estimated and accrued because there can be delays in the receipt or advice of the final charges from agents and suppliers throughout the world. Consequently, significant accruals are outstanding at each financial period end. CP Ships has considerable experience in estimating costs of transporting containers. In the event that it is determined that such accruals are higher or lower than necessary to meet obligations for transportation costs, an adjustment to the accrual would be made in the period that such a determination is made.

CHANGES IN ACCOUNTING POLICIES

In 2003, the following new accounting standards were adopted as a result of changes in Canadian GAAP:

CICA 3063, "Impairment of Long-lived Assets," was prospectively adopted on 1st January 2003 and establishes standards for the recognition, measurement and disclosure of impairment of long-lived assets using a two-step process. When conditions exist, the first step determines when an impairment is recognized by measuring the carrying value amount against the expected undiscounted cash flows from use and disposal. The second step, if necessary, is to measure the amount of the impairment as the excess of carrying value exceeding fair value. The adoption of this

MANAGEMENT'S DISCUSSION AND ANALYSIS

standard had no impact on the results of operations or financial position in 2003.

CICA 3475, "Disposal of Long-lived Assets and Discontinued Operations," applied to disposal activities initiated after 31st March 2003, and established standards for recognition, measurement, presentation and disclosure of the disposal of long-lived assets and the presentation and disclosure of discontinued operations. The adoption of this standard had no impact on the results of operations or financial position in 2003.

Emerging Issue Committee ("EIC") Abstracts 134, "Accounting for Severance and Termination Benefits," and 135, "Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)," were effective subsequent to 31st March 2003. These standards require that all costs associated with an exit activity should be recognized when liabilities are actually incurred. Provisions for restructuring costs are recorded in liabilities. The adoption of these standards did not have a significant impact on the results of operations or financial position in 2003.

The following new accounting standards will be adopted in future periods:

CICA Accounting Guideline AcG-13, "Hedging Relationships," is effective for fiscal years beginning on or after 1st July 2003 and will require the preparation of detailed documentation regarding derivative financial instruments in order to continue hedge accounting. Further, assessments of hedge effectiveness are required both at inception of the hedging relationship and on an ongoing basis. If it is determined that derivative instruments currently accounted for as hedges will no longer continue to be accounted for as hedges, the recorded amount relating to these instruments will be adjusted from their carrying value to their fair value. In the future, such liabilities will be marked to market on a quarterly basis and any changes in fair value will be recorded in the statement of income. If this standard had been applied at 31st December 2003, the fair value adjustment would have increased net income by $1 million.

CICA Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities," requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. AcG-15's consolidation requirement is effective for all annual and interim periods beginning on or after 1st November 2004. The impact of AcG-15 on the results of operations and financial position is not expected to be significant.

CICA 1100, "Generally Accepted Accounting Principles," establishes standards for financial reporting in accordance with generally accepted accounting principles, defines primary sources of GAAP and requires that an entity apply every relevant primary source. The guidance is effective for fiscal years beginning on or after 1st October 2003. The impact of the adoption of this standard on the results of operations and financial position is being assessed.

CICA 3870, "Stock-based Compensation and Other Stock-based Payments," was amended in 2003 to require expensing of all stock-based compensation from the grant date, effective 1st January 2004. In accordance with the transitional provisions of CICA 3870, CP Ships will expense all stock-based compensation in 2004 and will retroactively restate 2004 opening retained earnings with a cumulative charge of $1 million.

ADDITIONAL INFORMATION

Additional information, including the Annual Information Form, may be found on SEDAR at www.sedar.com or on the CP Ships corporate website, www.cpships.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS


TEN-YEAR COMPARISON
(unaudited)
($ millions unless otherwise indicated)

                                   2003      2002      2001      2000      1999      1998     1997(2)   1996(2)   1995(2)    1994(2)
                                ----------------------------------------------------------------------------------------------------
Volume (teu millions)              2.20      2.01      1.84      1.83      1.37      1.16       .67        .48       .40       .24
Revenue ($ billions)               3.14      2.69      2.65      2.64      1.88      1.78      1.07        .82       .69       .41
EBITDA(1)                           250       176       213       224       136       163       147        111        79        77
Operating income(1)                 131        83       139       164        89       127       119         90        62        64
Cash from operations                150        84       190       180        29       135       123        122        64        75
Ships                                80        89        78        94        76        72        47         14        14         9
Containers (teu 000s)               443       413       345       327       303       232       175         65        64        36


     Certain comparatives have been restated to conform to the financial statement presentation adopted in the current year.
(1)  Before exceptional items.
(2) At 1st January 1998 the reporting currency was changed from Canadian $ to US$. All statements of income for years ended 31st December 1997 and prior have been converted into US$ at average exchange rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTERLY RESULTS 2003 & 2002
(unaudited)

                                                                  Q4      Q3       Q2       Q1       Q4       Q3      Q2       Q1
($ millions except volume and per share amounts)                 2003    2003     2003     2003     2002     2002    2002     2002
                                                                -------------------------------------------------------------------
VOLUME(teu 000s)
TransAtlantic                                                     301     287      305      270      284      277     256      222
Australasia                                                        78      79       73       74       87       84      86       77
Latin America                                                      63      63       60       53       55       48      38       33
Asia                                                              119     114      111      109      113      106     110       95
Other                                                               8      11        9        8       11        9       8        9
                                                                -------------------------------------------------------------------
                                                                  569     554      558      514      550      524     498      436
                                                                ===================================================================
REVENUE
TransAtlantic                                                     429     401      402      345      371      349     320      288
Australasia                                                       137     133      129      117      143      132     136      120
Latin America                                                      80      78       75       64       71       63      54       50
Asia                                                              168     172      158      138      145      137     123      103
Other                                                              27      33       28       22       24       23      18       17
                                                                -------------------------------------------------------------------
                                                                  841     817      792      686      754      704     651      578
                                                                ===================================================================
EXPENSES
TransAtlantic                                                     392     383      379      341      350      332     306      280
Australasia                                                       130     126      122      111      130      121     130      123
Latin America                                                      74      73       71       64       69       58      46       44
Asia                                                              174     164      155      151      150      141     133      122
Other                                                              22      27       25       21       21       18      15       15
                                                                -------------------------------------------------------------------
                                                                  792     773      752      688      720      670     630      584
                                                                ===================================================================
OPERATING INCOME/(LOSS)(1)
TransAtlantic                                                      37      18       23        4       21       17      14        8
Australasia                                                         7       7        7        6       13       11       6       (3)
Latin America                                                       6       5        4        0        2        5       8        6
Asia                                                               (6)      8        3      (13)      (5)      (4)    (10)     (19)
Other                                                               5       6        3        1        3        5       3        2
                                                                -------------------------------------------------------------------
                                                                   49      44       40       (2)      34       34      21       (6)
                                                                ===================================================================
ANALYSIS OF EXPENSES
Container shipping operations                                     658     625      616      565      596      558     520      474
General and administrative                                        107     113      108       96      101       89      88       89
Depreciation and amortization                                      33      29       29       28       30       23      20       20
Other                                                              (6)      6       (1)      (1)      (7)       0       2        1
                                                                -------------------------------------------------------------------
                                                                  792     773      752      688      720      670     630      584
                                                                ===================================================================

EBITDA(1)                                                          82      73       69       26       64       57      41       14
Net income/(loss)                                                  41      33       29      (21)      23       24      16      (11)
Earnings per common share basic $(1)                             0.46    0.37     0.32    (0.12)    0.23     0.27    0.20    (0.14)
Earnings per common share basic $                                0.46    0.37     0.32    (0.23)    0.26     0.27    0.20    (0.14)
Earnings per common share diluted $(1)                           0.44    0.36     0.31    (0.12)    0.23     0.27    0.20    (0.14)
Earnings per common share diluted $                              0.44    0.36     0.31    (0.23)    0.25     0.27    0.20    (0.14)
                                                                ===================================================================


(1) Before exceptional items, which include a charge of $10 million in Q1 2003 and a credit of $2 million in Q4 2002.

     Although peak shipping periods differ in some market segments, consolidated revenue and operating income have generally been lower during the first quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS


FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited, to the operations, anticipated financial performance, business prospects and strategies of CP Ships. These statements can be found in the CEO's Letter to Shareholders, Management's Discussion and Analysis, Results of Operations and elsewhere in this document. Forward-looking information typically contains statements with words such as "consider," "anticipate," "believe," "expect," "plan," "intend," "likely" or similar words suggesting future outcomes or statements regarding an outlook on future changes in volumes, freight rates, costs, achievable cost savings, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

Investors are cautioned not to place undue reliance on forward-looking information. By its nature, the forward-looking information of CP Ships involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; general global, political and economic and business conditions, including the length and severity of any economic slowdown in the countries and regions where CP Ships operates, including seasonality, particularly in the United States, Canada, Latin America, Australasia, Asia and Europe; the effects of competition and pricing pressures; industry over-capacity; changes in demand for container shipping; availability and cost of chartered ships; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; difficulties in implementing a cost savings program; currency exposures and exchange rate fluctuations; fuel price and interest rate fluctuations; changes in access to capital markets and other sources of financing; various events which could disrupt operations, including war, acts of terrorism, severe weather conditions and external labour unrest, all of which may be beyond CP Ships' insurance coverage; compliance with security measures introduced by governmental and industry trade practice groups; and CP Ships' anticipation of and success in managing the risks arising from the foregoing. The above list of important factors affecting forward-looking information is not exhaustive. CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.

MANAGEMENT'S RESPONSIBILITY
FOR FINANCIAL REPORTING

The information in these consolidated financial statements is the responsibility of management and has been reviewed and approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include amounts based on management's best estimates and careful judgment.

Management maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly. The internal audit department reviews these accounting controls on an ongoing basis and reports its findings and recommendations to management and to the Audit Committee of the Board of Directors.

The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting of all of the non-executive directors. This Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Board for approval. It also reviews the recommendations of both the independent and internal auditors for improvements to internal controls as well as the actions of management to implement such recommendations.

/s/ Raymond R. Miles                                 /s/ Ian J. Webber

Raymond R. Miles                                     Ian J. Webber
Chief Executive Officer                              Chief Financial Officer

12th March 2004


AUDITOR'S REPORT

To the shareholders of CP Ships Limited

We have audited the consolidated balance sheets of CP Ships Limited as at 31st December 2003 and 2002, and the consolidated statements of income, retained earnings and cash flow for each of the years ended 31st December 2003 and 2002. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at 31st December 2003 and 2002, the results of its operations and its cash flow for each of the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario, Canada
12th March 2004

CONSOLIDATED FINANCIAL
STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME
(US$ millions except per share amounts)                                                   Year Ended 31st December
                                                                                            2003             2002
                                                                                        ------------------------------
REVENUE
Container shipping operations                                                               3,136             2,687

EXPENSES
Container shipping operations                                                               2,464             2,148
General and administrative                                                                    424               367
Depreciation and amortization of intangible assets                                            119                93
Currency exchange gain                                                                         (2)               (4)
Diminution in value of property, plant and equipment                                            2                 -
Gain on disposal of property, plant and equipment                                              (2)                -
                                                                                        ------------------------------
                                                                                            3,005             2,604
                                                                                        ------------------------------
OPERATING INCOME BEFORE EXCEPTIONAL ITEMS                                                     131                83
Exceptional items (note 2)                                                                    (10)                2
                                                                                        ------------------------------

OPERATING INCOME                                                                              121                85
Interest expense, net (note 3)                                                                (36)              (23)
                                                                                        ------------------------------

INCOME BEFORE INCOME TAX                                                                       85                62
Income tax expense (note 4)                                                                    (3)              (10)
                                                                                        ------------------------------

NET INCOME AVAILABLE TO COMMON SHAREHOLDERS                                                  $ 82              $ 52
                                                                                        ==============================

Average number of common shares outstanding (millions) (note 16)                             89.8              84.8
Earnings per common share basic (note 16)                                                  $ 0.91            $ 0.61
Earnings per common share diluted (note 16)                                                $ 0.89            $ 0.60

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
BALANCE, 1ST JANUARY                                                                          547               509
Net income                                                                                     82                52
Dividends on common shares                                                                    (14)              (14)
                                                                                        ------------------------------
BALANCE, 31ST DECEMBER                                                                      $ 615             $ 547
                                                                                        ==============================

See accompanying notes to the consolidated financial statements.

CONSOLIDATED FINANCIAL
STATEMENTS

CONSOLIDATED BALANCE SHEETS
(US$ millions)                                                                             As At 31st December
                                                                                          2003                2002
                                                                                     ---------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                                     75               110
Accounts receivable                                                                          469               526
Prepaid expenses                                                                              44                46
Inventory                                                                                     24                21
                                                                                     ---------------------------------
                                                                                             612               703

Property, plant and equipment (note 6)                                                     1,235             1,134
Deferred charges (note 7)                                                                     32                38
Goodwill and other intangible assets (note 8)                                                607               608
Future income tax assets (note 4)                                                              4                 -
Other assets (note 9)                                                                         16                 4
                                                                                     ---------------------------------
                                                                                          $2,506            $2,487
                                                                                     =================================

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities                                                     534               658
Long-term debt due within one year (note 10)                                                  19                15
                                                                                     ---------------------------------
                                                                                             553               673

LONG-TERM LIABILITIES
Long-term debt due after one year (note 10)                                                  632               582
Future income tax liabilities (note 4)                                                         7                 7
                                                                                     ---------------------------------
                                                                                             639               589

SHAREHOLDERS' EQUITY
Common share capital (note 13)                                                               686               685
Contributed surplus (note 14)                                                                  7                 1
Retained earnings                                                                            615               547
Cumulative foreign currency translation adjustments                                            6                (8)
                                                                                     ---------------------------------
                                                                                           1,314             1,225
                                                                                     ---------------------------------
                                                                                          $2,506            $2,487
                                                                                     =================================

Contingent Liabilities and Commitments - notes 17 and 18.
See accompanying notes to the consolidated financial statements.

On behalf of the Board:

/s/ Raymond R. Miles                                 /s/ Ian J. Webber

Raymond R. Miles                                     Ian J. Webber
Chief Executive Officer                              Chief Financial Officer

CONSOLIDATED FINANCIAL
STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOW
(US$ millions)                                                                            Year Ended 31st December
                                                                                            2003             2002
                                                                                     ---------------------------------
OPERATING ACTIVITIES
Net income                                                                                    82                52
Depreciation and amortization of intangible assets                                           119                93
Exceptional items                                                                             10                (2)
Future income tax benefit                                                                     (4)               (1)
Amortization of deferred charges                                                              13                 9
Diminution in value of property, plant and equipment                                           2                 -
Gain on disposal of property, plant and equipment                                             (2)                -
Restricted share awards                                                                        6                 1
                                                                                     ---------------------------------
                                                                                             226               152
Increase in non-cash working capital (note 15)                                               (66)              (56)
                                                                                     ---------------------------------
Cash from operations before exceptional item related payments                                160                96
Exceptional item related payments                                                            (10)              (12)
                                                                                     ---------------------------------

Cash from operations                                                                         150                84

FINANCING ACTIVITIES
Increase in share capital                                                                      1                88
Increase in long-term debt                                                                   104               557
Repayment of long-term debt                                                                 (172)             (212)
Repayment of Italia short-term debt                                                            -               (11)
Increase in deferred financing costs                                                          (1)              (11)
Common share dividends paid                                                                  (14)              (14)
                                                                                     ---------------------------------
Cash (outflow)/inflow from financing activities                                              (82)              397

INVESTING ACTIVITIES
Additions to property, plant and equipment                                                  (158)             (439)
Increase in deferred dry-dock costs                                                           (4)               (9)
Reimbursement of ship stage payments                                                          43                 -
Acquisition of businesses (note 5)                                                             -               (40)
Proceeds from disposal of property, plant and equipment                                       18                 5
Increase in other assets                                                                      (2)               (4)
                                                                                     ---------------------------------
Cash outflow from investing activities                                                      (103)             (487)

Decrease in cash and cash equivalents(1)                                                     (35)               (6)
Cash and cash equivalents at beginning of year                                               110               116
                                                                                     ---------------------------------
Cash and cash equivalents at end of year                                                    $ 75             $ 110
                                                                                     =================================

ADDITIONAL INFORMATION
Taxes paid                                                                                   $ 6              $ 12
Interest paid                                                                               $ 32              $ 12
                                                                                     =================================

(1) Cash and cash equivalents comprise cash and temporary investments with a maximum maturity of three months.

     See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(Unless otherwise indicated, all amounts are shown in US$ millions)

1. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

(a) BASIS OF CONSOLIDATION - The consolidated financial statements include CP Ships Limited ("CP Ships") and all of its subsidiary companies from the date of acquisition until the date of disposal, if relevant.

(b) REVENUE & COST RECOGNITION - Revenue and costs directly attributable to loaded container movements are recognized when delivery of the loaded container to its final destination is completed. Other revenue is accounted for on completed service delivery and other costs are accounted for when incurred.

(c) USE OF ESTIMATES - The preparation of financial statements requires that management make estimates in reporting the amounts of certain revenues and expenses for each financial year and certain assets and liabilities at the end of each financial year. Actual results may differ from these estimates.

(d) INCOME TAXES - CP Ships accounts for income taxes using the liability method. Under this method, future income tax assets and liabilities are recognized based on differences between the basis of assets and liabilities used for financial statement and for income tax purposes, using substantively enacted tax rates. Future tax assets are not recognized if they are not expected to be utilized.

(e) EARNINGS PER COMMON SHARE - Basic earnings per common share is calculated using the weighted average number of common shares outstanding in the year.

The dilutive effect of outstanding stock options and unvested restricted shares is reflected in diluted earnings per share by application of the treasury stock method.

(f) PROPERTY, PLANT & EQUIPMENT - Property, plant and equipment is stated at cost less depreciation, which is determined on a straight-line basis over the estimated remaining useful life of each asset.

Depreciation on ships is calculated on a straight-line basis at rates to reduce the book value of each ship to its estimated residual value by the end of its estimated useful life which is considered to be 25 years.

Major additions, replacements and capital improvements to ships are depreciated over the estimated remaining useful life of the ship.

Containers are depreciated on a straight-line basis over their estimated useful life of 12 years to their estimated residual values.

Furniture and equipment is fully depreciated on a straight-line basis over the estimated useful lives of the assets, a maximum of ten years.

Computer hardware and software is fully depreciated on a straight-line basis over its estimated useful life, which varies between two and eight years, from the date that it is brought into use. Relevant costs directly associated with developing or obtaining internal-use computer software are capitalized.

Trucking equipment is fully depreciated on a straightline basis over the estimated service lives of the assets, a maximum of ten years. Owned automobiles are depreciated on a straight-line basis over four years.

Owned buildings are fully depreciated on a straightline basis over the estimated useful lives, a maximum of 50 years. Land is not depreciated.

Leasehold improvements are amortized over the lesser of the remaining lease term or ten years.

Terminal equipment is depreciated on a straight-line basis over its estimated useful life which varies between three and 30 years.

When depreciable assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and the remaining balance, net of any proceeds from sale or salvage value, is reflected in the result from operations.

In accordance with CICA 3063, "Impairment of Long-lived Assets," the company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of their carrying amount to the future undiscounted cash flows the assets are expected to generate. If such property, plant and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying amount of the assets exceeds their fair market value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(g) LEASES - Leases are classified as either capital or operating. Those leases which transfer substantially all the benefits and risks of ownership of property to CP Ships are accounted for as capital leases.

Capital leases are accounted for as assets and are fully amortized on a straight-line basis over the lesser of the period of expected use of the assets or the lease term. Commitments to repay the principal amounts arising under capital lease obligations are included in current liabilities to the extent that the amount is repayable within one year, otherwise the principal is included in amounts due after one year. The capitalized lease obligation reflects the present value of future lease payments. The finance element of the lease payments is charged to income over the term of the lease.

Operating lease costs are charged to income on a straight-line basis.

(h) DEFERRED CHARGES - Deferred charges include deferred financing costs and deferred dry-docking costs. Deferred financing costs represent expenses incurred to obtain financing which have been deferred and are amortized over the periods to maturity of the underlying arrangements. Any unamortized cost is written off on the early termination of the underlying arrangement. Dry-docking and special survey costs are deferred and amortized over the dry-docking cycle, typically between two to five years. Any unamortized cost is written off on the disposal of the relevant ship.

(i) GOODWILL & OTHER INTANGIBLE ASSETS - Goodwill represents the excess of the fair value of consideration paid over the fair value of net tangible and other identifiable intangible assets acquired. Separately identifiable intangible assets are recorded at fair value. CP Ships evaluates the carrying value of goodwill for possible impairment of each reporting unit on an annual basis. Identifiable intangible assets with indefinite lives are not amortized but are subject to impairment review at least annually. All other intangible assets are amortized on a straightline basis over their estimated economic useful lives ranging from 10 to 20 years, and are subject to impairment review at least annually.

(j) FOREIGN CURRENCY TRANSLATION - Revenue and expense items and other transactions denominated in foreign currencies are recorded in US$, which is the functional currency of CP Ships, at the exchange rates in effect on the dates of the related transactions. Monetary assets and liabilities denominated in foreign currencies are translated into US$ at the year-end rates of exchange. Foreign currency gains and losses arising from realization or remeasurement of foreign currency denominated monetary assets and liabilities are recognized in income as incurred.

The financial statements of subsidiary companies denominated in currencies other than US$ which are considered to be self-sustaining are translated into US$ using year-end rates of exchange for assets and liabilities and average rates in effect during the year for revenues and expenses. Exchange gains or losses arising from such translation are deferred and included under shareholders' equity as foreign currency translation adjustments.

The financial statements of subsidiary companies denominated in currencies other than US$ which are considered to be integrated operations are translated into US$ using year-end rates of exchange for monetary assets and liabilities, historical exchange rates for non-monetary assets and liabilities and average rates in effect during the year for revenues and expenses. Exchange gains or losses arising from such translation are recognized in income.

(k) EMPLOYEE FUTURE BENEFITS - The costs of defined benefit pensions are actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Market related values are used for calculating the expected return on plan assets. The projected benefit obligation is discounted using a market interest rate at the beginning of the year on high quality corporate debt instruments.

Pension expense includes the cost of pension benefits earned during the year, the interest cost on pension obligations, the expected return on pension plan assets, settlement gains, the amortization of any net transitional asset, the amortization of adjustments arising from any pension plan amendments and the amortization of the excess of any net actuarial gain

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

or loss of over 10% of the greater of the benefit obligation and the market related value of plan assets. The amortization period covers the expected average remaining service lives of employees covered by the various plans.

For defined contribution plans, pension costs generally equal plan contributions due during the year.

(l) DERIVATIVE FINANCIAL INSTRUMENTS - Derivative financial instruments are utilized to manage exposure to foreign currency exchange rates, interest rates and fuel prices. Derivative financial instruments are not fair valued unless used for speculative or trading purposes. However, CP Ships does not use derivative financial instruments for speculative or trading purposes.

All relationships between hedging instruments and hedged items are documented, as well as risk management objectives and the strategy for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecast transactions. Assessments are made, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Payments or receipts under derivative financial instruments used to manage exposure to foreign currencies and bunker fuel are recognized in the income statement concurrently with the hedged transaction and are netted against the hedged item, providing the effectiveness of the hedge is reasonably assured. The fair values of the outstanding contracts are not reflected in the financial statements.

Net payments or receipts under derivative instruments used to manage exposure to interest rates are accrued as adjustments to interest expense and the fair values of the outstanding contracts are not reflected in the financial statements.

(m) STOCK-BASED COMPENSATION - Under stock-based compensation plans described in note 14, stock options and restricted stock have been granted to directors and certain key employees or were granted to former Canadian Pacific Limited ("CPL") employees as part of the Plan of Arrangement under which CP Ships was demerged from CPL on 1st October 2001 (note 13).

CICA 3870, "Stock-based Compensation and Other Stock-based Payments," was adopted effective 1st January 2002. Any consideration paid by employees on the exercise of stock options is credited to share capital. In the event options are canceled, no adjustment is made to share capital and no expense is recognized. Compensation expense is not recognized for stock options.

Compensation expense is recognized for direct awards of stock at market value when granted or if non-vested, such expense is spread over the vesting period.

(n) RESTRUCTURING COSTS - Prior to 31st March 2003 restructuring costs were recorded in the period detailed exit and restructuring plans were approved. Subsequent to 31st March 2003, CICA Emerging Issue Committee Abstract ("EIC") 134, "Accounting for Severance and Termination Benefits," and EIC 135, "Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)," were adopted. They require that all costs associated with an exit activity should be recognized when liabilities are actually incurred. Provisions for restructuring costs are recorded in liabilities.

(o) ACQUISITIONS - All acquisitions are accounted for using the purchase method. Under this method, all assets and liabilities are recorded at their fair value at the acquisition date.

(p) COMPARATIVE FIGURES - Certain comparatives have been reclassified to conform to the financial statement presentation adopted in the current year.

(q) NEW CANADIAN ACCOUNTING PRONOUNCEMENTS - CICA Accounting Guideline AcG-13, "Hedging Relationships," is effective for fiscal years beginning on or after 1st July 2003 and specifies new criteria for applying hedge accounting. If hedge accounting criteria are not met, derivative instruments currently accounted for as hedges will no longer continue to be accounted for as hedges, and their recorded amounts will be adjusted from their carrying value to their fair value. If this standard had been applied at 31st December 2003, the fair value adjustment would have increased net income by $1 million.

CICA Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities," requires that companies that control another entity through interests other than

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

voting interests should consolidate the controlled entity. AcG-15's consolidation requirement is effective for all annual and interim periods beginning on or after 1st November 2004. The impact of AcG-15 on the results of operations and financial position is not expected to be significant.

CICA 1100, "Generally Accepted Accounting Principles," establishes standards for financial reporting in accordance with generally accepted accounting principles, and defines primary sources of GAAP and requires that an entity apply every relevant primary source. This guidance is effective for fiscal years beginning on or after 1st October 2003. The impact of CICA 1100 on the results of operations and financial position is being assessed.

CICA 3870, "Stock-based Compensation and Other Stock-based Payments," was amended in 2003 to require expensing of all stock-based compensation from the grant date, effective 1st January 2004. In accordance with the transitional provisions of CICA 3870, all stock-based compensation will be expensed in 2004, and 2004 opening retained earnings will be retroactively restated with a cumulative charge of $1 million.

2. EXCEPTIONAL ITEMS

In 2003, the exceptional charge of $10 million arises from organizational restructuring in Europe and mainly comprises consolidation of the UK management activities of Canada Maritime, Cast and Contship Containerlines resulting in the closure of certain UK offices. The charges include staff related costs of $7 million and expenses relating to redundant office leases of $3 million. At 31st December 2003, this restructuring was substantially complete with $3 million remaining to be spent for redundant office leases to 2008.

In 2002 the exceptional credit of $2 million arose from the write back of unutilized provisions for unusual charges established in 2001 as an exceptional charge.

3. INTEREST EXPENSE (NET)

                                                 2003             2002
                                             ------------------------------
Long-term debt                                    (38)              (24)
Short-term debt                                    (1)               (1)
                                             ------------------------------
Total interest expense                            (39)              (25)
Interest income                                     3                 2
                                             ------------------------------
Interest expense (net)                          $ (36)            $ (23)
                                             ==============================

4. INCOME TAX EXPENSE

The principal operating subsidiaries have operations taxable mainly in jurisdictions or under programs with relatively low rates of tax including under UK Tonnage Tax where taxation is based on the tonnage of ships used by the subsidiary, rather than profits earned.

                                                 2003             2002
                                             ------------------------------
INCOME TAX EXPENSE
   Current                                          7                11
   Future                                          (4)               (1)
                                             ------------------------------
                                                  $ 3              $ 10
                                             ==============================

The difference between the income tax expense and the theoretical expense obtained by applying the Canadian statutory tax rate is as follows:

                                                 2003             2002
                                             ------------------------------
Provision at Canadian statutory rates              30                19
Foreign tax rate differentials                    (12)               (9)
Tonnage tax rate differentials                    (15)               (5)
Prior year items                                   (2)               (1)
Tax losses now recognized                          (3)                -
Other                                               5                 6
                                             ------------------------------
Income tax expense                                $ 3              $ 10
                                             ==============================

The provision for future income taxes arises from differences in the recognition of revenues and expenses for income tax and accounting purposes. The temporary differences comprising the net future income tax liabilities are:

                                                 2003             2002
                                             ------------------------------
FUTURE INCOME TAX ASSETS
   Non-capital loss carryforwards                   4                 -
                                             ------------------------------
                                                  $ 4               $ -
FUTURE INCOME TAX LIABILITIES
   Capital assets carrying value in
     excess of tax basis                           (7)               (6)
   Other items                                      -                (1)
                                             ------------------------------
                                                  $(7)              $(7)

                                             ------------------------------
   Net future tax liabilities                     $(3)              $(7)
                                             ==============================

In assessing the realizability of future tax assets, CP Ships considers whether it is more likely than not that some or all of the future tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

differences become deductible. CP Ships considers the scheduled reversal of historical taxable income, projected future taxable income and tax planning strategies in making this assessment.

At 31st December 2003, the amount of unused tax losses was $62 million (2002:
$56 million), for which no future tax asset has been recognized because it is considered unlikely the losses will be utilized in the foreseeable future, if at all. The tax losses will begin to expire in 2007, although subsequent to 31st December 2003, $24 million of the unused tax losses were lost as a result of an internal reorganization.

5. BUSINESS ACQUISITIONS

There were no business acquisitions in 2003.

In 2002, CP Ships acquired all the outstanding shares of Italia di Navigazione S.p.A. ("Italia Line") and its sales agencies in Italy and Spain together with certain assets of its Canadian and Venezuelan agencies.

This acquisition gave rise to goodwill and other intangible assets of $106 million. No deferred tax asset was created for tax losses or tax-deductible goodwill since they were not expected to be utilized. The estimated fair values of the net assets acquired and consideration, which was paid in cash, are summarized as follows:

Accounts receivable and inventory                  36
All other tangible assets                          16
Goodwill and other intangible assets              106
Bank borrowings                                   (11)
Accounts payable and accrued liabilities          (85)
Long-term debt                                    (22)
                                                -------
Consideration and costs                          $ 40
                                                =======

Included above is a $9 million provision to terminate contracts and restructure the organization. These costs related to closing certain offices and terminating contracts with third party suppliers that were not needed. At 31st December 2003, $6 million had been utilized (2002: $1 million). The remaining balance of $3 million, mainly for redundant contracts with third party suppliers, is expected to be utilized in 2004.

6. PROPERTY, PLANT & EQUIPMENT

                                                    2003              2002
                                               ------------------------------
SHIPS
   Cost                                            1,188             1,014
   Accumulated depreciation                         (201)             (146)
                                               ------------------------------
                                                     987               868

CONTAINERS
   Cost                                              121               139
   Accumulated depreciation                          (48)              (50)
                                               ------------------------------
                                                      73                89

TERMINAL EQUIPMENT & OTHER
   Cost                                              142               126
   Accumulated depreciation                          (73)              (58)
                                               ------------------------------
                                                      69                68

COMPUTER HARDWARE & SOFTWARE
   Cost                                              210               182
   Accumulated depreciation                         (104)              (73)
                                               ------------------------------
                                                     106               109

   Total cost                                      1,661             1,461
   Total accumulated depreciation                   (426)             (327)
                                               ------------------------------
   Net book value                                $ 1,235           $ 1,134
                                               ==============================

Assets under construction, which are not being depreciated, included above in computer hardware and software amount to $5 million at 31st December 2003. As of 31st December 2002, assets under construction not being depreciated amounted to $46 million, of which $44 million is included above in ships.

At 31st December 2003 assets held under capital leases, with a cost of $215 million (2002: $115 million) and accumulated depreciation of $67 million (2002: $64 million), are included above and mainly comprise ship leases with a net book value of $105 million (2002: $nil), and container leases of $39 million (2002: $47 million).

Ships with a net book value of $754 million at 31st December 2003 (2002: $533 million) were pledged as security against bank and other loans. In 2002, buildings with a net book value of $3 million were mortgaged as security against long-term loans. They were sold in 2003.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

7. DEFERRED CHARGES

Deferred charges of $32 million (2002: $38 million) comprise:

(a) Unamortized deferred financing costs of $15 million (2002: $16 million) related to the arrangement of financings including $200 million unsecured principal amount ten-year senior notes in 2002 and certain capital lease obligations. These costs are amortized evenly over the periods of the underlying arrangements, which end between 2005 and 2012. The amortization in 2003 was $4 million (2002: $2 million).

(b) Unamortized deferred dry-dock costs of $17 million (2002: $22 million) related to dry-docking and special survey costs. These costs are amortized evenly over the dry-docking cycle, typically between two and five years. The amortization in 2003 was $9 million (2002: $7 million).

8. GOODWILL & OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets of $607 million (2002: $608 million) comprise:

(a) GOODWILL

Balance, 1st January 2003                                           598
   Additions                                                          -
                                                             ----------------
   Balance, 31st December 2003                                    $ 598
                                                             ================

(b) OTHER INTANGIBLE ASSETS

                                                  2003             2002
                                               ------------------------------
Cost                                               10                10
Accumulated depreciation                           (1)                -
                                               ------------------------------
                                                  $ 9              $ 10
                                               ==============================

Other intangible assets comprise trade names and customer service contracts acquired in the Italia Line acquisition in 2002 and have an estimated useful life of between 10 and 20 years. Amortization expense for these items in 2003 was $1 million (2002: $nil). No intangible assets were acquired in 2003.

9. OTHER ASSETS

Other assets comprise cash on deposit of $6 million (2002: $4 million) primarily in respect to operational guarantees (note 17) and $10 million (2002: $nil) for an accrued swap receivable relating to the hedge of certain GBP denominated capital lease obligations (notes 10 and 12).

10. LONG-TERM DEBT

                                                  2003              2002
                                              ------------------------------
Bank loans                                         275               326
Ten-year senior notes                              196               196
Long-term loans                                     37                45
                                              ------------------------------
                                                   508               567
Capital leases                                     143                30
                                              ------------------------------
                                                   651               597
Amounts due within one year                        (19)              (15)
                                              ------------------------------
Amounts due after one year                       $ 632             $ 582
                                              ==============================

The bank loans represent two long-term revolving credit facilities secured by certain owned ships and providing for borrowings of up to $525 million, of which $514 million was available at 31st December 2003.

The first facility of $175 million was fully drawn at 31st December 2003 and is committed to August 2005 with a $50 million step down in August 2004. This facility bears interest at a margin, linked to its credit rating, over US$ LIBOR. As at 31st December 2003, the margin was 1.05%.

The second facility of $350 million, of which $100 million was drawn at 31st December 2003, is committed to December 2006, with a 25% step down in December 2005. This facility bears interest at a margin, which depends on the corporate credit rating, over US$ LIBOR. As at 31st December 2003, the margin was 1.75%.

During 2003, $90 million of unsecured revolving facilities with a 364-day maturity expired undrawn.

Ten-year senior notes comprise $200 million unsecured principal amount notes at 10.375% issued in July 2002 at a price of 97.722% for an effective rate of 10.75% which mature in July 2012. The issue discount is being accreted over the life of the bonds. CP Ships may redeem the senior notes at any time according to a predetermined pricing formula.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Long-term loans comprise a $37 million term loan repayable up to 2008 bearing interest at 6.71% secured by four ships.

The bank loans, senior notes and long-term loans are subject to covenants, which are customary for these types of facility. CP Ships is in compliance with these covenants at 31st December 2003.

Aggregate maturities of the bank loans, long-term loans and senior notes over the next five years and thereafter are as follows:

2004                                                         7
2005                                                        20
2006                                                       271
2007                                                        10
2008                                                         4
2009 and thereafter                                        196
                                                     ---------------
Total payments                                           $ 508
                                                     ===============

CAPITAL LEASES - Capital leases consist of ship leases of $118 million (2002:
nil) and container and other leases of $25 million (2002: $30 million).

During 2003, two 4100 teu ships, Canmar Venture and Spirit, were financed under separate 25-year GBP denominated capital leases. These ship lease obligations bear interest at 3-month GBP LIBOR+0.2% and expire in 2028 and are repayable in quarterly instalments. CP Ships has the sole option to terminate these leases at any time, or to extend them beyond 2028 for further one-year periods. The GBP denominated lease obligations have been swapped for US$ to remove foreign currency exchange risk (note 12), and as a consequence the effective interest rate is 3-month US$ LIBOR+0.45%.

The container and other leases are repayable in monthly instalments ending between 2004 and 2007. Obligations under container and other leases bear interest primarily at fixed rates, which range from 3% to 18%.

Interest expense on capital leases amounted to $5 million (2002: $2 million).

Capital lease commitments over the next five years and thereafter are as follows:

2004                                                          20
2005                                                          18
2006                                                          16
2007                                                          12
2008                                                           9
2009 and thereafter                                          175
                                                        ------------
Total minimum lease payments                                 250
Less imputed interest                                       (107)
                                                        ------------
Present value of minimum lease payments                      143
Less current portion                                         (12)
                                                        ------------
Long-term portion of capital lease commitments             $ 131
                                                        ============


11. FAIR VALUE OF FINANCIAL INSTRUMENTS

Short-term financial assets and liabilities are valued at their carrying values as presented in the consolidated balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of these instruments.

The estimated fair value of financial instruments at 31st December 2003 and 2002 is as follows:

                                                  Asset /
                                                 Liability)         Asset /
                                                  Carrying        (Liability)
                                                   Amount         Fair Value
                                               ------------------------------
                                                            2003
                                               ------------------------------
Long-term debt                                      (651)             (686)
Derivative instruments (note 12):
   Interest rate swaps                                 -                (1)
   Foreign currency contracts                         10                10
   Bunker fuel price contracts                         -                 1

                                                            2002
                                               ------------------------------
Long-term debt                                      (597)             (611)
Derivative instruments (note 12):
   Interest rate swaps                                 -                 4

LONG-TERM DEBT - The fair value of third-party long-term debt has been estimated based on current market prices and rates currently available to CP Ships for long-term borrowing with similar terms and conditions to those borrowings in place at the balance sheet date, or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Apart from the ten-year senior notes, there is no material difference between the carrying value and the fair value of the third-party long-term debt.

INTEREST RATE, FOREIGN CURRENCY & BUNKER FUEL DERIVATIVES - The fair value of the interest rate swaps, foreign currency exchange contracts and bunker fuel price contracts, used for hedging purposes, is the estimated amount that CP Ships would have to pay or receive to terminate the agreements at the reporting date, taking into account interest rates, foreign exchange rates and bunker fuel prices.

12. DERIVATIVE INSTRUMENTS & HEDGING ACTIVITY

Derivatives are used only for hedging purposes. The following summarizes the company's risk management of market risk from foreign exchange fluctuations, changes in interest rates and bunker fuel prices.

(a) FOREIGN EXCHANGE RISK MANAGEMENT

As a result of net exposures denominated in currencies other than the US$, the company is exposed to changes in exchange rates. To manage this risk derivatives are used to cover certain forecast currency exposures.

During 2003, all forecasted Euro and Canadian $ exposure was hedged resulting in a gain of $21 million (2002: $18 million). At 31st December 2003, 50% of anticipated 2004 Canadian $ exposure was hedged using a combination of put and call options such that the net exposure is limited to between $1.30 and $1.39. During January 2004, forward contracts were concluded at a weighted average rate of $1.25 to hedge 50% of forecast net Euro exposure for the first half of 2004 and 25% for the second half.

During the year, two GBP denominated capital leases were entered into to finance the purchase of the Canmar Venture and Spirit (note 10). These lease obligations have been swapped for US$ to remove foreign currency exchange risk over the same term as the leases, and as a consequence the effective interest rate is 3-month US$ LIBOR+0.45%.

(b) INTEREST RATE RISK MANAGEMENT

For most of 2003, the interest rate on the $200 million senior notes due 2012 was swapped from 10.375% fixed to an interest rate based on 3-month US$ LIBOR+5.77% giving rise to a reduction in interest expense of $6 million (2002: $1 million). This 10-year hedging instrument was closed out in December 2003 and replaced with a new 5-1/2-year $100 million fixed to floating interest rate swap at 6-month US$ LIBOR+6.12%. Subsequent to the year end, the remaining $100 million was swapped from fixed to floating rates for 4-1/2 years at 6-month US$ LIBOR+6.26%.

Other floating rate 3-month US$ LIBOR obligations of $190 million were swapped to 1.49% fixed to 30th June 2004 resulting in $nil impact in 2003.

(c) BUNKER FUEL PRICE RISK MANAGEMENT

CPShips purchases approximately 1.6 million tonnes of bunker fuel annually and is exposed to movements in bunker fuel prices. To manage this exposure, financial instruments including swaps and put and call options are used to hedge up to 50% of the forecast demand. As at 31st December 2003, there were outstanding bunker fuel swap contracts for 160,000 tonnes of fuel with a weighted average price of $137 per tonne, which expire between January 2004 and December 2004.

The company is exposed to credit loss in the event of non-performance by counterparties to financial instruments including the interest rate, foreign exchange and bunker hedge contracts. This risk is mitigated by contracting with counterparties of high credit quality and by using an appropriate number of counterparties, thereby reducing the risks that would result from concentration.

13. SHAREHOLDERS' EQUITY

(a) PLAN OF ARRANGEMENT

Prior to 1st October 2001, CP Ships Holdings Inc ("CPSHI") was the wholly owned holding company of Canadian Pacific Limited's ("CPL") container shipping interests. On 1st October 2001, as part of a Plan of Arrangement, CPL distributed its interests in CPSHI to a newly created subsidiary company, CP Ships. CPL then distributed its investment in CP Ships to CPL's common shareholders on the basis of one new common share in CP Ships for four old CPL common shares. As both CPSHI and CP Ships were under the control of CPL at the time, the transactions were accounted for in a manner similar to a pooling-of-interests and the historical financial

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

information of CPSHI became the historical financial information of the now publicly held CP Ships. On 1st January 2002, CPSHI amalgamated with CP Ships.

(b) COMMON SHARES

The authorized share capital of CP Ships is an unlimited number of common shares and an unlimited number of preference shares.

An analysis of common shares issued and outstanding is as follows:

                                                  Number         $ Millions
                                              ------------------------------
Balance at 31st December 2001                    79,969,095           597
New issue                                         9,646,500            88
Issued under stock-based compensation plans         121,326             -
                                              ------------------------------
Balance at 31st December 2002                    89,736,921         $ 685
Issued under stock-based compensation plans         153,598             1
                                              ------------------------------
Balance at 31st December 2003                    89,890,519         $ 686
                                              ==============================

On 3rd July 2002, the issue of 8.5 million new common shares at C$15.00 (US$ 9.93) for approximate net proceeds, after deduction of offering expenses, of $77 million was completed.

On 9th July 2002, the issue of a further 1.1 million new common shares at C$15.00 (US$ 9.93) under an over-allotment option for additional net proceeds of approximately $11 million was completed.

SHAREHOLDER RIGHTS PLAN - On 30th July 2001, CP Ships adopted a Shareholder Rights Plan (the "Rights Plan") which became effective 1st October 2001. The Rights Plan is designed to provide CP Ships with sufficient time to explore and develop alternatives for maximizing shareholder value in the event of a takeover bid and to provide all shareholders with an equal opportunity to participate in the bid.

14. STOCK PLANS

(a) STOCK-BASED COMPENSATION

Under the Employee Stock Option Plan ("ESOP") and Directors Stock Option Plan ("DSOP") options may be granted with or without vesting criteria to employees and directors to purchase common shares at a price normally based on the market value of the shares on or immediately prior to the grant date. Each option may be exercised on a date or dates set by the Board of Directors and generally expires ten years after the grant date.

Restricted shares, direct awards of stock, may also be granted with or without vesting criteria and would normally vest on a specific date.

At 31st December 2003, 1,360,630 shares (2002: 3,763,573 shares) were available for the granting of future options and restricted shares under the stock option plans out of the 6,158,000 currently authorized.

The company has elected to not recognize stock option compensation as an expense but to disclose the effect based on fair value spread over the period to vesting. ESOP awards generally vest three years from grant. DSOP awards vest immediately upon grant.

The company has used the Black-Scholes option-pricing model to assess the fair value of the options granted to employees and directors in 2003 and 2002 with the following assumptions:

                                                  2003             2002
                                             ------------------------------
Dividend yield                                    1.4%              1.4%
Volatility                                       30.0%             30.0%
Risk-free interest rate                           4.5%              4.5%
Expected life (years)                               5                 5

Had compensation expense for awards under the plans been determined based on the fair value at the grant dates, the company's net income available to common shareholders and earnings per common share would have been as follows:

($ millions except per share amounts)              2003             2002
                                             ------------------------------

NET INCOME AVAILABLE TO COMMON SHAREHOLDERS
    As reported                                  $   82            $   52
    Pro forma                                    $   81            $   52

EARNINGS PER COMMON SHARE BASIC
    As reported                                  $ 0.91            $ 0.61
    Pro forma                                    $ 0.90            $ 0.61

EARNINGS PER COMMON SHARE DILUTED
    As reported                                  $ 0.89            $ 0.60
    Pro forma                                    $ 0.87            $ 0.60

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Stock options granted prior to 1st January 2002 are excluded for the fair value assessment, as permitted under Canadian GAAP.

TRANSITION OF CPL OPTION PLAN - On the effective date of the Plan of Arrangement described in note 13, outstanding options under the CPL Key Employee Stock Option Plan ("KESOP") were replaced pro rata with new options under the new option plans of the five separately-listed companies, including CP Ships, which were created by the spin-off. Former CPL employees' options over CP Ships shares may be exercised after two years from the original grant date under KESOP in respect to one-half of the number of shares and after three years in respect to the balance and expire ten years after the original grant date.

For the 2003 stock compensation grants, vesting of all of the stock options and one-third of the restricted shares is contingent on the achievement by the company of certain financial performance.

Details of the stock options activity for 2003 and 2002 are as follows:

                                                                        Weighted
                                                                         Average
                                                     Number of    Exercise Price
                                                       Options     ($ per share)
                                                   -----------------------------
Balance at 31st December 2001 (489,520 exercisable)  3,673,520           7.33
Granted under:
   ESOP                                                155,000           9.66
   DSOP                                                 24,000          10.39
Exercised                                             (107,733)          3.90
Forfeited                                           (2,213,785)          4.15
Expired                                                    (25)          3.90
                                                   -----------------------------
Balance at 31st December 2002 (413,989 exercisable)  1,530,977           7.11
Granted under:
   ESOP                                              1,589,333          12.64
   DSOP                                                 24,000          13.76
Exercised                                             (127,790)          6.17
Forfeited                                             (140,287)          8.92
Expired                                                 (1,204)          4.63
                                                   -----------------------------
Balance at 31st December 2003 (303,707 exercisable)  2,875,029          10.36
                                                   =============================

Details of the stock options outstanding as at 31st December 2003 are as follows:



                                                               Weighted            Weighted                              Weighted
                                                                Average             Average                               Average
                                                              Remaining            Exercise                              Exercise
Range of Exercise Prices                     Options        Contractual               Price            Options              Price
($ per share)                            Outstanding       Life (years)       ($ per share)        Exercisable      ($ per share)
----------------------------------------------------------------------------------------------------------------------------------
3.44                                         13,515            0.5                3.44                13,515              3.44
3.89-3.92                                    18,971            1.5                3.89                18,971              3.89
4.92                                         62,018            5.1                4.92                62,018              4.92
5.11-6.63                                   113,203            4.8                5.54               113,203              5.54
7.84                                      1,013,323            7.8                7.84                48,000              7.84
9.66-10.39                                   60,666            8.5                9.95                24,000             10.39
12.57-17.58                               1,593,333            9.2               12.66                24,000             13.76
                                       -------------------------------------------------------------------------------------------
                                          2,875,029            8.3               10.36               303,707              6.61
                                       ===========================================================================================

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Details of the restricted shares outstanding for 2003 and 2002 are as follows:

                                                       Number of
                                                   Restricted Shares
                                                   -----------------
Balance at 31st December 2001                                  -
Granted                                                  704,666
Balance at 31st December 2002                            704,666
                                                   -----------------
Granted                                                1,059,579
Forfeited                                                (90,006)
                                                   -----------------
Balance at 31st December 2003                          1,674,239
                                                   =================

During 2002, 2,114,012 stock options were replaced with 704,666 restricted shares.

Details of the restricted shares outstanding as at 31st December 2003 by year of vesting are as follows:

Year of Vesting                                        Number of
                                                   Restricted Shares
                                                   -----------------
2004                                                      637,994
2005                                                    1,036,245
                                                   -----------------
                                                        1,674,239
                                                   =================

Of the total restricted shares outstanding at 31st December 2003, it is estimated that 1,295,985 will be exercisable upon vesting based on their vesting criteria. The related compensation expense recognized in 2003 for granting these restricted shares was $6 million (2002: $1 million) and contributed surplus was increased accordingly.

In the event of a change in control of CP Ships, all outstanding options and unvested restricted shares under all plans become immediately exercisable.

(b) EMPLOYEE SHARE PURCHASE PLAN

The employee share purchase plan permits full-time employees of the company and its subsidiaries to purchase common shares through payroll deductions. The company contributes approximately $1 for every $6 contributed by an employee. To 31st December 2003, a total of 25,808 (2002: 13,568) common shares have been issued from treasury under this plan. A further 460,624 common shares have been authorized and reserved for issuance under this plan.

15. SUPPLEMENTAL CASH FLOW INFORMATION

(a) Changes in non-cash working capital

                                                        2003             2002
                                                     ---------------------------
DECREASE/(INCREASE) IN CURRENT ASSETS
Accounts receivable                                        57              (73)
Prepaid expenses                                            2               (8)
Inventory                                                  (3)              (9)
                                                     ---------------------------
                                                           56              (90)

(DECREASE)/INCREASE IN CURRENT LIABILITIES
Accounts payable and accrued liabilities                 (124)              83
Increase in non-cash working capital from acquisition       -              (49)
   of businesses (note 5)
Other changes in non-cash working capital                   2                -
                                                     ---------------------------
                                                        $ (66)           $ (56)
                                                     ===========================

(b) Non-cash transactions excluded from the consolidated statements of cash flow

                                                        2003             2002
                                                     ---------------------------
Capital lease obligations included in long-term debt     122              22

16. EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if dilutive stock options and non-vested restricted shares were exercised using the treasury stock method. A reconciliation of the weighted average number of common shares used to calculate basic and diluted earnings per share is as follows:

(millions of shares)                             2003             2002
                                              ---------------------------
Weighted average number of
    common shares outstanding for basic
    earnings per share                           89.8              84.8
                                              ---------------------------
Effect of dilutive securities
   - stock options                                1.1               0.6
   - unvested restricted shares                   1.7               0.7
                                              ---------------------------
Weighted average number of
    common shares outstanding for
    diluted earnings per share                   92.6              86.1
                                              ===========================

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

17. CONTINGENT LIABILITIES

In 2003, CICA Accounting Guideline AcG-14, "Disclosure of Guarantees," was adopted. At 31st December 2003, there were bank and other guarantees, certain of which are collateralized by cash of $5 million, given in the normal course of business of $16 million. The guarantees include $3 million given by financial institutions on behalf of CP Ships to guarantee the payment by third parties for certain operational charges. As at 31st December 2003, there were no outstanding liabilities.

During the normal course of business activity, CP Ships and its subsidiaries are occasionally involved in litigation proceedings. The company is currently defending an action in Belgium that was initiated in 1999 totaling approximately Euro 89 million ($112 million) against it and certain of its subsidiaries relating to termination of contracts for stevedoring and related services. CP Ships intends to defend vigorously this action and does not believe any liability will be incurred and accordingly, no provision has been made in the financial statements with respect to this matter other than for legal costs.

18. COMMITMENTS

(a) CAPITAL EXPENDITURES - Capital commitments at 31st December 2003 amounted to $2 million.

(b) OPERATING LEASES - CP Ships utilizes ships, containers and other equipment and occupies premises under non-cancellable operating leases.

Rent expense under operating leases:

                                                 2003             2002
                                              ----------------------------
Ships                                              177              207
Containers                                         153              131
Other                                               32               27
                                              ----------------------------
                                                 $ 362            $ 365
                                              ============================

There are commitments under operating leases, including obligations under time charters which include certain ship operating expenses, and under long-term bareboat charters. The commitments in each of the next five years and thereafter are:

                              Current            Future
                            Operating           Commit-
                               Leases             ments            Total
                           ------------------------------------------------

2004                             204                -               204
2005                             127                1               128
2006                             105               25               130
2007                              94               53               147
2008                              63               59               122
2009 and thereafter              137              454               591
                           ------------------------------------------------
Total payments                 $ 730            $ 592           $ 1,322
                           ================================================

Future commitments comprise operating leases and associated management services agreements with a term of up to 10 years for nine new 4250 teu ships which are expected to be delivered between late 2005 and early 2007. The lease terms allow for termination at CP Ships' option on an annual basis from the end of the third year of each lease by giving two years notice and paying a termination fee. The associated management services agreements would terminate at the same time. Under the early termination option, the minimum future lease commitments at 31st December 2003 would be $249 million.

19. PENSIONS

CP Ships operates a number of defined contribution and defined benefit pension plans throughout the world.

Defined benefit plans are based principally on years of service and compensation levels near retirement. Annual contributions to these plans, which are based on various actuarial cost methods, are made on the basis of not less than the minimum amounts required by national, federal or provincial pension supervisory authorities.

Net benefit plan (credit)/expense for each year for defined benefit plans includes the following components:

                                                   2003             2002
                                               ----------------------------
Service cost-- benefits earned during the year        1                1
Interest cost on projected benefit obligation         2                2
Expected return on pension fund assets               (2)              (2)
Recognized net actuarial loss                         1                -
Amount (released)/provided due to limitation         (4)               2
Curtailment gain                                      -               (2)
                                               ----------------------------
Net benefit plan (credit)/expense                  $ (2)             $ 1
                                               ============================

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Information about changes in the defined benefit plans is as follows:

                                                  2003             2002
                                               ----------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year             35                32
Service cost                                         1                 1
Interest cost                                        2                 2
Actuarial loss                                       4                 2
Curtailment gain                                    (2)                -
Benefits paid                                       (3)               (3)
Exchange rate fluctuation                            5                 1
                                               ----------------------------
Benefit obligation at end of year                 $ 42              $ 35
                                               ============================

CHANGE IN PLAN ASSETS
Fair value of assets at beginning of year           23                25
Actual return on plan assets                         3                (2)
Employer contributions                               2                 2
benefits paid                                       (3)               (3)
Exchange rate fluctuation                            4                 1
                                               ----------------------------
Fair value of plan assets at end of year          $ 29              $ 23
                                               ============================

Included in the above accrued benefit obligation and fair value of plan assets are the following amounts in respect to plans that are not fully funded:

                                                   2003             2002
                                               ----------------------------
Funded status                                       (13)             (12)
Unrecognized net actuarial loss                      16               13
Amount not recognized due to limitation               -               (4)
                                               ----------------------------
Accrued benefit asset/(liability)                   $ 3             $ (3)
                                               ============================

Weighted-average assumptions as of 31st December:

                                                   2003             2002
                                               ----------------------------
Discount rate                                      6.0%              6.1%
Expected return on plan assets                     6.8%              7.0%
Rate of compensation increase                      4.4%              4.2%

There are also a number of defined contribution plans. The net expense in 2003 for such plans was $7 million (2002: $6 million).

20. SEGMENT INFORMATION

CP Ships provides regional containerized ocean and related inland transportation services across the world in various trade lanes.

It manages its business by aggregating container shipping services into the four major markets that it serves, namely TransAtlantic, Australasia, Latin America and Asia. Container shipping services in other regions and services ancillary to container shipping are separately aggregated. Accordingly, there are five reportable segments.

Revenue and operating expenses are either directly related to the activity in a segment or are centrally managed and, together with general and administrative costs, are allocated across the segments.

Assets are not managed or analyzed by segment and consequently no such segmented analysis is presented. It is impractical to obtain an analysis of revenue by customers' countries of domicile. CP Ships does not rely on any single major customer or group of major customers. No customer accounts for more than 10% of revenue.

                                                   2003             2002
                                               -----------------------------
REVENUE
   TransAtlantic                                   1,577             1,328
   Australasia                                       516               531
   Latin America                                     297               238
   Asia                                              636               508
   Other                                             110                82
                                               -----------------------------
                                                 $ 3,136           $ 2,687
                                               =============================

EXPENSES
   TransAtlantic                                   1,495             1,268
   Australasia                                       489               504
   Latin America                                     282               217
   Asia                                              644               546
   Other                                              95                69
                                               -----------------------------
                                                 $ 3,005           $ 2,604
                                               =============================

OPERATING INCOME BEFORE EXCEPTIONAL ITEMS
   TransAtlantic                                      82                60
   Australasia                                        27                27
   Latin America                                      15                21
   Asia                                               (8)              (38)
   Other                                              15                13
                                               -----------------------------
                                                   $ 131              $ 83
                                               =============================

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Depreciation and amortization included in expenses:

                                                 2003             2002
                                              -----------------------------
TransAtlantic                                       69               50
Australasia                                         16               10
Latin America                                       11                9
Asia                                                17               18
Other                                                6                6
                                              -----------------------------
                                                 $ 119             $ 93
                                              =============================

Geographical analysis of property, plant and equipment and goodwill and other intangible assets:

                                                 2003             2002
                                             -----------------------------
Canada                                              39               33
United States                                       92               88
Other countries                                     44               56
Ships(1)                                           987              868
Containers(1)                                       73               89
Goodwill and other intangible assets(1)            607              608
                                             -----------------------------
                                               $ 1,842          $ 1,742
                                             =============================

(1) No ships, containers or goodwill and other intangible assets are located in a particular country.

21. SUBSEQUENT EVENTS

Subsequent to 31st December 2003, CP Ships completed the issue of 4% convertible senior subordinated notes due 2024 in an aggregate principal amount of $200 million. The notes are convertible into common shares under certain specified conditions at an initial conversion price of approximately US$ 25.22 per share. CP Ships may call the notes for cash at any time after 3rd July 2009. Holders of notes may put the notes to CP Ships in exchange for cash on 30th June 2009, 30th June 2014, and 30th June 2019. Proceeds of the offering have been used to reduce borrowings under the secured revolving credit facilities.

22. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA & IN THE UNITED STATES

SUMMARY OF DIFFERENCES - The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). The material differences are described below along with their effect on the Consolidated Statements of Income, Retained Earnings, Consolidated Balance Sheets and Consolidated Statements of Cash Flow. Certain additional disclosures as required under US GAAP have not been provided as permitted by the Securities and Exchange Commission.

(a) DERIVATIVE FINANCIAL INSTRUMENTS - FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS 137 and 138, is applied for the purpose of presenting US GAAP financial information.

FAS 133 requires that all derivative instruments be recorded as assets or liabilities on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

EMBEDDED DERIVATIVES Certain customers are offered the option to pay invoices in either US$ or the local currency of the customer using exchange rates fixed at the date of invoicing. These terms constitute an embedded derivative and for US GAAP are accounted for under FAS 133 which requires revaluing these derivatives to fair value and recording a liability with the offset to net income. There is no such requirement under Canadian GAAP.

INTEREST RATE SWAPS Interest rate swap agreements are used to manage interest rate risk. These swaps are accounted for as hedges under Canadian GAAP. Under US GAAP, not all of the criteria for hedge accounting are met and therefore outstanding interest rate swap agreements have been marked-to-market through earnings.

FOREIGN CURRENCY CONTRACTS Derivatives, which are designated as cash flow hedges for Canadian GAAP, are used to hedge certain anticipated foreign currency expenditures.

Under Canadian GAAP, gains and losses on foreign exchange hedge contracts are recognized in income in the period that the hedged exposure is recognized in income, which is the same period in which the instrument is settled. Except for cross-currency swaps relating to the Canmar Venture and Spirit lease obligations (note 12), not all of the criteria for hedge accounting under US GAAP are met and therefore outstanding hedges have been marked-to-market through earnings.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

BUNKER FUEL PRICE CONTRACTS Bunker fuel price contracts are used to hedge fuel prices. Under Canadian GAAP, payments or receipts on bunker fuel price hedge contracts are recognized in the income statement concurrently with the hedged transaction and netted against the hedged item. Under US GAAP, not all of the criteria for hedge accounting are met and therefore outstanding contracts are marked-to-market through earnings.

(b) ACQUISITION-RELATED COSTS - Prior to 1st January 2001, there were differences between Canadian and US GAAP as to the timing of the recognition of certain liabilities associated with acquisition-related integration and reorganization costs. Further, in the past under US GAAP certain of these costs were charged to the income statement rather than being allocated to the cost of the acquisition, with a consequent effect on the amount of goodwill and the subsequent annual amortization charge. Differences in the balance of goodwill will remain because from 1st January 2002 goodwill has not been amortized under either Canadian or US GAAP.

(c) PENSION COSTS - The treatment of pension costs is similar under both Canadian and US GAAP with certain exceptions. The differences affecting CP Ships are the additional minimum liability required under US GAAP and the recoverable surplus limitation required under Canadian GAAP. These items account for the US GAAP reconciliation items.

(d) STOCK-BASED COMPENSATION - Under Canadian GAAP, compensation expense is not recognized for stock options. Any consideration paid by employees on the exercise of stock options is credited to share capital. For US GAAP under APB 25, the difference between the market value at the date of grant and the grant price of the stock option or issuance of shares to employees would be recognized as compensation expense.

Under both Canadian and US GAAP the issuance of shares to employees is recognized as compensation expense based on market value at the date of grant.

(e) SHIPS - During August 2002, four ships were purchased that were previously bareboat chartered. Under Canadian GAAP, these charters were accounted for as operating leases. However, the ships were owned by special purpose entities that were consolidated under US GAAP. Consequently, for US GAAP a loss on extinguishment of debt was recorded at purchase while this amount was capitalized as part of the cost of the ships for Canadian GAAP. At 31st December 2003, the difference in equity of $22 million represents the difference in capitalized ship costs between US and Canadian GAAP and will be reduced as the assets are depreciated.

(f) CAPITALIZED INTEREST - Under Canadian GAAP, CP Ships does not capitalize interest on construction of assets. US GAAP requires interest incurred as part of the costs of constructing assets to be capitalized and amortized over their estimated useful lives.

(g) RESTRUCTURING COSTS - Prior to 31st March 2003, there were differences between Canadian GAAP and US GAAP as to the timing and recognition of certain liabilities associated with the accounting for costs associated with an exit activity. US GAAP requires that all costs associated with an exit activity should be recognized when liabilities are actually incurred, whereas under Canadian GAAP, certain costs could be recognized when it was decided to execute an exit plan resulting in the incurrence of costs that have no future economic benefit.

(h) COMPENSATION EXPENSE & TREASURY STOCK - RABBI TRUST - The US employee deferred compensation plan assets held in a Rabbi Trust are not consolidated under Canadian GAAP. However, in accordance with US GAAP, assets held in a Rabbi Trust are included in the financial statements of the employer, with a corresponding amount recorded as a deferred compensation obligation. CP Ships stock held by the Rabbi Trust is classified as treasury stock and is excluded from the average number of common shares outstanding. The deferred compensation obligation is adjusted each period with a corresponding charge (or credit) to compensation expense to reflect the fair value of the amount owed to the employees.

(i) OTHER COMPREHENSIVE INCOME - US GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transactions and other events from non-owner sources. Canadian GAAP does not require similar disclosure.

Other comprehensive income under US GAAP in these financial statements arises from foreign currency translation adjustments and additional minimum pension liability.

(j) RECENT US GAAP PRONOUNCEMENTS - In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Entities." FIN 46 requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN 46 is effective for variable interest entities created or modified after 31st January 2003 and to any variable interest entities in which the company obtains an interest after that date. A FASB Staff Position issued in October 2003 deferred the effective date of FIN 46 to the first interim or annual period ending after 15th December 2003 for entities created before 1st February 2003 if certain criteria are met. The requirements of FIN 46 did not have a material impact on the results of operations or financial position of CP Ships in 2003.

In April 2003, the FASB issued Statement No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and requires that contracts with comparable characteristics be accounted for similarly. The provisions of SFAS 149 are effective for contracts entered into or modified after 30th June 2003 and for hedging relationships designated after 30th June 2003. The requirements of SFAS 149 did not have a material impact on the results of operations or financial position of CP Ships in 2003.

In May 2003, the FASB issued Statement No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for the classification and measurement of financial instruments with characteristics of both liabilities and equity. SFAS 150 was originally to be effective for all financial instruments entered into or modified after 31st May 2003 or otherwise at the beginning of the first interim period beginning after 15th June 2003 and was to be applied prospectively. However, on 29th October 2003, the FASB decided to defer the provisions of paragraphs 9 and 10 of SFAS 150 as they apply to mandatorily redeemable non-controlling interests. These provisions require that mandatorily redeemable minority interests within the scope of SFAS 150 be classified as a liability on the parent company's financial statements in certain situations, including when a finite-life entity is consolidated. The deferral of those provisions is expected to remain in effect while these interests are addressed in either Phase II of the FASB's Liabilities and Equity Project or Phase II of the FASB's Business Combinations Project. The Board also decided to (i) preclude any "early" adoption of the provisions of paragraph 9 and 10 for these non-controlling interests during the deferral period, and (ii) require the restatement of any financial statements that have been issued where these provisions were applied to mandatorily redeemable noncontrolling interests. SFAS 150 is not expected to have any impact on CP Ships' financial position or results of operations.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(k) STATEMENTS OF CONSOLIDATED INCOME & SHAREHOLDERS' EQUITY Reconciliation of net income under Canadian GAAP to net income under US GAAP:

(US$ millions except per share amounts)           Year Ended 31st December
                                                    2003             2002
                                               -------------------------------
Net income - Canadian GAAP                             82                52
US GAAP adjustments:
   Embedded derivatives                                (7)                -
   Interest rate swaps                                 (1)                4
   Foreign currency contracts                           1                 -
   Bunker fuel price contracts                          1                 -
   Acquisition-related costs                            -                (3)
   Pension costs                                       (4)                2
   Stock-based compensation                            (3)                -
   Ships                                                1               (20)
   Capitalized interest                                (1)                5
   Restructuring costs                                  3                 -
   Compensation expense - Rabbi Trust                  (1)                -
   Tax effect of US GAAP adjustments                    -                 -
                                               -------------------------------
Net income - US GAAP                                   71                40
Other comprehensive income:
   Foreign currency translation adjustments            14                 2
   Additional minimum pension liability                (7)               (6)
                                               -------------------------------
Comprehensive income - US GAAP                       $ 78              $ 36
                                               ===============================

Earnings per common share basic
   Canadian GAAP                                   $ 0.91            $ 0.61
   US GAAP                                         $ 0.79            $ 0.48
Earnings per common share diluted
   Canadian GAAP                                   $ 0.89            $ 0.60
   US GAAP                                         $ 0.77            $ 0.46
Average number of common shares
  outstanding basic (millions)
   Canadian GAAP                                     89.8              84.8
   US GAAP                                           89.6              84.8
Average number of common shares
  outstanding diluted (millions)
   Canadian GAAP                                     92.6              86.1
   US GAAP                                           92.6              86.1

Reconciliation of equity under
  Canadian GAAP to equity under US GAAP:

                                                     As At 31st December
                                                    2003             2002
                                               -------------------------------
Equity - Canadian GAAP                              1,314             1,225
US GAAP adjustments:
   Embedded derivatives                                (9)               (2)
   Interest rate swaps                                  3                 4
   Foreign currency contracts                           1                 -
   Bunker fuel price contracts                          1                 -
   Acquisition-related costs                          (44)              (44)
   Pension costs                                      (12)               (1)
   Stock-based compensation                            (3)                -
   Ships                                              (22)              (23)
   Capitalized interest                                 4                 5
   Restructuring costs                                  3                 -
   Compensation expense - Rabbi Trust                  (1)                -
   Treasury stock - Rabbi Trust                        (2)                -
   Tax effect of US GAAP adjustments                    -                 -
                                               -------------------------------
Equity - US GAAP                                   $1,233            $1,164
                                               ===============================

SHAREHOLDER INFORMATION

TRADING SYMBOL

CP Ships' stock trades under the symbol TEU on the Toronto and New York stock exchanges.

SHAREHOLDER SERVICES

CP Ships' transfer agent in Canada is Computershare Trust Company of Canada with transfer facilities in Montreal, Toronto, Calgary and Vancouver. Computershare Trust Company of New York serves as transfer agent and registrar for common shares in New York. The handling of all inquiries is centralized in Toronto. For information or copies of the Annual Report please contact:

BY TELEPHONE TOLL FREE IN CANADA AND THE US:
1 (877) CPSHIPS-- 1 (877) 277-4477

BY FAX TOLL FREE IN CANADA AND THE US:
1 (888) 453-0330

BY E-MAIL:
service@computershare.com

BY MAIL AND IN PERSON:
Computershare Trust Company of Canada
Shareholder Services
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1, Canada

INVESTOR RELATIONS
Institutional investors, brokers, security analysts and others requiring information on financial and operating performance should contact:

JEREMY LEE
Vice President Investor Relations
jeremy.lee@cpships.com

CORPORATE GOVERNANCE
Corporate governance guidelines, Code of Business Conduct and Terms of Reference of the Audit, Compensation and Corporate Governance Board committees are posted on the company website and are available in printed form to any shareholder by contacting the corporate secretary at info@cpships.com.

CP SHIPS LIMITED
62-65 Trafalgar Square, London WC2N 5DY
United Kingdom

[PICTURE OMITTED]

CP SHIPS LIMITED

62-65 Trafalgar Square, London WC2N 5DY
United Kingdom
www.cpships.com

[PICTURE OMITTED]

                                                                 Exhibit 10.2





                               CP SHIPS LIMITED

                             FINANCIAL STATEMENTS

                              31ST DECEMBER 2003












                                       CONTENTS

                                       2   Management's Responsibility for
                                           Financial Reporting

                                       3   Auditors' Report

                                       4   Consolidated Statements of Income

                                       4   Consolidated Statements of Retained
                                           Earnings

                                       5   Consolidated Balance Sheets

                                       6   Consolidated Statements of Cash Flow

                                       7   Notes to the Consolidated Financial
                                           Statements

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The information in these consolidated financial statements is the responsibility of management and has been reviewed and approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include amounts based on management's best estimates and careful judgment.

Management maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly. The internal audit department reviews these accounting controls on an ongoing basis and reports its findings and recommendations to management and to the Audit Committee of the Board of Directors.

The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting of all of the non-executive directors. This Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Board for approval. It also reviews the recommendations of both the independent and internal auditors for improvements to internal controls as well as the actions of management to implement such recommendations.






Raymond R. Miles                                   Ian J. Webber
Chief Executive Officer                            Chief Financial Officer

12th March 2004

To the shareholders of CP Ships Limited

We have audited the consolidated balance sheets of CP Ships Limited as at 31st December 2003 and 2002, and the consolidated statements of income, retained earnings and cash flow for each of the years ended 31st December 2003, 2002 and 2001. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at 31st December 2003 and 2002, the results of its operations and its cash flow for each of the years ended 31st December 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.



PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario, Canada
12th March 2004





Notice to US readers

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes, such as the changes described in notes 2 and 24(e) to the financial statements, that have a material effect on the comparability of the amounts disclosed in the company's financial statements. Our report to the shareholders dated 12th March 2004 is expressed in accordance with Canadian reporting standards which does not require a reference in the auditors' report to such changes when the change is properly accounted for and adequately disclosed in the financial statements.





PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario, Canada
12th March 2004



CONSOLIDATED STATEMENTS OF INCOME
(US$ millions except per share amounts)

                                                                                           Year ended 31st December
                                                                             2003             2002              2001
                                                                             ----             ----              ----
                                                                                                    Revised (note 2)
Revenue
Container shipping operations                                               3,136            2,687             2,646

Expenses
Container shipping operations                                               2,464            2,148             2,068
General and administrative                                                    424              367               363
Depreciation and amortization of intangible assets                            119               93                74
Currency exchange (gain)/loss                                                  (2)              (4)                2
Diminution in value of property, plant and equipment                            2                -                 -
Gain on disposal of property, plant and equipment                              (2)               -                 -
                                                                    ---------------- ----------------- ----------------
                                                                            3,005            2,604             2,507
                                                                    ---------------- ----------------- ----------------

Operating income before exceptional items                                     131               83               139
Exceptional items (note 3)                                                    (10)`              2               (19)
Spin-off related items (note 3)                                                 -                -               (24)
                                                                    ---------------- ----------------- ----------------

Operating income                                                              121               85                96
Interest expense, net (note 4)                                                (36)             (23)                -
                                                                    ---------------- ----------------- ----------------

Income before income tax                                                       85               62                96
Income tax expense (note 5)                                                    (3)             (10)              (12)
                                                                    ---------------- ----------------- ----------------

Income before goodwill charges and minority interest                           82               52                84
Minority interest                                                               -                -                 1
                                                                    ---------------- ----------------- ----------------

Income before goodwill charges                                                 82               52                85
Goodwill charges, net of tax ($nil)                                             -                -               (16)
                                                                    ---------------- ----------------- ----------------

Net income                                                                     82               52                69
Dividends on preference shares                                                  -                -                (3)
                                                                    ---------------- ----------------- ----------------

Net income available to common shareholders                                  $ 82             $ 52              $ 66
                                                                    ---------------- ----------------- ----------------

Average number of common shares outstanding (millions) (note 17)             89.8             84.8              79.3
Earnings per common share basic (note 17)                                  $ 0.91           $ 0.61            $ 0.83
Earnings per common share diluted (note 17)                                $ 0.89           $ 0.60            $ 0.83


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Balance, 1st January                                                          547              509               443
Net income                                                                     82               52                69
Dividends on preference shares                                                  -                -                (3)
Dividends on common shares                                                    (14)             (14)                -
                                                                    ---------------- ----------------- ----------------
Balance, 31st December                                                      $ 615            $ 547             $ 509
                                                                    ---------------- ----------------- ----------------


See accompanying notes to the consolidated financial statements


CONSOLIDATED BALANCE SHEETS
(US$ millions)

                                                                               As at 31st December
                                                                             2003             2002
                                                                             ----             ----
ASSETS
Current assets
Cash and cash equivalents                                                      75              110
Accounts receivable                                                           469              526
Prepaid expenses                                                               44               46
Inventory                                                                      24               21
                                                                    ---------------- -----------------
                                                                              612              703

Property, plant and equipment (note 7)                                      1,235            1,134
Deferred charges (note 8)                                                      32               38
Goodwill and other intangible assets (note 9)                                 607              608
Future income tax assets (note 5)                                               4                -
Other assets (note 10)                                                         16                4
                                                                    ---------------- -----------------
                                                                          $ 2,506          $ 2,487
                                                                    ---------------- -----------------

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities                                      534              658
Long-term debt due within one year (note 11)                                   19               15
                                                                    ---------------- -----------------
                                                                              553              673

Long-term liabilities
Long-term debt due after one year (note 11)                                   632              582
Future income tax liabilities (note 5)                                          7                7
                                                                    ---------------- -----------------
                                                                              639              589

Shareholders' equity
Common share capital (note 14)                                                686              685
Contributed surplus (note 14)                                                   7                1
Retained earnings                                                             615              547
Cumulative foreign currency translation adjustments                             6               (8)
                                                                    ---------------- -----------------
                                                                            1,314            1,225
                                                                    ---------------- -----------------
                                                                          $ 2,506          $ 2,487
                                                                    ---------------- -----------------

Contingent Liabilities and Commitments - notes 19 and 20
See accompanying notes to the consolidated financial statements


On behalf of the Board:

Raymond R. Miles                                      Ian J. Webber
Chief Executive Officer                               Chief Financial Officer




CONSOLIDATED STATEMENTS OF CASH FLOW
(US$ millions)

                                                                                           Year ended 31st December
                                                                             2003             2002              2001
                                                                             ----             ----              ----
Operating activities                                                                                 (Revised (note 2)
Net income                                                                     82               52                69
Depreciation and amortization of intangible assets                            119               93                90
Exceptional items                                                              10               (2)               43
Future income tax benefit                                                      (4)              (1)                -
Amortization of deferred charges                                               13                9                 5
Diminution in value of property, plant and equipment                            2                -                 -
Gain on disposal of property, plant and equipment                              (2)               -                 -
Restricted share awards                                                         6                1                 -
Other                                                                           -                -                 1
                                                                    ---------------- ----------------- ----------------
                                                                              226              152               208
(Increase)/decrease in non-cash working capital (note 16)                     (66)             (56)                7
                                                                    ---------------- ----------------- ----------------
Cash from operations before exceptional and spin-off related                  160               96               215
payments
Exceptional and spin-off related payments                                     (10)             (12)              (25)
                                                                    ---------------- ----------------- ----------------

Cash from operations                                                          150               84               190

Financing activities
Increase in share capital                                                       1               88                 -
Contributed surplus                                                             -                -                 2
Return of share capital                                                         -                -               (14)
Redemption of preferred shares                                                  -                -              (116)
Increase in long-term debt                                                    104              557               160
Repayment of long-term debt                                                  (172)            (212)              (14)
Repayment of Italia short-term debt                                             -              (11)                -
Increase in deferred financing costs                                           (1)             (11)               (7)
Increase in loans from former affiliated companies                              -                -                88
Repayment of loans from former affiliated companies                             -                -              (138)
Preference dividends paid                                                       -                -                (3)
Common share dividends paid                                                   (14)             (14)                -
                                                                    ---------------- ----------------- ----------------
Cash (outflow)/inflow from financing activities                               (82)             397               (42)

Investing activities
Additions to property, plant and equipment                                   (158)            (439)             (288)
Increase in deferred dry-dock costs                                            (4)              (9)               (9)
Reimbursement of ship stage payments                                           43                -                 -
Acquisition of businesses (note 6)                                              -              (40)                -
Proceeds from disposal of property, plant and equipment                        18                5                15
Proceeds from disposal of investments                                           -                -                12
Increase in other assets                                                       (2)              (4)                -
Repayment of loans to former affiliated companies                               -                -               116
                                                                    ---------------- ----------------- ----------------
Cash outflow from investing activities                                       (103)            (487)             (154)

Decrease in cash and cash equivalents (1)                                     (35)              (6)               (6)
Cash and cash equivalents at beginning of year                                110              116               122
                                                                    ---------------- ----------------- ----------------
Cash and cash equivalents at end of year                                     $ 75            $ 110             $ 116
                                                                    ---------------- ----------------- ----------------

Additional information
Taxes paid                                                                    $ 6             $ 12              $ 12
Interest paid                                                                $ 32             $ 12               $ 7
                                                                    ---------------- ----------------- ----------------

(1) Cash and cash equivalents comprise cash and temporary investments with a maximum maturity of three months See accompanying notes to the consolidated financial statements


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, all amounts are shown in US$ millions)

1.  Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

(a) Basis of consolidation - The consolidated financial statements include CP Ships Limited ("CP Ships") and all of its subsidiary companies from the date of acquisition until the date of disposal, if relevant.

(b) Revenue & cost recognition - Revenue and costs directly attributable to loaded container movements are recognized when delivery of the loaded container to its final destination is completed. Other revenue is accounted for on completed service delivery and other costs are accounted for when incurred.

(c) Use of estimates - The preparation of financial statements requires that management make estimates in reporting the amounts of certain revenues and expenses for each financial year and certain assets and liabilities at the end of each financial year. Actual results may differ from these estimates.

(d) Income taxes - CP Ships accounts for income taxes using the liability method. Under this method, future income tax assets and liabilities are recognized based on differences between the basis of assets and liabilities used for financial statement and for income tax purposes, using substantively enacted tax rates. Future tax assets are not recognized if they are not expected to be utilized.

(e) Earnings per common share - Basic earnings per common share is calculated using the weighted average number of common shares outstanding in the year.

The dilutive effect of outstanding stock options and unvested restricted shares is reflected in diluted earnings per share by application of the treasury stock method.

(f) Property, plant & equipment - Property, plant and equipment is stated at cost less depreciation, which is determined on a straight-line basis over the estimated remaining useful life of each asset.

Depreciation on ships is calculated on a straight-line basis at rates to reduce the book value of each ship to its estimated residual value by the end of its estimated useful life which is considered to be 25 years.

Major additions, replacements and capital improvements to ships are depreciated over the estimated remaining useful life of the ship.

Containers are depreciated on a straight-line basis over their estimated useful life of 12 years to their estimated residual values.

Furniture and equipment is fully depreciated on a straight-line basis over the estimated useful lives of the assets, a maximum of ten years.

Computer hardware and software is fully depreciated on a straight-line basis over its estimated useful life, which varies between two and eight years, from the date that it is brought into use. Relevant costs directly associated with developing or obtaining internal-use computer software are capitalized.

Trucking equipment is fully depreciated on a straight-line basis over the estimated service lives of the assets, a maximum of ten years. Owned automobiles are depreciated on a straight-line basis over four years.

Owned buildings are fully depreciated on a straight-line basis over the estimated useful lives, a maximum of 50 years. Land is not depreciated.

Leasehold improvements are amortized over the lesser of the remaining lease term or ten years.

Terminal equipment is depreciated on a straight-line basis over its estimated useful life which varies between three and 30 years.

When depreciable assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and the remaining balance, net of any proceeds from sale or salvage value, is reflected in the result from operations.

In accordance with CICA 3063, "Impairment of Long-lived Assets," the company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of their carrying amount to the future undiscounted cash flows the assets are expected to generate. If such property, plant and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying amount of the assets exceeds their fair market value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(g) Leases - Leases are classified as either capital or operating. Those leases which transfer substantially all the benefits and risks of ownership of property to CP Ships are accounted for as capital leases.

Capital leases are accounted for as assets and are fully amortized on a straight-line basis over the lesser of the period of expected use of the assets or the lease term. Commitments to repay the principal amounts arising under capital lease obligations are included in current liabilities to the extent that the amount is repayable within one year, otherwise the principal is included in amounts due after one year. The capitalized lease obligation reflects the present value of future lease payments. The finance element of the lease payments is charged to income over the term of the lease.

Operating lease costs are charged to income on a straight-line basis.

(h) Deferred charges - Deferred charges include deferred financing costs and deferred dry-docking costs. Deferred financing costs represent expenses incurred to obtain financing which have been deferred and are amortized over the periods to maturity of the underlying arrangements. Any unamortized cost is written off on the early termination of the underlying arrangement. Dry-docking and special survey costs are deferred and amortized over the dry-docking cycle, typically between two to five years. Any unamortized cost is written off on the disposal of the relevant ship.

(i) Goodwill & other intangible assets - Goodwill represents the excess of the fair value of consideration paid over the fair value of net tangible and other identifiable intangible assets acquired. Separately identifiable intangible assets are recorded at fair value. CP Ships evaluates the carrying value of goodwill for possible impairment of each reporting unit on an annual basis. Prior to 2002, goodwill was amortized to income over a period of 35 years. The impact of not amortizing goodwill in 2001 would have been to increase net income by $16 million to $85 million from an income of $69 million and would have increased basic and diluted earnings per share by $0.20. Identifiable intangible assets with indefinite lives are not amortized but are subject to impairment review at least annually. All other intangible assets are amortized on a straight-line basis over their estimated economic useful lives ranging from 10 to 20 years, and are subject to impairment review at least annually.

(j) Foreign currency translation - Revenue and expense items and other transactions denominated in foreign currencies are recorded in US$, which is the functional currency of CP Ships, at the exchange rates in effect on the dates of the related transactions. Monetary assets and liabilities denominated in foreign currencies are translated into US$ at the year-end rates of exchange. Foreign currency gains and losses arising from realization or remeasurement of foreign currency denominated monetary assets and liabilities are recognized in income as incurred.

The financial statements of subsidiary companies denominated in currencies other than US$ which are considered to be self-sustaining are translated into US$ using year-end rates of exchange for assets and liabilities and average rates in effect during the year for revenues and expenses. Exchange gains or losses arising from such translation are deferred and included under shareholders' equity as foreign currency translation adjustments.

The financial statements of subsidiary companies denominated in currencies other than US$ which are considered to be integrated operations are translated into US$ using year-end rates of exchange for monetary assets and liabilities, historical exchange rates for non-monetary assets and liabilities and average rates in effect during the year for revenues and expenses. Exchange gains or losses arising from such translation are recognized in income.

(k) Employee future benefits - The costs of defined benefit pensions are actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Market related values are used for calculating the expected return on plan assets. The projected benefit obligation is discounted using a market interest rate at the beginning of the year on high quality corporate debt instruments.

Pension expense includes the cost of pension benefits earned during the year, the interest cost on pension obligations, the expected return on pension plan assets, settlement gains, the amortization of any net transitional asset, the amortization of adjustments arising from any pension plan amendments and the amortization of the excess of any net actuarial gain or loss of over 10% of the greater of the benefit obligation and the market related value of plan assets. The amortization period covers the expected average remaining service lives of employees covered by the various plans.

For defined contribution plans, pension costs generally equal plan contributions due during the year.

(l) Derivative financial instruments - Derivative financial instruments are utilized to manage exposure to foreign currency exchange rates, interest rates and fuel prices. Derivative financial instruments are not fair valued unless used for speculative or trading purposes. However, CP Ships does not use derivative financial instruments for speculative or trading purposes.

All relationships between hedging instruments and hedged items are documented, as well as risk management objectives and the strategy for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecast transactions. Assessments are made, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Payments or receipts under derivative financial instruments used to manage exposure to foreign currencies and bunker fuel are recognized in the income statement concurrently with the hedged transaction and are netted against the hedged item, providing the effectiveness of the hedge is reasonably assured. The fair values of the outstanding contracts are not reflected in the financial statements.

Net payments or receipts under derivative instruments used to manage exposure to interest rates are accrued as adjustments to interest expense and the fair values of the outstanding contracts are not reflected in the financial statements.

(m) Stock-based compensation - Under stock-based compensation plans described in note 15, stock options and restricted stock have been granted to directors and certain key employees or were granted to former Canadian Pacific Limited ("CPL") employees as part of the Plan of Arrangement under which CP Ships was demerged from CPL on 1st October 2001 (note 14).

CICA 3870, "Stock-based Compensation and Other Stock-based Payments," was adopted effective 1st January 2002. Any consideration paid by employees on the exercise of stock options is credited to share capital. In the event options are canceled, no adjustment is made to share capital and no expense is recognized. Compensation expense is not recognized for stock options.

Compensation expense is recognized for direct awards of stock at market value when granted or if non-vested, such expense is spread over the vesting period.

Prior to 2002, all stock-based compensation was treated as an equity transaction and no expense was recognized.

(n) Restructuring costs - Prior to 31st March 2003 restructuring costs were recorded in the period detailed exit and restructuring plans were approved. Subsequent to 31st March 2003, CICA Emerging Issue Committee Abstract ("EIC") 134, "Accounting for Severance and Termination Benefits," and EIC 135, "Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)," were adopted. They require that all costs associated with an exit activity should be recognized when liabilities are actually incurred. Provisions for restructuring costs are recorded in liabilities.

(o) Acquisitions - All acquisitions are accounted for using the purchase method. Under this method, all assets and liabilities are recorded at their fair value at the acquisition date.

(p) Comparative figures - Certain comparatives have been reclassified to conform to the financial statement presentation adopted in the current year.

(q) New Canadian accounting pronouncements - CICA Accounting Guideline AcG-13, "Hedging Relationships," is effective for fiscal years beginning on or after 1st July 2003 and specifies new criteria for applying hedge accounting. If hedge accounting criteria are not met, derivative instruments currently accounted for as hedges will no longer continue to be accounted for as hedges, and their recorded amounts will be adjusted from their carrying value to their fair value. If this standard had been applied at 31st December 2003, the fair value adjustment would have increased net income by $1 million.

CICA Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities," requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. AcG-15's consolidation requirement is effective for all annual and interim periods beginning on or after 1st November 2004. The impact of AcG-15 on the results of operations and financial position is not expected to be significant.

CICA 1100, "Generally Accepted Accounting Principles," establishes standards for financial reporting in accordance with generally accepted accounting principles, and defines primary sources of GAAP and requires that an entity apply every relevant primary source. This guidance is effective for fiscal years beginning on or after 1st October 2003. The impact of CICA 1100 on the results of operations and financial position is being assessed.

CICA 3870, "Stock-based Compensation and Other Stock-based Payments," was amended in 2003 to require expensing of all stock-based compensation from the grant date, effective 1st January 2004. In accordance with the transitional provisions of CICA 3870, all stock-based compensation will be expensed in 2004, and 2004 opening retained earnings will be retroactively restated with a cumulative charge of $1 million.

2.  Comparative figures

The 2001 financial statements were revised. This followed a re-examination and correction of the accounting treatment for consent payments made in August 2001 to parties to the Montrose and Montclare ship leases to allow an efficient spin-off from CPL under the Plan of Arrangement described in note
14. The costs were originally deferred and were being amortized over the expected lives of the ship leases. However, it was determined that the consent payments should have been written-off in 2001. The effect was to add $7 million to the 2001 exceptional charge for costs related to the spin-off which was part of a total $36 million exceptional charge. Previously reported 2001 net income was reduced by $7 million and earnings per share by $0.09 per share.

3.  Exceptional items

In 2003, the exceptional charge of $10 million arises from organizational restructuring in Europe and mainly comprises consolidation of the UK management activities of Canada Maritime, Cast and Contship Containerlines resulting in the closure of certain UK offices. The charges include staff related costs of $7 million and expenses relating to redundant office leases of $3 million. At 31st December 2003, this restructuring was substantially complete with $3 million remaining to be spent for redundant office leases to 2008.

In 2002 the exceptional credit of $2 million arose from the write back of unutilized provisions for unusual charges established in 2001 as an exceptional charge.

The exceptional charges in 2001 comprised:

(a) Spin-off related items of $24 million for professional fees and other expenses associated with the company's demerger from CPL under the Plan of Arrangement described in note 14, including $7 million for consent payments to parties to the Montrose and Montclare ship leases and $10 million for the cost of terminating a cash-based long-term incentive plan ("LTIP") by converting it into restricted stock awards. The total value of shares required to terminate LTIP was $22 million. The amount of $10 million included in the exceptional charge, together with an $8 million provision charged for the year ended 31st December 2000 for LTIP earned to that date allowed for the purchase on the market of CP Ships' shares at a value of $18 million. Shares valued at $4 million were issued from treasury. The shares were placed in an irrevocable trust which was established to settle the company's obligations under the LTIP termination arrangements.

(b) Unusual charges of $19 million for the restructuring of organization and offices, mainly in Europe and North America, during 2001 and 2002. The charges include the cost of employee severance and redundant office leases, and as at 31st December 2003, $18 million has been utilized.

4. Interest expense (net)

                                                     2003          2002          2001
                                                     ----          ----          ----
Long-term debt                                        (38)          (24)           (6)
Short-term debt                                        (1)           (1)           (1)
                                               ------------- ------------- -------------
Total interest expense                                (39)          (25)           (7)
Interest income                                         3             2             7
                                               ------------- ------------- -------------
Interest expense (net)                              $ (36)        $ (23)          $ -
                                               ------------- ------------- -------------

5.  Income tax expense

The principal operating subsidiaries have operations taxable mainly in jurisdictions or under programs with relatively low rates of tax including under UK Tonnage Tax where taxation is based on the tonnage of ships used by the subsidiary, rather than profits earned.

                                                     2003          2002          2001
                                                     ----          ----          ----
Income tax expense
Current                                                 7            11            12
Future                                                 (4)           (1)            -
                                               ------------- ------------- -------------
                                                      $ 3          $ 10          $ 12
                                               ------------- ------------- -------------

The difference between the income tax expense and the theoretical expense obtained by applying the Canadian statutory tax rate is as follows:

                                                     2003          2002          2001
                                                     ----          ----          ----

Provision at Canadian statutory rates                  30            19            38
Foreign tax rate differentials                        (12)           (9)          (30)
Tonnage tax rate differentials                        (15)           (5)            -
Prior year items                                       (2)           (1)            1
Tax losses now recognized                              (3)            -             -
Other                                                   5             6             3
                                               ------------- ------------- -------------
Income tax expense                                    $ 3          $ 10          $ 12
                                               ------------- ------------- -------------

The provision for future income taxes arises from differences in the recognition of revenues and expenses for income tax and accounting purposes.
The temporary differences comprising the net future income tax liabilities are:

                                                     2003          2002
                                                     ----          ----
Future income tax assets
Non-capital loss carryforwards                          4             -
                                               ------------- -------------
                                                      $ 4           $ -
Future income tax liabilities
Capital assets carrying value in excess of
    tax basis                                          (7)           (6)
Other items                                             -            (1)
                                               ------------- -------------
                                                     $ (7)         $ (7)

                                               ------------- -------------
Net future tax liabilities                           $ (3)         $ (7)
                                               ------------- -------------



In assessing the realizability of future tax assets, CP Ships considers whether it is more likely than not that some or all of the future tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. CP Ships considers the scheduled reversal of historical taxable income, projected future taxable income and tax planning strategies in making this assessment.

At 31st December 2003, the amount of unused tax losses was $62 million (2002:
$56 million, and 2001: $17 million), for which no future tax asset has been recognized because it is considered unlikely the losses will be utilized in the foreseeable future, if at all. The tax losses will begin to expire in 2007, although subsequent to 31st December 2003, $24 million of the unused tax losses were lost as a result of an internal reorganization.

6.  Business acquisitions

There were no business acquisitions in 2003.

In 2002, CP Ships acquired all the outstanding shares of Italia di Navigazione S.p.A. ("Italia Line") and its sales agencies in Italy and Spain together with certain assets of its Canadian and Venezuelan agencies.

This acquisition gave rise to goodwill and other intangible assets of $106 million. No deferred tax asset was created for tax losses or tax-deductible goodwill since they were not expected to be utilized. The estimated fair values of the net assets acquired and consideration, which was paid in cash, are summarized as follows:

Accounts receivable and inventory                      36
All other tangible assets                              16
Goodwill and other intangible assets                  106
Bank borrowings                                       (11)
Accounts payable and accrued liabilities              (85)
Long-term debt                                        (22)
                                               -------------
Consideration and costs                              $ 40
                                               -------------

Included above is a $9 million provision to terminate contracts and restructure the organization. These costs related to closing certain offices and terminating contracts with third party suppliers that were not needed. At 31st December 2003, $6 million had been utilized (2002: $1 million). The remaining balance of $3 million, mainly for redundant contracts with third party suppliers, is expected to be utilized in 2004.

7.  Property, plant & equipment

                                                     2003          2002
                                                     ----          ----
Ships
Cost                                                1,188         1,014
Accumulated depreciation                             (201)         (146)
                                               ------------- -------------
                                                      987           868
Containers
Cost                                                  121           139
Accumulated depreciation                              (48)          (50)
                                               ------------- -------------
                                                       73            89
Terminal equipment & other
Cost                                                  142           126
Accumulated depreciation                              (73)          (58)
                                               ------------- -------------
                                                       69            68
Computer hardware & software
Cost                                                  210           182
Accumulated depreciation                             (104)          (73)
                                               ------------- -------------
                                                      106           109

Total cost                                          1,661         1,461
Total accumulated depreciation                       (426)         (327)
                                               ------------- -------------
Net book value                                    $ 1,235       $ 1,134
                                               ------------- -------------

Assets under construction, which are not being depreciated, included above in computer hardware and software amount to $5 million at 31st December 2003. As of 31st December 2002, assets under construction not being depreciated amounted to $46 million, of which $44 million is included above in ships.

At 31st December 2003 assets held under capital leases, with a cost of $215 million (2002: $115 million) and accumulated depreciation of $67 million (2002: $64 million), are included above and mainly comprise ship leases with a net book value of $105 million (2002: $nil), and container leases of $39 million (2002: $47 million).

Ships with a net book value of $754 million at 31st December 2003 (2002: $533 million) were pledged as security against bank and other loans. In 2002, buildings with a net book value of $3 million were mortgaged as security against long-term loans. They were sold in 2003.

8.  Deferred charges

Deferred charges of $32 million (2002: $38 million) comprise:

(a) Unamortized deferred financing costs of $15 million (2002: $16 million) related to the arrangement of financings including $200 million unsecured principal amount ten-year senior notes in 2002 and certain capital lease obligations. These costs are amortized evenly over the periods of the underlying arrangements, which end between 2005 and 2012. The amortization in 2003 was $4 million (2002: $2 million, and 2001: $nil).

(b) Unamortized deferred dry-dock costs of $17 million (2002: $22 million) related to dry-docking and special survey costs. These costs are amortized evenly over the dry-docking cycle, typically between two and five years. The amortization in 2003 was $9 million (2002: $7 million, and 2001: $6 million).

9. Goodwill & other intangible assets

Goodwill and other intangible assets of $607 million (2002: $608 million) comprise:

(a)    Goodwill

Balance, 1st January 2003                                           598
Additions                                                             -
                                                             -------------
Balance, 31st December 2003                                       $ 598
                                                             -------------

(b) Other intangible assets

                                                     2003          2002
                                                     ----          ----

Cost                                                   10            10
Accumulated depreciation                               (1)            -
                                               ---------------------------
                                                      $ 9          $ 10
                                               ---------------------------

Other intangible assets comprise trade names and customer service contracts acquired in the Italia Line acquisition in 2002 and have an estimated useful life of between 10 and 20 years. Amortization expense for these items in 2003 was $1 million (2002 and 2001: $nil). No intangible assets were acquired in 2003.

10. Other assets

Other assets comprise cash on deposit of $6 million (2002: $4 million) primarily in respect to operational guarantees (note 19) and $10 million (2002: $nil) for an accrued swap receivable relating to the hedge of certain GBP denominated capital lease obligations (notes 11 and 13).

11. Long-term debt

                                                     2003          2002
                                                     ----          ----

Bank loans                                            275           326
Ten-year senior notes                                 196           196
Long-term loans                                        37            45
                                               ---------------------------
                                                      508           567
Capital leases                                        143            30
                                               ---------------------------
                                                      651           597
Amounts due within one year                           (19)          (15)
                                               ---------------------------
Amounts due after one year                          $ 632         $ 582
                                               ---------------------------

The bank loans represent two long-term revolving credit facilities secured by certain owned ships and providing for borrowings of up to $525 million, of which $514 million was available at 31st December 2003.

The first facility of $175 million was fully drawn at 31st December 2003 and is committed to August 2005 with a $50 million step down in August 2004. This facility bears interest at a margin, linked to its credit rating, over US$ LIBOR. As at 31st December 2003, the margin was 1.05%.

The second facility of $350 million, of which $100 million was drawn at 31st December 2003, is committed to December 2006, with a 25% step down in December 2005. This facility bears interest at a margin, which depends on the corporate credit rating, over US$ LIBOR. As at 31st December 2003, the margin was 1.75%.

During 2003, $90 million of unsecured revolving facilities with a 364-day maturity expired undrawn.

Ten-year senior notes comprise $200 million unsecured principal amount notes at 10.375% issued in July 2002 at a price of 97.722% for an effective rate of 10.75% which mature in July 2012. The issue discount is being accreted over the life of the bonds. CP Ships may redeem the senior notes at any time according to a predetermined pricing formula.

Long-term loans comprise a $37 million term loan repayable up to 2008 bearing interest at 6.71% secured by four ships.

The bank loans, senior notes and long-term loans are subject to covenants, which are customary for these types of facility. CP Ships is in compliance with these covenants at 31st December 2003.

Aggregate maturities of the bank loans, long-term loans and senior notes over the next five years and thereafter are as follows:

2004                                                    7
2005                                                   20
2006                                                  271
2007                                                   10
2008                                                    4
2009 and thereafter                                   196
                                               -------------
Total payments                                      $ 508
                                               -------------

Capital leases - Capital leases consist of ship leases of $118 million (2002:
$nil) and container and other leases of $25 million (2002: $30 million).

During 2003, two 4100 teu ships, Canmar Venture and Spirit, were financed under separate 25-year GBP denominated capital leases. These ship lease obligations bear interest at 3-month GBP LIBOR+0.2% and expire in 2028 and are repayable in quarterly installments. CP Ships has the sole option to terminate these leases at any time, or to extend them beyond 2028 for further one-year periods. The GBP denominated lease obligations have been swapped for US$ to remove foreign currency exchange risk (note 13), and as a consequence the effective interest rate is 3-month US$ LIBOR+0.45%.

The container and other leases are repayable in monthly instalments ending between 2004 and 2007. Obligations under container and other leases bear interest primarily at fixed rates, which range from 3% to 18%.

Interest expense on capital leases amounted to $5 million (2002: $2 million, and 2001: $3 million).

Capital lease commitments over the next five years and thereafter are as follows:

2004                                                   20
2005                                                   18
2006                                                   16
2007                                                   12
2008                                                    9
2009 and thereafter                                   175
                                               -------------
Total minimum lease payments                          250
Less imputed interest                                (107)
                                               -------------
Present value of minimum lease payments               143
Less current portion                                  (12)
                                               -------------
Long-term portion of capital lease
    commitments                                     $ 131
                                               -------------

12. Fair value of financial instruments

Short-term financial assets and liabilities are valued at their carrying values as presented in the consolidated balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of these instruments.

The estimated fair value of financial instruments at 31st December 2003 and 2002 is as follows:

                                                  Asset /
                                                (Liability)     Asset /
                                                 Carrying     (Liability)
                                                  Amount      Fair Value
                                               ---------------------------
                                                          2003
                                               ---------------------------

Long-term debt                                       (651)         (686)
Derivative instruments (note 13):
    Interest rate swaps                                 -            (1)
    Foreign currency contracts                         10            10
    Bunker fuel price contracts                         -             1

                                                          2002
                                               ---------------------------

Long-term debt                                       (597)         (611)
Derivative instruments (note 13):
    Interest rate swaps                                 -             4

Long-term debt - The fair value of third-party long-term debt has been estimated based on current market prices and rates currently available to CP Ships for long-term borrowing with similar terms and conditions to those borrowings in place at the balance sheet date, or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

Apart from the ten-year senior notes, there is no material difference between the carrying value and the fair value of the third-party long-term debt.

Interest rate, foreign currency & bunker fuel derivatives - The fair value of the interest rate swaps, foreign currency exchange contracts and bunker fuel price contracts, used for hedging purposes, is the estimated amount that CP Ships would have to pay or receive to terminate the agreements at the reporting date, taking into account interest rates, foreign exchange rates and bunker fuel prices.

13. Derivative instruments & hedging activity

Derivatives are used only for hedging purposes. The following summarizes the company's risk management of market risk from foreign exchange fluctuations, changes in interest rates and bunker fuel prices.

(a) Foreign exchange risk management

As a result of net exposures denominated in currencies other than the US$, the company is exposed to changes in exchange rates. To manage this risk derivatives are used to cover certain forecast currency exposures.

During 2003, all forecasted Euro and Canadian $ exposure was hedged resulting in a gain of $21 million (2002: $18 million, and a loss in 2001: $4 million). At 31st December 2003, 50% of anticipated 2004 Canadian $ exposure was hedged using a combination of put and call options such that the net exposure is limited to between $1.30 and $1.39. During January 2004, forward contracts were concluded at a weighted average rate of $1.25 to hedge 50% of forecast net Euro exposure for the first half of 2004 and 25% for the second half.

During the year, two GBP denominated capital leases were entered into to finance the purchase of the Canmar Venture and Spirit (note 11). These lease obligations have been swapped for US$ to remove foreign currency exchange risk over the same term as the leases, and as a consequence the effective interest rate is 3-month US$ LIBOR+0.45%.

(b) Interest rate risk management

For most of 2003, the interest rate on the $200 million senior notes due 2012 was swapped from 10.375% fixed to an interest rate based on 3-month US$ LIBOR+5.77% giving rise to a reduction in interest expense of $6 million (2002: $1 million). This 10-year hedging instrument was closed out in December 2003 and replaced with a new 5 1/2-year $100 million fixed to floating interest rate swap at 6-month US$ LIBOR+6.12%. Subsequent to the year end, the remaining $100 million was swapped from fixed to floating rates for 4 1/2 years at 6-month US$ LIBOR+6.26%.

Other floating rate 3-month US$ LIBOR obligations of $190 million were swapped to 1.49% fixed to 30th June 2004 resulting in $nil impact in 2003.

(c) Bunker fuel price risk management

CP Ships purchases approximately 1.6 million tonnes of bunker fuel annually and is exposed to movements in bunker fuel prices. To manage this exposure, financial instruments including swaps and put and call options are used to hedge up to 50% of the forecast demand. As at 31st December 2003, there were outstanding bunker fuel swap contracts for 160,000 tonnes of fuel with a weighted average price of $137 per tonne, which expire between January 2004 and December 2004.

The company is exposed to credit loss in the event of non-performance by counterparties to financial instruments including the interest rate, foreign exchange and bunker hedge contracts. This risk is mitigated by contracting with counterparties of high credit quality and by using an appropriate number of counterparties, thereby reducing the risks that would result from concentration.

14. Shareholders' equity

(a) Plan of arrangement

Prior to 1st October 2001, CP Ships Holdings Inc ("CPSHI") was the wholly owned holding company of Canadian Pacific Limited's ("CPL") container shipping interests. On 1st October 2001, as part of a Plan of Arrangement, CPL distributed its interests in CPSHI to a newly created subsidiary company, CP Ships. CPL then distributed its investment in CP Ships to CPL's common shareholders on the basis of one new common share in CP Ships for four old CPL common shares. As both CPSHI and CP Ships were under the control of CPL at the time, the transactions were accounted for in a manner similar to a pooling-of-interests and the historical financial information of CPSHI became the historical financial information of the now publicly held CP Ships. On 1st January 2002, CPSHI amalgamated with CP Ships.

(b) Common shares

The authorized share capital of CP Ships is an unlimited number of common shares and an unlimited number of preference shares.

An analysis of common shares issued and outstanding is as follows:

                                                           Number         $ Millions
                                                           ------         ----------
Balance at 31st December 2001                          79,969,095                597
New issue                                               9,646,500                 88
Issued under stock-based compensation plans               121,326                  -
                                                  --------------------------------------
Balance at 31st December 2002                          89,736,921              $ 685
Issued under stock-based compensation plans               153,598                  1
                                                  --------------------------------------
Balance at 31st December 2003                          89,890,519              $ 686
                                                  --------------------------------------

On 3rd July 2002, the issue of 8.5 million new common shares at C$ 15.00 (US$ 9.93) for approximate net proceeds, after deduction of offering expenses, of $77 million was completed.

On 9th July 2002, the issue of a further 1.1 million new common shares at C$
15.00 (US$ 9.93) under an over-allotment option for additional net proceeds of approximately $11 million was completed.

Shareholder rights plan - On 30th July 2001, CP Ships adopted a Shareholder Rights Plan (the "Rights Plan") which became effective 1st October 2001. The Rights Plan is designed to provide CP Ships with sufficient time to explore and develop alternatives for maximizing shareholder value in the event of a takeover bid and to provide all shareholders with an equal opportunity to participate in the bid.

15. Stock plans

(a) Stock-based compensation

Under the Employee Stock Option Plan ("ESOP") and Directors Stock Option Plan ("DSOP") options may be granted with or without vesting criteria to employees and directors to purchase common shares at a price normally based on the market value of the shares on or immediately prior to the grant date. Each option may be exercised on a date or dates set by the Board of Directors and generally expires ten years after the grant date.

Restricted shares, direct awards of stock, may also be granted with or without vesting criteria and would normally vest on a specific date.

At 31st December 2003, 1,360,630 shares (2002: 3,763,573 shares, and 2001:
2,453,429) were available for the granting of future options and restricted shares under the stock option plans out of the 6,158,000 currently authorized.

The company has elected to not recognize stock option compensation as an expense but to disclose the effect based on fair value spread over the period to vesting. ESOP awards generally vest three years from grant. DSOP awards vest immediately upon grant.

The company has used the Black-Scholes option-pricing model to assess the fair value of the options granted to employees and directors in 2003 and 2002 with the following assumptions:

                                                     2003          2002
                                                     ----          ----

Dividend yield                                       1.4%          1.4%
Volatility                                          30.0%         30.0%
Risk-free interest rate                              4.5%          4.5%
Expected life (years)                                   5             5

Had compensation expense for awards under the plans been determined based on the fair value at the grant dates, the company's net income available to common shareholders and earnings per common share would have been as follows:


($ millions except per share amounts)                      2003           2002          2001
                                                           ----           ----          ----
Net income available to common shareholders
    As reported                                            $ 82           $ 52          $ 66
    Pro forma                                              $ 81           $ 52          $ 66

Earnings per common share basic
    As reported                                          $ 0.91         $ 0.61        $ 0.83
    Pro forma                                            $ 0.90         $ 0.61        $ 0.83

Earnings per common share diluted
    As reported                                          $ 0.89         $ 0.60        $ 0.83
    Pro forma                                            $ 0.87         $ 0.60        $ 0.83


Stock options granted prior to 1st January 2002 are excluded for the fair value assessment, as permitted under Canadian GAAP.

Transition of CPL option plan - On the effective date of the Plan of Arrangement described in note 14, outstanding options under the CPL Key Employee Stock Option Plan ("KESOP") were replaced pro-rata with new options under the new option plans of the five separately-listed companies, including CP Ships, which were created by the spin-off. Former CPL employees' options over CP Ships shares may be exercised after two years from the original grant date under KESOP in respect to one-half of the number of shares and after three years in respect to the balance and expire ten years after the original grant date.

For the 2003 stock compensation grants, vesting of all of the stock options and one-third of the restricted shares is contingent on the achievement by the company of certain financial performance.

Details of the stock options activity for 2003, 2002 and 2001 are as follows:


                                                                                            Weighted Average
                                                                            Number of         Exercise Price
                                                                              Options         ($ per share)
                                                                              -------         --------------
Balance as at 31st December 2000                                                     -                     -
Granted to former CPL employees under the Plan of Agreement                    548,983                  4.05
Granted under:
    ESOP                                                                     3,136,000                  7.84
    DSOP                                                                        48,000                  7.84
Exercised                                                                      (51,051)                 4.21
Forfeited                                                                       (8,412)                 4.14
                                                                    ------------------------------------------
Balance as at 31st December 2001 (489,520 exercisable)                       3,673,520                  7.33
                                                                    ------------------------------------------
Granted under:
    ESOP                                                                       155,500                  9.66
    DSOP                                                                        24,000                 10.39
Exercised                                                                     (107,733)                 3.90
Forfeited                                                                   (2,213,785)                 4.15
Expired                                                                            (25)                 3.90
                                                                    ------------------------------------------
Balance as at 31st December 2002 (413,989 exercisable)                       1,530,977                  7.11
                                                                    ------------------------------------------
Granted under:
    ESOP                                                                     1,589,333                 12.64
    DSOP                                                                        24,000                 13.76
Exercised                                                                     (127,790)                 6.17
Forfeited                                                                     (140,287)                 8.92
Expired                                                                         (1,204)                 4.63
                                                                    ------------------------------------------
Balance as at 31st December 2003 (303,707 exercisable)                       2,875,029                 10.36
                                                                    ------------------------------------------


Details of the stock options outstanding as at 31st December 2003 are as follows:


                                                Weighted
                                                 Average             Weighted                              Weighted
Range of Exercise                              Remaining              Average                               Average
Prices                        Options        Contractual       Exercise Price           Options      Exercise Price
($ per share)             Outstanding        Life (years)        ($ per share)      Exercisable        ($ per share)
-----------------------------------------------------------------------------------------------------------------------
3.44                          13,515                 0.5                3.44             13,515                3.44
3.89-3.92                     18,971                 1.5                3.89             18,971                3.89
4.92                          62,018                 5.1                4.92             62,018                4.92
5.11-6.63                    113,203                 4.8                5.54            113,203                5.54
7.84                       1,013,323                 7.8                7.84             48,000                7.84
9.66-10.39                    60,666                 8.5                9.95             24,000               10.39
12.57-17.58                1,593,333                 9.2               12.66             24,000               13.76
                      -------------------------------------------------------------------------------------------------
                           2,875,029                 8.3               10.36            303,707                6.61
                      -------------------------------------------------------------------------------------------------


Details of the restricted shares outstanding for 2003 and 2002 (nil outstanding in 2001) are as follows:

                                                        Number of
                                                Restricted Shares
                                                -----------------

Balance as at 31st December 2001                                -
Granted                                                   704,666
                                             ------------------------
Balance as at 31st December 2002                          704,666
Granted                                                 1,059,579
Forfeited                                                 (90,006)
                                             ------------------------
Balance as at 31st December 2003                        1,674,239
                                             ------------------------

During 2002, 2,114,012 stock options were replaced with 704,666 restricted shares.

Details of the restricted shares outstanding as at 31st December 2003 by year of vesting are as follows:

                                                        Number of
Year of Vesting                                 Restricted Shares
---------------                                 -----------------

2004                                                      637,994
2005                                                    1,036,245
                                             ------------------------
                                                        1,674,239
                                             ------------------------

Of the total restricted shares outstanding at 31st December 2003, it is estimated that 1,295,985 will be exercisable upon vesting based on their vesting criteria. The related compensation expense recognized in 2003 for granting these restricted shares was $6 million (2002: $1 million, and 2001:
$nil) and contributed surplus was increased accordingly.

In the event of a change in control of CP Ships, all outstanding options and unvested restricted shares under all plans become immediately exercisable.

(b) Employee share purchase plan

The employee share purchase plan permits full-time employees of the company and its subsidiaries to purchase common shares through payroll deductions. The company contributes approximately $1 for every $6 contributed by an employee. To 31st December 2003, a total of 25,808 (2002: 13,568) common shares have been issued from treasury under this plan. A further 460,624 common shares have been authorized and reserved for issuance under this plan.

16. Supplemental cash flow information

(a) Changes in non-cash working capital


                                                     2003          2002          2001
                                                     ----          ----          ----
Decrease/(increase) in current assets
Accounts receivable                                    57           (73)          (61)
Prepaid expenses                                        2            (8)           (6)
Inventory                                              (3)           (9)            2
                                               ---------------------------------------
                                                       56           (90)          (65)

(Decrease)/increase in current liabilities
Accounts payable and accrued liabilities             (124)           83            62

Increase in non-cash working capital from
    acquisition of businesses (note 6)                  -           (49)            -
Decrease in non-cash working capital
    transferred in from shipping-related
    affiliates prior to spin-off (note 14)              -             -             9
Other changes in non-cash working capital               2             -             1
                                               ---------------------------------------
                                                    $ (66)        $ (56)          $ 7
                                               ---------------------------------------

(b) Non-cash transactions excluded from the consolidated statements of cash flow

                                                     2003          2002          2001
                                                     ----          ----          ----
Capital lease obligations included in
    long-term debt                                    122            22            52

17. Earnings per share

Basic and diluted earnings per share have been calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if dilutive stock options and non-vested restricted shares were exercised using the treasury stock method. A reconciliation of the weighted average number of common shares used to calculate basic and diluted earnings per share is as follows:

(millions of shares)                                 2003          2002          2001
                                                     ----          ----          ----

Weighted average number of common                    89.8          84.8          79.3
    shares outstanding for basic earnings
    per share
Effect of dilutive securities
    - stock options                                   1.1           0.6           0.6
    - unvested restricted shares                      1.7           0.7           -
                                               ---------------------------------------
Weighted average number of common
    shares outstanding for diluted earnings
    per share                                        92.6          86.1          79.9
                                               ---------------------------------------


The basic and diluted earnings per share figures for 2001 have been determined as if the shares and options outstanding at the spin-off date (note 14) had been in place for all of 2001.

18. Related party transactions

Container shipping operations expense for the year ended 31st December 2001 includes $90 million in relation to services provided by parties who were related at the times of the transactions, mainly for inland transportation costs paid to Canadian Pacific Railway, which charges were established on normal commercial terms. There were dividends on preference shares paid to a former affiliated company amounting to $3 million in 2001.

19. Contingent liabilities

In 2003, CICA Accounting Guideline AcG-14, "Disclosure of Guarantees," was adopted. At 31st December 2003, there were bank and other guarantees, certain of which are collateralized by cash of $5 million, given in the normal course of business of $16 million. The guarantees include $3 million given by financial institutions on behalf of CP Ships to guarantee the payment by third parties for certain operational charges. As at 31st December 2003, there were no outstanding liabilities.

During the normal course of business activity, CP Ships and its subsidiaries are occasionally involved in litigation proceedings. The company is currently defending an action in Belgium that was initiated in 1999 totalling approximately Euro 89 million ($112 million) against it and certain of its subsidiaries relating to termination of contracts for stevedoring and related services. CP Ships intends to defend vigorously this action and does not believe any liability will be incurred and accordingly, no provision has been made in the financial statements with respect to this matter other than for legal costs.

20. Commitments

(a) Capital expenditures - Capital commitments at 31st December 2003 amounted to $2 million.

(b) Operating leases - CP Ships utilizes ships, containers and other equipment and occupies premises under non-cancellable operating leases.

Rent expense under operating leases:

                                                     2003          2002          2001
                                                     ----          ----          ----
Ships                                                 177           207           308
Containers                                            153           131           132
Other                                                  32            27            18
                                               ---------------------------------------
                                                    $ 362         $ 365         $ 458
                                               ---------------------------------------

There are commitments under operating leases, including obligations under time charters which include certain ship operating expenses, and under long-term bareboat charters. The commitments in each of the next five years and thereafter are:

                                                    Current       Future
                                                  Operating       Commit-
                                                     Leases       ments          Total
                                                  ----------      ------         -----

2004                                                  204             -           204
2005                                                  127             1           128
2006                                                  105            25           130
2007                                                   94            53           147
2008                                                   63            59           122
2009 and thereafter                                   137           454           591
                                               ---------------------------------------
Total payments                                      $ 730         $ 592       $ 1,322
                                               ---------------------------------------

Future commitments comprise operating leases and associated management services agreements with a term of up to 10 years for nine new 4250 teu ships which are expected to be delivered between late 2005 and early 2007. The lease terms allow for termination at CP Ships' option on an annual basis from the end of the third year of each lease by giving two years notice and paying a termination fee. The associated management services agreements would terminate at the same time. Under the early termination option, the minimum future lease commitments at 31st December 2003 would be $249 million.

21. Pensions

CP Ships operates a number of defined contribution and defined benefit pension plans throughout the world.

Defined benefit plans are based principally on years of service and compensation levels near retirement. Annual contributions to these plans, which are based on various actuarial cost methods, are made on the basis of not less than the minimum amounts required by national, federal or provincial pension supervisory authorities.

Net benefit plan (credit)/expense for each year for defined benefit plans includes the following components:

                                                        2003          2002          2001
                                                        ----          ----          ----
Service cost - benefits earned during the year             1             1             1
Interest cost on projected benefit obligation              2             2             4
Expected return on pension fund assets                    (2)           (2)           (4)
Recognized net actuarial loss                              1             -             4
Amount (released)/provided due to limitation              (4)            2            (3)
Curtailment gain                                           -            (2)            -
                                                  ---------------------------------------
Net benefit plan (credit)/expense                       $ (2)          $ 1           $ 2
                                                  ---------------------------------------


Information about changes in the defined benefit plans is as follows:

                                                        2003          2002
                                                        ----          ----
Change in benefit obligation
Benefit obligation at beginning of year                   35            32
Service cost                                               1             1
Interest cost                                              2             2
Actuarial loss                                             4             2
Curtailment gain                                          (2)            -
Benefits paid                                             (3)           (3)
Exchange rate fluctuation                                  5             1
                                                  --------------------------
Benefit obligation at end of year                       $ 42          $ 35
                                                  --------------------------

Change in plan assets
Fair value of assets at beginning of year                 23            25
Actual return on plan assets                               3            (2)
Employer contributions                                     2             2
Benefits paid                                             (3)           (3)
Exchange rate fluctuation                                  4             1
                                                  --------------------------
Fair value of plan assets at end of year                $ 29          $ 23
                                                  --------------------------

Included in the above accrued benefit obligation and fair value of plan assets are the following amounts in respect to plans that are not fully funded:

                                                        2003          2002
                                                        ----          ----

Funded status                                            (13)          (12)
Unrecognized net actuarial loss                           16            13
Amount not recognized due to limitation                    -            (4)
                                                  --------------------------
Accrued benefit asset/(liability)                        $ 3          $ (3)
                                                  --------------------------

Weighted-average assumptions as of 31st December:

                                                        2003          2002
                                                        ----          ----

Discount rate                                          6.0%          6.1%
Expected return on plan assets                         6.8%          7.0%
Rate of compensation increase                          4.4%          4.2%

There are also a number of defined contribution plans. The net expense in 2003 for such plans was $7 million (2002: $6 million, and 2001: $4 million).

22. Segment information

CP Ships provides regional containerized ocean and related inland transportation services across the world in various trade lanes.

It manages its business by aggregating container shipping services into the four major markets that it serves, namely TransAtlantic, Australasia, Latin America and Asia. Container shipping services in other regions and services ancillary to container shipping are separately aggregated. Accordingly, there are five reportable segments.

Revenue and operating expenses are either directly related to the activity in a segment or are centrally managed and, together with general and administrative costs, are allocated across the segments.

Assets are not managed or analyzed by segment and consequently no such segmented analysis is presented. It is impractical to obtain an analysis of revenue by customers' countries of domicile. CP Ships does not rely on any single major customer or group of major customers. No customer accounts for more than 10% of revenue.

                                                        2003          2002          2001
                                                        ----          ----          ----
Revenue
TransAtlantic                                          1,577         1,328         1,323
Australasia                                              516           531           549
Latin America                                            297           238           244
Asia                                                     636           508           435
Other                                                    110            82            95
                                                  ---------------------------------------
                                                     $ 3,136       $ 2,687       $ 2,646
                                                  ---------------------------------------

Expenses
TransAtlantic                                          1,495         1,268         1,244
Australasia                                              489           504           520
Latin America                                            282           217           216
Asia                                                     644           546           448
Other                                                     95            69            79
                                                  ---------------------------------------
                                                     $ 3,005       $ 2,604       $ 2,507
                                                  ---------------------------------------

Operating income before exceptional items
TransAtlantic                                             82            60            79
Australasia                                               27            27            29
Latin America                                             15            21            28
Asia                                                      (8)          (38)          (13)
Other                                                     15            13            16
                                                  ---------------------------------------
                                                       $ 131          $ 83         $ 139
                                                  ---------------------------------------

Depreciation and amortization included in expenses:

                                                        2003          2002          2001
                                                        ----          ----          ----

TransAtlantic                                             69            50            44
Australasia                                               16            10             6
Latin America                                             11             9             5
Asia                                                      17            18             8
Other                                                      6             6            11
                                                  ---------------------------------------
                                                       $ 119          $ 93          $ 74
                                                  ---------------------------------------


                                      92




Geographical analysis of property, plant and equipment and goodwill and other intangible assets:

                                                        2003          2002
                                                        ----          ----

Canada                                                    39            33
United States                                             92            88
Other countries                                           44            56
Ships (1)                                                987           868
Containers (1)                                            73            89
Goodwill and other intangible assets (1)                 607           608
                                                  --------------------------
                                                     $ 1,842       $ 1,742
                                                  --------------------------


(1) No ships, containers or goodwill and other intangible assets are located in a particular country.

23. Subsequent events

Subsequent to 31st December 2003, CP Ships completed the issue of 4% convertible senior subordinated notes due 2024 in an aggregate principal amount of $200 million. The notes are convertible into common shares under certain specified conditions at an initial conversion price of approximately US$ 25.22 per share. CP Ships may call the notes for cash at any time after 3rd July 2009. Holders of notes may put the notes to CP Ships in exchange for cash on 30th June 2009, 30th June 2014, and 30th June 2019. Proceeds of the offering have been used to reduce borrowings under the secured revolving credit facilities.

24. Differences between accounting principles generally accepted in Canada & in the United States

Summary of differences - The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). The material differences are described below along with their effect on the Consolidated Statements of Income, Retained Earnings, Consolidated Balance Sheets and Consolidated Statements of Cash Flow. Certain additional disclosures as required under US GAAP have not been provided as permitted by the Securities and Exchange Commission.

(a) Derivative financial instruments - FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS 137 and 138, is applied for the purpose of presenting US GAAP financial information.

The cumulative effect of the adoption of FAS 133 at 1st January 2001 was to reduce net income before taxes under US GAAP by approximately $4 million.

FAS 133 requires that all derivative instruments be recorded as assets or liabilities on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

Embedded derivatives Certain customers are offered the option to pay invoices in either US$ or the local currency of the customer using exchange rates fixed at the date of invoicing. These terms constitute an embedded derivative and for US GAAP are accounted for under FAS 133 which requires revaluing these derivatives to fair value and recording a liability with the offset to net income. There is no such requirement under Canadian GAAP.

Interest rate swaps Interest rate swap agreements are used to manage interest rate risk. These swaps are accounted for as hedges under Canadian GAAP. Under US GAAP, not all of the criteria for hedge accounting are met and therefore outstanding interest rate swap agreements have been marked-to-market through earnings.

Foreign currency contracts Derivatives, which are designated as cash flow hedges for Canadian GAAP, are used to hedge certain anticipated foreign currency expenditures.

Under Canadian GAAP, gains and losses on foreign exchange hedge contracts are recognized in income in the period that the hedged exposure is recognized in income, which is the same period in which the instrument is settled. Except for cross-currency swaps relating to the Canmar Venture and Spirit lease obligations (note 12), not all of the criteria for hedge accounting under US GAAP are met and therefore outstanding hedges have been marked-to-market through earnings.

Bunker fuel price contracts Bunker fuel price contracts are used to hedge fuel prices. Under Canadian GAAP, payments or receipts on bunker fuel price hedge contracts are recognized in the income statement concurrently with the hedged transaction and netted against the hedged item. Under US GAAP, not all of the criteria for hedge accounting are met and therefore outstanding contracts are marked-to-market through earnings.

(b) Acquisition-related costs - Prior to 1st January 2001, there were differences between Canadian and US GAAP as to the timing of the recognition of certain liabilities associated with acquisition-related integration and reorganization costs. Further, in the past under US GAAP certain of these costs were charged to the income statement rather than being allocated to the cost of the acquisition, with a consequent effect on the amount of goodwill and the subsequent annual amortization charge. Differences in the balance of goodwill will remain because from 1st January 2002 goodwill has not been amortized under either Canadian or US GAAP.

Prior to 2002, under Canadian GAAP, goodwill charges net of any tax effects were reported separately as a deduction from income after tax, whereas US GAAP required goodwill charges to be reported within operating expenses and consequently they were included in the determination of operating income. Amortization expense for the year ended 31st December 2001 was $14 million.

(c) Pension costs - The treatment of pension costs is similar under both Canadian and US GAAP with certain exceptions. The differences affecting CP Ships are the additional minimum liability required under US GAAP and the recoverable surplus limitation required under Canadian GAAP. These items account for the US GAAP reconciliation items.

(d) Stock-based compensation - Under Canadian GAAP, compensation expense is not recognized for stock options. Any consideration paid by employees on the exercise of stock options is credited to share capital. For US GAAP under APB 25, the difference between the market value at the date of grant and the grant price of the stock option or issuance of shares to employees would be recognized as compensation expense.

Under both Canadian and US GAAP the issuance of shares to employees is recognized as compensation expense based on market value at the date of grant. Prior to 1st January 2002, however, the issuance of shares to employees was not recognized as compensation expense under Canadian GAAP.

(e) Ships - During August 2002, four ships were purchased that were previously bareboat chartered. Under Canadian GAAP, these charters were accounted for as operating leases. However, the ships were owned by special purpose entities that were consolidated under US GAAP. Consequently, for US GAAP a loss on extinguishment of debt was recorded at purchase while this amount was capitalized as part of the cost of the ships for Canadian GAAP. At 31st December 2003, the difference in equity of $22 million represents the difference in capitalized ship costs between US and Canadian GAAP and will be reduced as the assets are depreciated.

The US GAAP information as at 31st December 2001 previously treated these charters as operating leases. However, the accounting was changed to reflect the consolidation of the special purpose entities. For the year ended 31st December 2001 there was no material impact on net income as the decrease in charter hire expense of $21 million was offset by an increase in interest of $13 million and depreciation of $8 million. The impact on US GAAP shareholders' equity was a $3 million reduction as at 31st December 2001 compared with shareholders' equity under Canadian GAAP. This comprised an increase in property, plant and equipment of $160 million, in long-term debt $165 million and in accrued interest of $2 million and a decrease in charter hire accruals of $4 million. For the year ended 31st December 2001, cash flows from operations would be increased by $8 million and outflows from financing activities would be increased by $8 million.

(f) Capitalized interest - Under Canadian GAAP, CP Ships does not capitalize interest on construction of assets. US GAAP requires interest incurred as part of the costs of constructing assets to be capitalized and amortized over their estimated useful lives.

(g) Restructuring costs - Prior to 31st March 2003, there were differences between Canadian GAAP and US GAAP as to the timing and recognition of certain liabilities associated with the accounting for costs associated with an exit activity. US GAAP requires that all costs associated with an exit activity should be recognized when liabilities are actually incurred, whereas under Canadian GAAP, certain costs could be recognized when it was decided to execute an exit plan resulting in the incurrence of costs that have no future economic benefit.

(h) Compensation expense & treasury stock - Rabbi Trust - The US employee deferred compensation plan assets held in a Rabbi Trust are not consolidated under Canadian GAAP. However, in accordance with US GAAP, assets held in a Rabbi Trust are included in the financial statements of the employer, with a corresponding amount recorded as a deferred compensation obligation. CP Ships stock held by the Rabbi Trust is classified as treasury stock and is excluded from the average number of common shares outstanding. The deferred compensation obligation is adjusted each period with a corresponding charge (or credit) to compensation expense to reflect the fair value of the amount owed to the employees.

(i) Other comprehensive income - US GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transactions and other events from non-owner sources. Canadian GAAP does not require similar disclosure.

Other comprehensive income under US GAAP in these financial statements arises from foreign currency translation adjustments and additional minimum pension liability.

(j) Recent US GAAP pronouncements - In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN 46 is effective for variable interest entities created or modified after 31st January 2003 and to any variable interest entities in which the company obtains an interest after that date. A FASB Staff Position issued in October 2003 deferred the effective date of FIN 46 to the first interim or annual period ending after 15th December 2003 for entities created before 1st February 2003 if certain criteria are met. The requirements of FIN 46 did not have a material impact on the results of operations or financial position of CP Ships in 2003.

In April 2003, the FASB issued Statement No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and requires that contracts with comparable characteristics be accounted for similarly. The provisions of SFAS 149 are effective for contracts entered into or modified after 30th June 2003 and for hedging relationships designated after 30th June 2003. The requirements of SFAS 149 did not have a material impact on the results of operations or financial position of CP Ships in 2003.

In May 2003, the FASB issued Statement No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for the classification and measurement of financial instruments with characteristics of both liabilities and equity. SFAS 150 was originally to be effective for all financial instruments entered into or modified after 31st May 2003 or otherwise at the beginning of the first interim period beginning after 15th June 2003 and was to be applied prospectively. However, on 29th October 2003, the FASB decided to defer the provisions of paragraphs 9 and 10 of SFAS 150 as they apply to manditorily redeemable non-controlling interests. These provisions require that mandatorily redeemable minority interests within the scope of SFAS 150 be classified as a liability on the parent company's financial statements in certain situations, including when a finite-life entity is consolidated. The deferral of those provisions is expected to remain in effect while these interests are addressed in either Phase II of the FASB's Liabilities and Equity Project or Phase II of the FASB's Business Combinations Project. The Board also decided to (i) preclude any "early" adoption of the provisions of paragraph 9 and 10 for these non-controlling interests during the deferral period, and (ii) require the restatement of any financial statements that have been issued where these provisions were applied to mandatorily redeemable noncontrolling interests. SFAS 150 is not expected to have any impact on CP Ships' financial position or results of operations.


(k) Statements of consolidated income & shareholders' equity

Reconciliation of net income under Canadian GAAP to net income under US GAAP:

(US$ millions except per share amounts)                                                         Year ended 31st December
                                                                                  2003             2002             2001
                                                                                  ----             ----             ----
Net income - Canadian GAAP                                                          82               52               69
US GAAP adjustments:
    Embedded derivatives                                                            (7)               -                2
    Interest rate swaps                                                             (1)               4                -
    Foreign currency contracts                                                       1                -                -
    Bunker fuel price contracts                                                      1                -                -
    Acquisition-related costs                                                        -               (3)              (3)
    Pension costs                                                                   (4)               2               (3)
    Stock-based compensation                                                        (3)               -               (8)
    Ships                                                                            1              (20)               -
    Capitalized interest                                                            (1)               5                -
    Restructuring costs                                                              3                -                -
    Compensation expense - Rabbi Trust                                              (1)               -                -
    Tax effect of US GAAP adjustments                                                -                -                -
                                                                         -------------------------------------------------
Income - US GAAP before cumulative effect of accounting change                      71               40               57
Cumulative effect of adoption of FAS 133                                             -                -               (4)
                                                                         -------------------------------------------------
Net income - US GAAP                                                                71               40               53
Other comprehensive income:
    Foreign currency translation adjustments                                        14                2               (2)
    Additional minimum pension liability                                            (7)              (6)               -
                                                                         -------------------------------------------------
Comprehensive income - US GAAP                                                    $ 78             $ 36             $ 51
                                                                         -------------------------------------------------

Earnings per common share basic ($ per share) (1)
Canadian GAAP                                                                   $ 0.91           $ 0.61           $ 0.83
US GAAP
    Income before cumulative effect of accounting change                        $ 0.79           $ 0.48           $ 0.68
    Cumulative effect of accounting change                                           -                -          $ (0.05)
                                                                         -------------------------------------------------
Basic earnings per common share after cumulative effect of accounting
  change                                                                        $ 0.79           $ 0.48           $ 0.63
                                                                         -------------------------------------------------

Earnings per common share diluted ($ per share) (1)
Canadian GAAP                                                                   $ 0.89           $ 0.60           $ 0.83
US GAAP
    Income before cumulative effect of accounting change                        $ 0.77           $ 0.46           $ 0.68
    Cumulative effect of accounting change                                           -                -          $ (0.05)
                                                                         -------------------------------------------------

Diluted  earnings per common share after cumulative effect of
accounting change                                                               $ 0.77           $ 0.46           $ 0.63
                                                                         -------------------------------------------------

Average number of common shares outstanding basic (millions)
    Canadian GAAP                                                                 89.8             84.8             79.3
    US GAAP                                                                       89.6             84.8             79.3
Average number of common shares outstanding diluted (millions)
    Canadian GAAP                                                                 92.6             86.1             79.9
    US GAAP                                                                       92.6             86.1             79.9

(1) 2001 earnings per share is calculated after deduction of preference share dividends


                                      96




Reconciliation of equity under Canadian GAAP to equity under US GAAP:

                                                                                                     As at 31st December
                                                                                  2003             2002             2001
                                                                                  ----             ----             ----

Equity - Canadian GAAP                                                           1,314            1,225            1,096
US GAAP adjustments:
    Embedded derivatives                                                            (9)              (2)              (2)
    Interest rate swaps                                                              3                4                -
    Foreign currency contracts                                                       1                -                -
    Bunker fuel price contracts                                                      1                -                -
    Acquisition-related costs                                                      (44)             (44)             (41)
    Pension costs                                                                  (12)              (1)               3
    Stock-based compensation                                                        (3)               -                -
    Ships                                                                          (22)             (23)              (3)
    Capitalized interest                                                             4                5                -
    Restructuring costs                                                              3                -                -
    Compensation expense - Rabbi Trust                                              (1)               -                -
    Treasury stock - Rabbi Trust                                                    (2)               -                -
    Tax effect of US GAAP adjustments                                                -                -                -
                                                                         -------------------------------------------------
Equity - US GAAP                                                               $ 1,233          $ 1,164            1,053
                                                                         -------------------------------------------------


25. Additional US GAAP disclosures

Additional US GAAP disclosures are set out below.

(a) Financial statement presentation

In accordance with FASB Statement 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", the loss of $25 million on extinguishment of debt was reclassified into net income as it is no longer eligible to be classified as extraordinary.

(b) Accounts receivable

                                                     As at 31st December

($ millions)                                            2003          2002
                                                        ----          ----

Trade receivables                                        341           375
Third-party agents                                        16            17
Other receivables                                        112           134
                                                  --------------------------
Total accounts receivable                              $ 469         $ 526
                                                  --------------------------

(c) Allowance for bad debts

The allowance for bad debts as at 31st December 2003 and 2002 was $25 million and $18 million, respectively.

(d) Trade and other payables

                                                     As at 31st December

($ millions)                                            2003          2002
                                                        ----          ----

Trade payables                                           104           132
Accrued operating expenses                               225           329
Third-party agents                                         -             6
Other payables and accrued liabilities                   205           191
                                                  --------------------------
Total accounts payable and accrued liabilities         $ 534         $ 658
                                                  --------------------------

(d) Restructuring

In 2001, a $19 million restructuring charge was recorded related to rationalizing organization and offices, mostly in North America and Europe to improve efficiency, reduce costs and strengthen competitive positioning. The charge is comprised of $10 million in employee related charges, and $9 million in office lease related charges and is shown as a separate operating expense line within the statements of income. The employee related charges represent severance and related benefits such as outplacement counseling, certain legal costs, vacation and medical coverage for terminated employees.

The restructuring plan identified a number of offices to be closed in various cities. The office lease related charges include the cost of leased office space that will no longer be occupied as well as costs required to terminate existing lease obligations.

The following table presents a roll forward of activity related to these restructuring charges.

($ millions)                                                  Employee        Office Lease
                                                              Related         Related
                                                               Charges           Charges             Total
                                                               -------           -------             -----
Balance at 31st December 2000                                          -               -                -
  Pre-tax charge                                                      10               9               19
  Payments                                                            (3)             (2)              (5)
                                                              ----------------------------------------------
Balance at 31st December 2001                                          7               7               14
  Pre-tax charge                                                       -               -                -
  Payments                                                            (4)             (5)              (9)
  Adjustment                                                          (2)              -               (2)
                                                              ----------------------------------------------
Balance at 31st December 2002                                          1               2                3
  Pre-tax charge                                                       -               -                -
  Payments                                                            (1)             (1)              (2)
                                                              ----------------------------------------------
Balance at 31st December 2003                                        $ -             $ 1              $ 1
                                                              ----------------------------------------------

The adjustment made to the restructuring provision in 2002 is further described in note 3.

In 2003, a restructuring charge was recorded (as described in note 3) and is shown as a separate operating expense line within the statements of income.
The following table presents a roll forward of the 2003 activity related to this restructuring charge:

($ millions)                                                  Employee        Office Lease
                                                              Related         Related
                                                               Charges           Charges             Total
                                                               -------           -------             -----

Balance at 31st December 2002                                          -               -                -
  Pre-tax charge                                                       3               2                5
  Payments                                                            (3)             (2)              (5)
                                                              ----------------------------------------------
Balance at 31st December 2003                                        $ -             $ -              $ -
                                                              ----------------------------------------------


(e) Stock-based compensation

Under the CP Ships Employee Stock Option Plan ("ESOP") and the Directors Stock Option Plan ("DSOP") options may be granted to key employees and directors to purchase CP Ships common shares at a price normally based on the market value of the shares on or immediately prior to the grant date. Each option may be exercised after three years and no later than ten years after the grant date.

CP Ships applies the intrinsic value method of accounting for its options granted to employees. If CP Ships had determined compensation cost based on the fair value at the grant date for employee share options in accordance with FASB Statement No. 123, "Accounting for Stock-Based Compensation", net income and net income per share would have changed to the pro forma amounts indicated below.


                                                                             Year ended 31st December

($ million except per share amounts)                                  2003          2002          2001
                                                                      ----          ----          ----
Net income - US GAAP, as reported                                     $ 71          $ 40          $ 53
Pro-forma net income - US GAAP                                        $ 75          $ 39          $ 53
Pro-forma earnings per share basic (1)                              $ 0.84        $ 0.46        $ 0.63
Pro-forma earnings per share diluted (1)                            $ 0.81        $ 0.45        $ 0.63
(1) 2001 earnings per share is calculated after deduction of preference share dividends

The weighted average number of shares in issue used in the above table is given in note 24(k).

The fair value of each grant is estimated on the date of the grant using the Black-Scholes option pricing method with the following weighted-average assumptions used for grants made during the years ended 31st December 2003, 2002 and 2001:

                                                                      2003          2002          2001
                                                                      ----          ----          ----

Dividend yield                                                        1.4%          1.4%          2.0%
Expected volatility                                                  30.0%         30.0%         30.0%
Risk-free interest rate                                               4.5%          4.5%          3.8%
Expected option term (years)                                             5             5             5

(f) Goodwill and other intangible assets

Amortization of goodwill ceased on 31st December 2001 on the implementation of SFAS 142. Goodwill is now carried at amortized cost. The impact on net income is as follows:

                                                                             Year ended 31st December

($ million except per share amounts)                                  2003          2002          2001
                                                                      ----          ----          ----

Net income - US GAAP                                                    71            40            53
Add back: goodwill amortization                                          -             -            14
                                                                ---------------------------------------
Adjusted net income - US GAAP                                         $ 71          $ 40          $ 67

Earnings per share basic, as reported (1)                           $ 0.79        $ 0.48        $ 0.63
Pro-forma earnings per share basic (1)                              $ 0.79        $ 0.48        $ 0.81
Earnings per share diluted, as reported (1)                         $ 0.77        $ 0.46        $ 0.63
Pro-forma earnings per share diluted (1)                            $ 0.77        $ 0.46        $ 0.80
(1) 2001 earnings per share is calculated after deduction of preference share dividends


Aggregate anticipated amortization expense for intangible assets over the next five years is as follows

($ millions)

2004                                          1
2005                                          1
2006                                          1
2007                                          1
2008                                          1
2009 and thereafter                           4
                                     ------------
Total                                       $ 9
                                     ------------

(g) Pensions

Information about CP Ships' defined benefit pension plans required in accordance with FASB Statement No. 132 "Employers' Disclosures about Pension and Other Post Retirement Benefits" is as follows:

($ millions)                                                          2003         2002
                                                                      ----         ----
Change in benefit obligation
Benefit obligation at beginning of year                                 35           32
Service cost                                                             1            1
Interest cost                                                            2            2
Plan participants' contributions                                         -            -
Actuarial (gain)/loss                                                    4            2
Acquisitions                                                             -            -
Amendment                                                                -            -
Disposals                                                                -            -
Settlements                                                             (2)           -
Benefits paid                                                           (3)          (3)
Exchange rate fluctuation                                                5            1
                                                                --------------------------
Benefit obligation at end of year                                       42           35
                                                                --------------------------

Change in plan assets
Fair value of plan assets at beginning of year                          23           25
Actual return on plan assets                                             3           (2)
Employer contributions                                                   2            2
Plan participants' contributions                                         -            -
Settlements                                                              -            -
Acquisitions                                                             -            -
Disposals                                                                -            -
Benefits paid                                                           (3)          (3)
Exchange rate fluctuations                                               4            1
                                                                --------------------------
Fair value of plan assets at end of period                            $ 29         $ 23
                                                                --------------------------

Funded status                                                          (13)         (12)
Unrecognized transition (asset)/obligation                               -            -
Unrecognized net actuarial (gain)/loss                                  16           13
Unrecognized prior service cost                                          -            -
                                                                --------------------------
(Accrued)/prepaid benefit cost                                         $ 3          $ 1
                                                                --------------------------

($ millions)                                                          2003         2002          2001
                                                                      ----         ----          ----
Components of net periodic benefit cost
Service cost                                                             1            1             1
Interest cost                                                            2            2             4
Expected return on assets                                               (2)          (2)           (4)
Recognized net actuarial loss                                            1            -             -
Curtailment gain                                                         -           (2)            -
Settlement cost on disposal                                              -            -             3
                                                                ---------------------------------------
Net periodic benefit cost                                              $ 2         $ (1)          $ 4
                                                                ---------------------------------------

                                                                      2003          2002
Weighted average assumptions used to determine benefit                ----          ----
obligations as of 31st December
Discount rate                                                         6.0%          6.1%
Rate of compensation increase                                         4.4%          4.2%

                                                                      2003          2002          2001
Weighted average assumptions used to determine net periodic           ----          ----          ----
benefit cost for years ended 31st December
Discount rate                                                         6.1%          6.5%          6.7%
Expected return on plan assets                                        7.0%          7.2%          6.9%
Rate of compensation increase                                         4.2%          4.9%          4.6%

Additional disclosures required in accordance with FASB Statement No. 132 regarding the Canadian pension arrangements are as follows:

The accumulated benefit obligation at 31st December 2003 is $12 million (2002:
$9 million).

The measurement date used is 31st December 2003.

Prior to 1st October 2001, CP Ships participated in the Canadian Pacific Express Transport Pension Plan ("CPET Plan"). The CPET Plan is a registered pension plan with defined benefit and defined contribution components. Assets are set aside to satisfy the pension obligations of the registered plan. Effective 1st October 2001, CP Ships is withdrawing from participation in the CPET Plan and establishing its own registered pension plan. At 31st December 2003, the basis upon which the transfer of assets to the new CP Ships plan will be determined had not been finalized nor had regulatory approval been provided.

(h) Software development costs

Software development costs are capitalized in accordance with SOP 98-1, "Accounting for the costs of computer software developed or obtained for internal use". At 31st December 2003 and 2002, the net book value of software development costs included within computer hardware and software was $72 million and $76 million, respectively. Amortization expense for the year ended 31st December 2003 was $16 million (2002: $9 million, and 2001: $1 million).

(i) Shareholders equity

The following table presents the activity for contributed surplus and accumulated other comprehensive income for 2003, 2002 and 2001:

($ millions)                                                                             Accumulated
                                                                                               Other
                                                                  Contributed          Comprehensive
                                                                      Surplus                 Income
                                                                      -------                 ------
Balance at 31st December 2000                                                  -                   (8)
  Translation adjustment                                                       -                   (2)
                                                                  -----------------------------------------------
Balance at 31st December 2001                                                  -                  (10)
  Translation adjustment                                                       -                    2
  Additional minimum pension liability                                         -                   (6)
  Stock-based compensation - restricted shares                                 1                    -
                                                                  -----------------------------------------------
Balance at 31st December 2002                                                  1                  (14)
  Translation adjustment                                                       -                   14
  Additional minimum pension liability                                         -                   (7)
  Stock-based compensation - restricted shares                                 6                     -
  Treasury stock - Rabbi Trust                                                (2)                    -
                                                                  -----------------------------------------------
Balance at 31st December 2003                                                $ 5                 $ (7)
                                                                  -----------------------------------------------

Treasury stock is carried at cost, and results from the consolidation of certain employee deferred compensation plans including Rabbi Trusts in accordance with FIN 46, "Variable Interest Entities". At 31st December 2003, there were 493,578 shares classified as treasury stock.

(j) Income tax expense

Sources of income/(loss) before income taxes are presented as follows:

                                                                                  Year ended 31st December
($ millions)                                                                  2003         2002          2001
------------                                                                  ----         ----          ----
Income/(loss) before income tax from continuing operations:
Canada                                                                          (1)         (10)            3
Foreign                                                                         86           72            93
                                                                        ---------------------------------------
Income before income tax                                                      $ 85         $ 62          $ 96
                                                                        ---------------------------------------

The income tax expense from continuing operations consisted of the following:

                                                                                  Year ended 31st December
($ millions)                                                                  2003         2002          2001
------------                                                                  ----         ----          ----
Current tax (benefit)/expense:
Canada                                                                          (1)           3             2
Foreign                                                                          8            8            10
                                                                        ---------------------------------------
Total current                                                                  $ 7         $ 11          $ 12

Future tax benefit
Canada                                                                          (2)          (1)            -
Foreign                                                                         (2)           -             -
                                                                        ---------------------------------------
Total future                                                                  $ (4)        $ (1)          $ -

                                                                        ---------------------------------------
Total tax expense                                                              $ 3         $ 10          $ 12
                                                                        ------------ ------------- ------------

The effect of temporary differences and carryforwards that give rise to future income tax assets and liabilities from continuing operations are as follows:

                                                                                          As at 31st December
($ millions)                                                                               2003          2002
                                                                                           ----          ----
Future income tax assets:
    Non-capital loss carryforwards                                                           26            20
                                                                                     --------------------------
Gross future income tax assets                                                               26            20
Valuation allowance                                                                         (22)          (20)
                                                                                     --------------------------
Net future income tax assets                                                                $ 4           $ -

Future income tax liabilities:
Capital assets carrying value in excess of tax basis                                         (7)           (6)
Other items                                                                                   -            (1)
                                                                                     --------------------------
Total future income tax liabilities                                                        $ (7)         $ (7)

                                                                                     --------------------------
Net future income tax liabilities                                                          $ (3)         $ (7)
                                                                                     --------------------------

The valuation allowance for future tax assets as at 31st December 2003, 2002 and 2001 was $22 million, $20 million, and $6 million, respectively. The net change in the valuation allowance for the year ended 31st December 2003 was an increase of $2 million. For the years ended 31st December 2002 and 2001, the net change in the valuation allowance was an increase of $14 million and an increase of $5 million, respectively.

26. Supplemental Information on the Subsidiary Guarantors

The obligations of CP Ships under the ten-year senior notes have been jointly and severally, fully and unconditionally guaranteed by wholly owned subsidiaries, CP Ships (UK) Limited ("CP Ships (UK)"), Lykes Lines Limited, LLC ("Lykes LLC"), and TMM Lines Limited, LLC ("TMM LLC") (the "Subsidiary Guarantors"). The following tables set out condensed consolidating balance sheets of CP Ships as at 31st December 2003 and 2002 and condensed consolidating statements of income and cash flow for the years ended 31st December 2003, 2002 and 2001which contain separate financial information relating to the Subsidiary Guarantors.

Supplementary consolidating statements of income - 2003

                                                          CP Ships    Subsidiary         Other                Consolidated
                                                           Limited    Guarantors  Subsidiaries  Eliminations        Totals
                                                           -------    ----------  ------------  ------------        ------
Canadian GAAP
Revenues
Container shipping operations                                   -         3,007           627          (498)        3,136
Expenses
Container shipping operations                                   -         2,435           350          (321)        2,464
General and administrative                                     20           417           164          (177)          424
Depreciation and amortization of intangible assets              -            38            81             -           119
Currency exchange (gain)/loss                                   -             4            (6)            -            (2)
Diminution in value of property, plant and
    equipment                                                   -             2             -             -             2
Gain on disposal of property, plant and equipment               -            (2)            -             -            (2)
                                                    -----------------------------------------------------------------------
                                                               20         2,894           589          (498)        3,005
Operating (loss)/income before
   exceptional items                                          (20)          113            38             -           131
Exceptional items                                               -            (7)           (3)            -           (10)
                                                    -----------------------------------------------------------------------
Operating (loss)/income                                       (20)          106            35             -           121
Interest expense, net                                          (1)            5           (40)            -           (36)
                                                    -----------------------------------------------------------------------
(Loss)/income before income tax                               (21)          111            (5)            -            85
Income tax expense                                              -            (4)            1             -            (3)
                                                    -----------------------------------------------------------------------
(Loss)/income before income from subsidiaries                 (21)          107            (4)            -            82
Income/(loss) from subsidiaries                               103            20           107          (230)            -
                                                    -----------------------------------------------------------------------
Net income available to common shareholders                  $ 82         $ 127         $ 103        $ (230)         $ 82
                                                    =======================================================================

Net income - Canadian GAAP                                     82           127           103          (230)           82
US GAAP adjustments(1)
   Embedded derivatives                                         -            (7)            -             -            (7)
   Interest rate swaps                                         (1)            -             -             -            (1)
   Foreign currency contracts                                   -             -             1             -             1
   Bunker fuel price contracts                                  -             -             1             -             1
   Pension costs                                                -             -            (4)            -            (4)
   Stock-based compensation                                    (3)            -             -             -            (3)
   Ships                                                        -             1             -             -             1
   Capitalized interest                                         -             -            (1)            -            (1)
   Restructuring costs                                          -             2             1             -             3
   Compensation expense - Rabbi Trust                           -            (1)            -             -            (1)
   Tax effect of US GAAP adjustments                            -             -             -             -             -
                                                    -----------------------------------------------------------------------
Net income - US GAAP                                           78           122           101          (230)           71
Foreign currency translation adjustments                        -             6             8             -            14
Additional minimum pension liability                            -            (7)            -             -            (7)
                                                    -----------------------------------------------------------------------
Comprehensive income - US GAAP                               $ 78         $ 121         $ 109        $ (230)         $ 78
                                                    =======================================================================
(1)The US GAAP differences as they apply to CP Ships are discussed in note 24.



Supplementary consolidating statements of income - 2002

                                                                                           YEAR ENDED 31ST DECEMBER 2002

                                                         CP Ships   Subsidiary         Other                Consolidated
                                                          Limited   Guarantors  Subsidiaries  Eliminations        Totals
                                                          -------   ----------  ------------  ------------        ------
Canadian GAAP
Revenues
Container shipping operations                                  -         2,609          460          (382)        2,687
Expenses
Container shipping operations                                  -         2,149          253          (254)        2,148
General and administrative                                     8           381          106          (128)          367
Depreciation and amortization of intangible assets             -            41           52             -            93
Currency exchange gain                                         -            (3)          (1)            -            (4)
                                                   ----------------------------------------------------------------------
                                                               8         2,568          410          (382)        2,604
Operating (loss)/income before
   exceptional items                                          (8)           41           50             -            83
Unusual items                                                  -             3           (1)            -             2
                                                   ----------------------------------------------------------------------
Operating (loss)/income                                       (8)           44           49             -            85
Interest expense, net                                         (8)            -          (15)            -           (23)
                                                   ----------------------------------------------------------------------
(Loss)/income before income tax                              (16)           44           34             -            62
Income tax expense                                             -            (2)          (8)            -           (10)
                                                   ----------------------------------------------------------------------
(Loss)/income before income from subsidiaries                (16)           42           26             -            52
Income/(loss) from subsidiaries                               68            (2)          42          (108)            -
                                                   ----------------------------------------------------------------------
Net income available to common shareholders                 $ 52          $ 40         $ 68        $ (108)         $ 52
                                                   ======================================================================

Net income - Canadian GAAP                                    52            40           68          (108)           52
US GAAP adjustments(1)
   Interest rate swaps                                         4             -            -             -             4
   Acquisition-related costs                                   -            (3)           -             -            (3)
   Pension costs                                               -             -            2             -             2
   Ships                                                       -           (20)           -             -           (20)
   Capitalized interest                                        -             -            5             -             5
   Tax effect of US GAAP adjustments                           -             -            -             -             -
                                                   ----------------------------------------------------------------------
Net income - US GAAP                                          56            17           75          (108)           40
Foreign currency translation adjustments                       -            (3)           5             -             2
Additional minimum pension liability                           -            (6)           -             -            (6)
                                                   ----------------------------------------------------------------------
Comprehensive income - US GAAP                              $ 56           $ 8         $ 80        $ (108)         $ 36
                                                   ======================================================================
(1)The US GAAP differences as they apply to CP Ships are discussed in note 24.

Supplemental consolidating statements of income - 2001

                                                                                           YEAR ENDED 31ST DECEMBER 2001

                                                         CP Ships   Subsidiary         Other                Consolidated
                                                          Limited   Guarantors  Subsidiaries  Eliminations        Totals
                                                          -------   ----------  ------------  ------------        ------
Canadian GAAP
Revenues
Container shipping operations                                  -         2,655         287           (296)         2,646
Expenses
Container shipping operations                                  -         2,165         199           (296)         2,068
General and administrative                                     -           324          35              4            363
Depreciation and amortization of intangible assets             -            44          37             (7)            74
Currency exchange loss                                         -             1           1              -              2
Gain on disposal of property, plant and equipment             (7)            -           -              7              -
                                                   ----------------------------------------------------------------------
                                                              (7)        2,534         272           (292)         2,507
Operating income before

   exceptional items                                           7           121          15             (4)           139
Unusual items                                                  -            (8)        (11)             -            (19)
Spin-off related items                                         -            (7)        (17)             -            (24)
                                                   ----------------------------------------------------------------------
Operating income/(loss)                                        7           106         (13)            (4)            96
Interest income/(expense), net                                 3             6          (9)             -              -
                                                   ----------------------------------------------------------------------
Income/(loss) before income tax                               10           112         (22)            (4)            96
Income tax expense                                             -            (6)         (6)             -            (12)
                                                   ----------------------------------------------------------------------
Income/(loss) before goodwill charges
   and minority interest                                      10           106         (28)            (4)            84
Minority interest                                              -             -           1              -              1
                                                   ----------------------------------------------------------------------
Income/(loss) before goodwill charges                         10           106         (27)            (4)            85
Goodwill charges, net of tax                                   -           (16)          -              -            (16)
                                                   ----------------------------------------------------------------------
Income/(loss) before income from subsidiaries                 10            90         (27)            (4)            69
Income/(loss) from subsidiaries                               60           (13)         90           (137)             -
                                                   ----------------------------------------------------------------------
Net income                                                    70            77          63           (141)            69
Dividends on preference shares                                (3)            -           -              -             (3)
                                                   ----------------------------------------------------------------------
Net income available to common shareholders                 $ 67          $ 77        $ 63         $ (141)          $ 66
                                                   ======================================================================

Net income - Canadian GAAP                                    70            77          63           (141)            69
US GAAP adjustments(1)
   Derivative financial instruments                            -             2           -              -              2
   Acquisition-related costs                                   -            (3)          -              -             (3)
   Pension costs                                               -             -          (3)             -             (3)
   Stock-based compensation                                    -            (7)         (1)             -             (8)
   Tax effect of US GAAP adjustments                           -             -           -              -              -
                                                   ----------------------------------------------------------------------
Income - US GAAP before
   cumulative effect of accounting changes                    70            69          59           (141)            57
Cumulative effect of adoption of FAS 133                       -            (4)          -              -             (4)
                                                   ----------------------------------------------------------------------
Net income - US GAAP                                          70            65          59           (141)            53
Foreign currency translation adjustments                       -             1          (3)             -             (2)
                                                   ----------------------------------------------------------------------
Comprehensive income - US GAAP                              $ 70          $ 66        $ 56         $ (141)          $ 51
                                                   ======================================================================
(1)The US GAAP differences as they apply to CP Ships are discussed in note 24.

Supplemental consolidating balance sheets and reconciliation of equity under Canadian GAAP to equity under US GAAP - 2003
                                                                                                 AS AT 31ST DECEMBER 2003

                                                          CP Ships    Subsidiary        Other                Consolidated
                                                           Limited    Guarantors Subsidiaries  Eliminations        Totals
                                                           -------    ---------- ------------  ------------        ------
Canadian GAAP
ASSETS
Current assets
Cash and cash equivalents                                       2          30            43            -             75
Accounts receivable

   Intercompany                                                 2       1,316         1,442       (2,760)             -
   Trade and other receivables                                  -         388           125            -            513
Loans to affiliated companies due within one year             338         237           305         (880)             -
Inventory                                                       -          21             3            -             24
                                                    ----------------------------------------------------------------------
                                                              342       1,992         1,918       (3,640)           612
                                                    ----------------------------------------------------------------------
Investments in subsidiaries                                 1,485          69         1,224       (2,778)             -
Property, plant and equipment                                   -         166         1,069            -          1,235
Deferred charges                                                7           7            18            -             32
Goodwill and other intangible assets                            -         489           118            -            607
Future income tax assets                                        -           -             4            -              4
Other assets                                                    -          15             1            -             16
                                                    ----------------------------------------------------------------------
                                                          $ 1,834     $ 2,738       $ 4,352     $ (6,418)       $ 2,506
                                                    ----------------------------------------------------------------------
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities
   Intercompany                                                29       1,413         1,318       (2,760)             -
   Accounts payable and accrued liabilities                    11         316           207            -            534
Loans from affiliated companies due within one year           290          15           575         (880)             -
Long-term debt due within one year                              -           2            17            -             19
                                                    ----------------------------------------------------------------------
                                                              330       1,746         2,117       (3,640)           553
Long-term liabilities
Long-term debt due after one year                             196         115           321            -            632
Future income tax liabilities                                   -           -             7            -              7
                                                    ----------------------------------------------------------------------
                                                              196         115           328            -            639
Shareholders' equity
Common share capital                                          686          20           848         (868)           686
Share premium                                                   -         297             -         (297)             -
Contributed surplus                                             7         444             -         (444)             7
Retained earnings                                             615         112         1,057       (1,169)           615
Cumulative foreign currency translation adjustments             -           4             2            -              6
                                                    ----------------------------------------------------------------------
                                                            1,308         877         1,907       (2,778)         1,314
                                                    ----------------------------------------------------------------------
                                                          $ 1,834     $ 2,738       $ 4,352     $ (6,418)       $ 2,506
                                                    ======================================================================

Equity - Canadian GAAP                                      1,308         877         1,907       (2,778)         1,314
US GAAP adjustments(1)
   Embedded derivatives                                         -          (9)            -            -             (9)
   Interest rate swaps                                          3           -             -            -              3
   Foreign currency contracts                                   -           -             1            -              1
   Bunker fuel price contracts                                  -           -             1            -              1
   Acquisition-related costs                                    -         (44)            -            -            (44)
   Pension costs                                                -         (13)            1            -            (12)
   Stock-based compensation                                    (3)          -             -            -             (3)
   Ships                                                        -         (22)            -            -            (22)
   Capitalized interest                                         -           -             4            -              4
   Restructuring costs                                          -           2             1            -              3
   Compensation expense - Rabbi Trust                           -          (1)            -            -             (1)
   Treasury stock - Rabbi Trust                                 -          (2)            -            -             (2)
   Tax effect of US GAAP adjustments                            -           -             -            -              -
                                                    ----------------------------------------------------------------------
Equity - US GAAP                                          $ 1,308       $ 788       $ 1,915     $ (2,778)       $ 1,233
                                                    ======================================================================
(1)The US GAAP differences as they apply to CP Ships are discussed in note 24.

Supplemental consolidating balance sheets and reconciliation of equity under Canadian GAAP to equity under US GAAP - 2002
                                                                                                 AS AT 31ST DECEMBER 2002

                                                          CP Ships    Subsidiary        Other                Consolidated
                                                           Limited    Guarantors Subsidiaries  Eliminations        Totals
                                                           -------    ---------- ------------  ------------        ------
Canadian GAAP
ASSETS
Current assets
Cash and cash equivalents                                       1          58            51            -            110
Accounts receivable
   Intercompany                                                 2       1,039           883       (1,924)             -
   Trade and other receivables                                  2         463           107            -            572
Loans to affiliated companies due within one year              66         134           177         (377)             -
Inventory                                                       -          18             3            -             21
                                                    ----------------------------------------------------------------------
                                                               71       1,712         1,221       (2,301)           703
                                                    ----------------------------------------------------------------------

Investments in subsidiaries                                 1,368          43         1,113       (2,524)             -
Property, plant and equipment                                   -         106         1,028            -          1,134
Deferred charges                                                8           7            23            -             38
Goodwill and other intangibles                                  -         484           124            -            608
Other assets                                                    -           4             -            -              4
                                                    ----------------------------------------------------------------------
                                                          $ 1,447     $ 2,356       $ 3,509     $ (4,825)       $ 2,487
                                                    ----------------------------------------------------------------------
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities
   Intercompany                                                 7         876         1,041       (1,924)             -
   Accounts payable and accrued liabilities                    11         557            90            -            658
Loans from affiliated companies due within one year             -         177           200         (377)             -
Long-term debt due within one year                              -           -            15            -             15
                                                    ----------------------------------------------------------------------
                                                               18       1,610         1,346       (2,301)           673
Long-term liabilities
Long-term debt due after one year                             196           1           385            -            582
Future income taxes                                             -           1             6            -              7
                                                    ----------------------------------------------------------------------
                                                              196           2           391            -            589
Shareholders' equity
Common share capital                                          685          20           824         (844)           685
Share premium                                                   -         297             -         (297)             -
Contributed surplus                                             1         444             -         (444)             1
Retained earnings                                             547         (15)          954         (939)           547
Cumulative foreign currency translation adjustments             -          (2)           (6)           -             (8)
                                                    ----------------------------------------------------------------------
                                                            1,233         744         1,772       (2,524)         1,225
                                                    ----------------------------------------------------------------------
                                                          $ 1,447     $ 2,356       $ 3,509     $ (4,825)       $ 2,487
                                                    ======================================================================

Equity - Canadian GAAP                                      1,233         744         1,772       (2,524)         1,225
US GAAP adjustments(1)
   Derivative financial instruments                             -          (2)            -            -             (2)
   Interest rate swaps                                          4           -             -            -              4
   Acquisition-related costs                                    -         (44)            -            -            (44)
   Pension costs                                                -          (6)            5            -             (1)
   Ship leases                                                  -         (23)            -            -            (23)
   Capitalized interest                                         -           -             5            -              5
   Tax effect of US GAAP adjustments                            -           -             -            -              -
                                                    ----------------------------------------------------------------------
Equity - US GAAP                                          $ 1,237       $ 669       $ 1,782     $ (2,524)       $ 1,164
                                                    ======================================================================
(1)The US GAAP differences as they apply to CP Ships are discussed in note 24.

Supplemental consolidating statements of cash flow - 2003
                                                                                            YEAR ENDED 31ST DECEMBER 2003

                                                          CP Ships    Subsidiary        Other                Consolidated
                                                           Limited    Guarantors Subsidiaries  Eliminations        Totals
                                                           -------    ---------- ------------  ------------        ------
Operating Activities
Net income                                                  82           127           103         (230)           82
Depreciation and amortization of intangible assets           -            38            81            -           119
Exceptional items                                            -             7             3            -            10
Income from subsidiaries                                  (103)          (20)         (107)         230             -
Future income tax benefit                                    -            (1)           (3)           -            (4)
Amortization of deferred charges                             1             3             9            -            13
Diminution in value of property, plant and
equipment                                                    -             2             -            -             2
Gain on disposal of property, plant and equipment            -            (2)            -            -            (2)
Restricted share awards                                      6             -             -            -             6
                                                    ----------------------------------------------------------------------
                                                           (14)          154            86            -           226

Decrease/(increase) in non-cash working capital             24          (102)           12            -           (66)
                                                    ----------------------------------------------------------------------

Cash from operations before exceptional item
   related payments                                         10            52            98            -           160
Exceptional item related payments                            -            (6)           (4)           -           (10)
                                                    ----------------------------------------------------------------------

Cash from operations                                        10            46            94            -           150

Financing activities
Increase in share capital                                    1             -            24          (24)            1
Increase in long-term debt                                   -             -           104            -           104
Repayment of long-term debt                                  -            (3)         (169)           -          (172)
Increase in deferred financing costs                         -             -            (1)           -            (1)
(Decrease)/increase in loans from
   affiliated companies                                     18           (72)           54            -             -
Common share dividends paid                                (14)            -             -            -           (14)
                                                    ----------------------------------------------------------------------

Cash inflow/(outflow) from financing activities              5           (75)           12          (24)          (82)

Investing activities
Additions to property, plant and equipment                   -            (5)         (153)           -          (158)
Increase in deferred dry-dock costs                          -            (1)           (3)           -            (4)
Reimbursement of ship stage payments                         -             -            43            -            43
Proceeds from disposal of property, plant and
   equipment                                                 -            18             -            -            18
Increase in investments in affiliated companies            (14)          (10)            -           24             -
Increase in other assets                                     -            (1)           (1)           -            (2)
                                                    ----------------------------------------------------------------------

Cash (outflow)/inflow from investing activities            (14)            1          (114)          24          (103)
                                                    ----------------------------------------------------------------------

Increase/(decrease) in cash and cash equivalents             1           (28)           (8)           -           (35)
Cash and cash equivalents at beginning of year               1            58            51            -           110
                                                    ----------------------------------------------------------------------
Cash and cash equivalents at end of year                   $ 2          $ 30          $ 43          $ -          $ 75
                                                    ======================================================================






Supplemental consolidating statements of cash flow - 2002

                                                                                         YEAR ENDED 31ST DECEMBER 2002

                                                          CP Ships   Subsidiary        Other              Consolidated
                                                           Limited   Guarantors Subsidiaries Eliminations       Totals
                                                           -------   ---------- ------------ ------------       ------
Operating Activities
Net income                                                  52            40           68         (108)          52
Depreciation and amortization of intangible assets           -            41           52            -           93
Exceptional items                                            -            (3)           1            -           (2)
Income from subsidiaries                                   (68)            2          (42)         108            -
Future income tax benefit                                    -            (1)           -            -           (1)
Amortization of deferred charges                             -             3            6            -            9
Other                                                        1            (3)           5           (2)           1
                                                    -------------------------------------------------------------------
                                                           (15)           79           90           (2)         152

Decrease/(increase) in non-cash working capital              9           (81)          14            2          (56)
                                                    -------------------------------------------------------------------

Cash from operations before exceptional item
   related payments                                         (6)           (2)         104            -           96
Exceptional item related payments                            -             -          (12)           -          (12)
                                                    -------------------------------------------------------------------

Cash from operations                                        (6)           (2)          92            -           84

Financing activities
Increase in share capital                                   88             -          229         (229)          88
Increase in long-term debt                                 196             -          361            -          557
Repayment of long-term debt                                  -             -         (212)           -         (212)
Repayment of Italia short-term debt                          -             -          (11)           -          (11)
Increase in deferred financing costs                        (8)            -           (3)           -          (11)
(Decrease)/increase in loans from
   affiliated companies                                    (55)           32           23            -            -
Common share dividends paid                                (14)            -            -            -          (14)
                                                    -------------------------------------------------------------------

Cash inflow/(outflow) from financing activities            207            32          387         (229)         397

Investing activities
Additions to property, plant and equipment                   -           (14)        (425)           -         (439)
Increase in deferred dry-dock costs                          -            (2)          (7)           -           (9)
Acquisition of businesses                                    -             -          (40)           -          (40)
Proceeds from disposal of property, plant and
   equipment                                                 -             3            2            -            5
Increase in investments in affiliated companies           (200)          (29)           -          229            -
Increase in other assets                                     -            (4)           -            -           (4)
                                                    -------------------------------------------------------------------

Cash (outflow)/inflow from investing activities           (200)          (46)        (470)         229         (487)
                                                    -------------------------------------------------------------------

Increase/(decrease) in cash and cash equivalents             1           (16)           9            -           (6)
Cash and cash equivalents at beginning of year               -            74           42            -          116
                                                    -------------------------------------------------------------------
Cash and cash equivalents at end of year                   $ 1          $ 58         $ 51          $ -        $ 110
                                                    ===================================================================

Supplemental consolidating statements of cash flow - 2001

                                                                                         YEAR ENDED 31ST DECEMBER 2001

                                                          CP Ships   Subsidiary        Other              Consolidated
                                                           Limited   Guarantors Subsidiaries Eliminations       Totals
                                                           -------   ---------- ------------ ------------       ------

Operating Activities
Net income                                                 70              77           63          (141)          69
Depreciation and amortization of intangible assets          -              60           37            (7)          90
Unusual and spin-off related items                          -              15           28             -           43
Income from subsidiaries                                  (60)             13          (90)          137            -
Gain on disposal of property, plant and equipment          (7)              -            -             7            -
Amortization of deferred charges                            -               2            3             -            5
Other                                                       -               -            3            (2)           1
                                                    -------------------------------------------------------------------
                                                            3             167           44            (6)         208

Decrease/(increase) in non-cash working capital            17             (70)          45            15            7
                                                    -------------------------------------------------------------------

Cash from operations before exceptional and
   spin-off related payments                               20              97           89             9          215
Exceptional and spin-off related payments                   -              (8)         (17)            -          (25)
                                                    -------------------------------------------------------------------

Cash from operations                                       20              89           72             9          190

Financing activities
Contributed surplus                                         2               -            -             -            2
Return of share capital                                   (14)              -            -             -          (14)
Redemption of preferred shares                           (116)              -            -             -         (116)
Increase in long-term debt                                  -               -          160             -          160
Repayment of long-term debt                                 -              (2)         (12)            -          (14)
Increase in deferred financing costs                        -               -           (7)            -           (7)
Repayment of loans from former affiliated
   companies                                               (5)             (8)         (37)            -          (50)
Preference dividends paid                                  (3)             (1)           -             1           (3)
                                                    -------------------------------------------------------------------

Cash (outflow)/inflow from financing activities          (136)            (11)         104             1          (42)

Investing activities
Additions to property, plant and equipment                  -             (82)        (196)          (10)        (288)
Increase in deferred dry-dock costs                         -              (6)          (3)            -           (9)
Proceeds from disposal of property, plant and
   equipment                                                -               3           12             -           15
Proceeds from disposal of investments                       -              (1)          13             -           12
Repayment of loans to former affiliated companies         116               -            -             -          116
                                                    -------------------------------------------------------------------

Cash inflow/(outflow) from investing activities            116            (86)        (174)          (10)        (154)
                                                    -------------------------------------------------------------------

(Decrease)/increase in cash and cash equivalents             -             (8)           2             -           (6)
Cash and cash equivalents at beginning of year               -             82           40             -          122
                                                    -------------------------------------------------------------------
Cash and cash equivalents at end of year                   $ -           $ 74         $ 42           $ -        $ 116
                                                    ===================================================================

                                                                 Exhibit 10.3



                                [CP SHIPS LOGO]

                               CP Ships Limited

                         NOTICE OF ANNUAL AND SPECIAL
                            MEETING OF SHAREHOLDERS
                         AND MANAGEMENT PROXY CIRCULAR

                               12(th) March 2004

Notice of Annual and Special Meeting of Shareholders

                      Date: Tuesday, 4(th) May 2004
                      Time: 10:00 a.m. (Eastern Standard Time)
                     Place: Le Royal Meridien King Edward
                                 Vanity Fair Ballroom
                                 37 King Street East
                                 Toronto, Ontario

Business of the meeting:

(1) Receipt of Consolidated Financial Statements for the year ended 31(st) December 2003 and Auditors' Report;

(2) Appointment of Auditors;

(3) By-Law Amendment;

(4) Election of Directors;

(5) Consideration of such other business as may properly come before the meeting.

By order of the Board of Directors

John K. Irving
Vice President General Counsel and Secretary
London, England
12(th) March 2004

Note:

Shareholders are entitled to vote at the meeting either in person or by proxy. Any registered shareholder wishing to vote by proxy is required to, (i) complete, date, sign and return the accompanying form of proxy in the envelope provided, or any other acceptable form of proxy, to CP Ships Limited's Transfer Agent, Computershare Trust Company of Canada, 9(th) Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, or (ii) submit a proxy by use of the telephone or use of the internet. Complete instructions on how to vote by telephone or over the internet are described in the accompanying Management Proxy Circular. To be effective, proxies to be used at the meeting must be received by the Transfer Agent not later than the close of business on the business day immediately preceding the day of the meeting, or any adjournment thereof. Non-registered shareholders should refer to page 3 of the accompanying Management Proxy Circular for information on how to vote their shares.

Management Proxy Circular

As of 12(th) March 2004, except as otherwise provided.

This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation by the management of CP Ships Limited ("CP Ships" or the "Corporation") of proxies for use at the Annual and Special Meeting of Shareholders of CP Ships (the "Meeting") to be held at the time and place and for the purpose set forth in the foregoing notice of meeting (the "Notice"), or any adjournment thereof.

          Contents
                       Page
          Section 1:      2
                             Voting Information
          Section 2:      4
                             Business of the Meeting
                          4 Receipt of Consolidated Financial Statements for the year ended 31(st) December 2003 and Auditors' Report
                          4  Appointment of Auditors
                          4  By-Law Amendment
                          4  Election of Directors
          Section 3:      7
                             Compensation and Other Information
                          7  Statement of Executive Compensation
                          7  Report on Executive Compensation
                         14  Corporate Governance
                         18  Additional Items


Note:

If you have any questions about the information contained in this Circular or require assistance in completing the proxy form, please call (toll-free in Canada and the US) Georgeson Shareholder Communications Canada, Inc. the Corporation's proxy solicitation agent, at 1-866-800-7688.

SECTION 1:  VOTING INFORMATION

Who is soliciting my proxy?

The management of the Corporation is soliciting your proxy for use at the Meeting.

What will I be voting on?

Shareholders will be voting on:

     o  Appointment of PricewaterhouseCoopers LLP as auditors

     o  By-Law Amendment

     o  Election of Directors

How will these matters be decided at the Meeting?

A majority of the votes cast, by proxy and in person, will constitute approval of matters at the Meeting.

How many votes do I have?

You will have one vote for each Common Share you held at the close of business on 19(th) March 2004, the record date for the Meeting.

To vote Common Shares you acquired after the record date, you must, not later than 10 days before the Meeting:

     o  request that your name be added to the voters' list; and

     o produce properly endorsed share certificates or otherwise establish that you own the Common Shares.

How many shares are entitled to vote?

On 12(th) March 2004, 89,908,354 Common Shares of the Corporation were outstanding. To the knowledge of the Directors and Officers, at that date, no person or company beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of the Common Shares of the Corporation.

How do I vote?

If you are eligible to vote and your Common Shares are registered in your name, you may vote your Common Shares in person at the Meeting, or by proxy, as outlined below.

If your Common Shares are held in the name of a nominee, please read the instructions below under the heading "How can a non-registered shareholder vote?" and "How can a non-registered shareholder vote in person at the Meeting?"

Voting by proxy

Whether or not you attend the Meeting, you may appoint someone else to vote for you as your proxyholder. You may use the enclosed form of proxy, or any other acceptable form of proxy, to appoint your proxyholder. The persons named in the enclosed form of proxy are Officers of the Corporation. However, you may choose another person to act on your behalf at the Meeting. The person of your choice need not be a shareholder. You may do so by inserting that person's name in the blank space provided on the enclosed form of proxy or by completing another acceptable form of proxy.

How will my proxy be voted?

On your proxy you may indicate how you wish your proxyholder to vote your Common Shares. Common Shares represented by properly executed proxies in favour of the Corporation's Officers, named on the enclosed form of proxy, will be voted or withheld from voting on any ballot that may be called for and, where you have specified a choice with respect to any matter to be acted upon, your Common Shares will be voted in accordance with the choice you have made.

If you have not specified a choice, your Common Shares will be voted FOR the appointment of PricewaterhouseCoopers LLP as auditors, FOR the By-Law amendment and FOR the election of the proposed nominees as Directors.

Proxy voting options

Registered shareholders may wish to vote by proxy whether or not they are able to attend the meeting in person. Registered shareholders must, (i) complete, date, sign and return by mail the accompanying form of proxy in the envelope enclosed, or any other acceptable form of proxy, to the Corporation's Transfer Agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, or (ii) rather than returning the proxy by mail, elect to submit a form of proxy by use of the telephone or the internet. Those registered holders of Common Shares electing to vote by telephone require a touch-tone telephone to transmit their voting preferences. Registered holders of Common Shares electing to vote via telephone or the internet must follow the instructions included in the form of proxy received by the Corporation's Transfer Agent not later than the close of business on the business day immediately preceding the day of the meeting, or any adjournment thereof. Non-registered shareholders (e.g. those whose Common Shares are held in "nominee" name, usually banks, trust companies, securities brokers or other financial institutions) will be provided with voting instructions by the nominee. Please see further instructions under the heading "How can a non- registered shareholder vote?"

What if there are amendments or if other matters are brought before the Meeting?

The enclosed form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice.

As of the time of printing of this Circular, management is not aware of any other matter to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their judgement, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You may revoke your proxy at any time before it is acted upon. You may do this by stating clearly, in writing, that you wish to revoke your proxy and by delivering this signed written statement to the Corporation's Secretary at CP Ships Limited, 62-65 Trafalgar Square, London WC2N 5DY, United Kingdom, not later than the close of business on the last business day before the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting on the day of the meeting, or any adjournment thereof. You may also revoke your proxy by delivering to the Corporation's Transfer Agent a properly executed proxy of later date or by submitting, at a later date, a form of proxy by use of the telephone or of the internet in the manner described under the heading "Proxy voting options", or in any other manner permitted by law.

Who counts the votes?

Proxies will be counted and tabulated by the Corporation's Transfer Agent.

Is my vote confidential?

The Corporation's Transfer Agent maintains the confidentiality of individual shareholder votes. However, proxies will be submitted to management where they contain comments clearly intended for management, in the event of a proxy contest or to meet legal requirements.

How are proxies solicited?

The solicitation of proxies will be primarily by mail. However, certain employees of the Corporation may also solicit proxies by telephone or in person, and the firm of Georgeson Shareholder Communications Canada has been engaged to solicit proxies from shareholders by mail, by telephone or in person in Canada and the United States at an approximate cost of C$31,250, plus out-of-pocket expenses. The cost of solicitation will be borne by the Corporation.

How can a non-registered shareholder vote?

If your Common Shares are not registered in your own name, they will be held in the name of a "nominee", usually a bank, trust company, securities broker or other financial institution. Your nominee must seek your instructions as to how to vote your Common Shares.

Therefore, unless you have previously informed your nominee that you do not wish to receive material relating to shareholders' meetings, you will have received this Circular in a mailing from your nominee, together with a form of proxy or voting instruction form. It is important that non-registered shareholders adhere to the voting instructions provided to them. If you are a non-registered shareholder who has voted by proxy and you wish to change your voting instructions, contact your nominee to discuss whether this is possible and what procedure to follow.

How can a non-registered shareholder vote in person at the Meeting?

Since the Corporation's Transfer Agent does not have a record of the names of the Corporation's non-registered shareholders, it will have no knowledge of your entitlement to vote, unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the Meeting, please insert your own name in the space provided on the form of proxy or voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. Adhere to the signing and return instructions provided by your nominee. It is not necessary to otherwise complete the form as you will be voting at the Meeting.

SECTION 2:  BUSINESS OF THE MEETING

(1) RECEIPT OF CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31(st) DECEMBER 2003 AND AUDITORS' REPORT

The Consolidated Financial Statements of CP Ships for the year ended 31(st) December 2003 and the Auditors' Report thereon will be submitted to shareholders at the Meeting.

(2) APPOINTMENT OF AUDITORS

There will be submitted to the Meeting a resolution appointing
PricewaterhouseCoopers LLP as auditors of CP Ships for a term expiring at the close of the 2005 Annual Meeting of Shareholders. To be effective, the resolution must be approved by a majority of the votes cast by the shareholders voting in respect of the resolution. Representatives of PricewaterhouseCoopers LLP will be present at the Meeting and will have an opportunity to make a statement if they wish and to respond to appropriate questions. PricewaterhouseCoopers LLP has acted as the auditors of the Corporation and its predecessors for more than five years. In 2003 PricewaterhouseCoopers LLP received audit and related services fees of US$2,722,429 and US$2,183,953 for non-audit services provided to the Corporation and its direct and indirect subsidiaries.

(3) BY-LAW AMENDMENT TO ALLOW THE BOARD TO EXTEND THE RETIREMENT AGE OF
DIRECTORS

By resolution approved on 5(th) February 2004, the Board of Directors authorized and approved an amendment to the Amended and Restated By-Law No. 1 of the Corporation (the "By-Law Amendment"), the particulars of which are set out in Appendix A1 to this Circular. The purpose of the By-Law Amendment is to allow the Board of Directors, when they deem it necessary in the best interest of the Corporation, to waive, in respect of any particular person or persons nominated for election as Director, the disqualification criteria that would otherwise arise as a result of such person or persons attaining the age of 70 years. Any such waiver would be valid for one year at which point the Board would reconsider any renewal in light of the particular circumstances. The Board believes that the By-Law Amendment is necessary to allow Directors who have reached age 70 to remain eligible if the Board decides that their continued contribution as Directors would be a substantial benefit to the Board and to the Corporation. For example, this year, a waiver is necessary in light of the Corporation's announced succession plan. Two of the nominees for election as Directors who have been Directors since 2001 when the Corporation became a public company, Lord Weir and John McNeil, have reached age 70. If re-elected, Mr. Miles will become Chairman and Lord Weir will become lead independent director while Mr. McNeil, a financial expert under Canadian and US corporate governance rules, will continue as Chairman of the Audit Committee. Their disqualification would deprive the Board of Directors of two highly competent members who have been important in the Corporation's success.

The By-Law Amendment became effective upon being approved by the Board of Directors, however, under the Business Corporation Act (New Brunswick) the Board is required to submit the By-Law Amendment to the shareholders at the Meeting, at which time the shareholders may confirm, reject or amend the By-Law Amendment. The shareholders will be asked at the Meeting to consider and, if deemed advisable, to approve, by a simple majority of votes cast at the Meeting, an ordinary resolution (the "By-Law Resolution") confirming the By-Law Amendment. The form of the By-Law Resolution is set out in Appendix A2 to this Circular.

The Board of Directors has determined that the By-Law Amendment is in the best interests of the shareholders and therefore recommends that the shareholders vote to approve the By-Law Resolution. The By-Law Resolution requires the approval of a simple majority of the votes cast at the Meeting in order to be adopted, failing which the By-Law Amendment shall cease to be effective.

UNLESS OTHERWISE SPECIFIED IN THE ENCLOSED FORM OF PROXY THAT THE SHARES REPRESENTED BY THE PROXY SHALL BE VOTED AGAINST THE BY-LAW RESOLUTION, IT IS THE INTENTION OF THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY TO VOTE FOR THE APPROVAL OF THE BY-LAW RESOLUTION.

(4) ELECTION OF DIRECTORS

The persons nominated below are, in the opinion of the Board, well qualified to serve as Directors. Each of the nominees has established his eligibility and indicated his willingness to serve as a Director if elected.

On 12(th) March 2004, in accordance with the Corporation's By-Laws, the Board of Directors passed a resolution to set the number of Directors at nine, provided the proposed By-Law Amendment is approved by the shareholders at the Meeting, and at seven in the event the By-Law Amendment is not approved by a majority of the votes cast at the Meeting. If the By-Law Amendment is not approved by the shareholders at the Meeting, Lord Weir and John McNeil will not stand for election and the number of Directors to be elected will be seven.

If, for any reason prior to the Meeting, it is determined that any of the nominees for election will be unable to serve as a Director, the persons designated in the printed portion of the accompanying form of proxy intend to vote for such other properly qualified nominee as they, in their discretion, shall determine.

The nominees for election as Directors are currently Directors of the Corporation and have been since 1(st) October 2001.

Three Officers of CP Ships, Messrs. Miles, Halliwell and Webber, are members of the Board and none are members of the Audit, Corporate Governance or Compensation Committees which are each composed of non-executive Directors. The Board does not have an executive committee.

Under cumulative voting, applicable to the Corporation as provided in the Business Corporations Act (New Brunswick), each holder of Common Shares entitled to vote for the election of Directors may cast a number of votes equal to the number of votes attached to the Common Shares held by that shareholder multiplied by the number of Directors to be elected (up to nine), and the shareholder may cast all votes in favour of one candidate or distribute them among the candidates in any manner.

Where a shareholder has voted for more than one candidate without specifying the distribution of votes among candidates, the shareholder will be deemed to have divided the votes equally among the candidates for whom the shareholder voted.

On any ballot that may be called for the election of Directors, the persons named in the enclosed form of proxy intend to cast the votes to which the Common Shares represented by such proxy are entitled equally among all the proposed nominees whose names are set forth under "Nominees for Election as Directors" below, except those, if any, excluded by the shareholder in the proxy, or unless the shareholder who has given the proxy has directed that the Common Shares be withheld from voting in the election of Directors. If a shareholder desires to distribute votes otherwise than equally among the nominees for whom the shareholder has directed persons in the enclosed form of proxy to vote, the shareholder must do so personally at the Meeting or by another acceptable form of proxy.

Management intends to request the shareholders to pass a resolution permitting all the nominees whose names are set forth in the table under "Nominees for Election of Directors" below to be elected by a single resolution. In such event, the persons named in the enclosed form of proxy intend to rely on the discretionary authority granted to vote for such a resolution.

Information regarding each person nominated for election as a Director at the Meeting, including his present principal occupation or employment; his principal occupation or employment within at least the last five years; all major positions and offices held in the Corporation; and the number of Common Shares of CP Ships that he has advised CP Ships are beneficially owned, directly or indirectly, or over which control or direction is exercised by him as of 29(th) February 2004, is set out below.

NOMINEES FOR ELECTION AS DIRECTORS

Viscount Weir, Scotland, UK. Viscount Weir is Chairman of the Corporation and has been since October 2001. If elected, he will step down as Chairman and be appointed Lead Director after the meeting. Viscount Weir was also Chairman of Balfour Beatty, one of the UK's largest construction companies until May 2003. He was Chairman of the Weir Group, a UK-based mechanical engineering group, from 1983 to 1999. He is also a Director of St James's Place Capital and Canadian Pacific Railway. Formerly, he was a Director of the Bank of England, British Steel and Canadian Pacific Limited. He is Chairman of the Compensation Committee and a member of the Audit and Corporate Governance Committees.

Shareholding: 3,895 Common Shares

John Bowmer, U.S.A. John Bowmer is Chairman of Adecco of Switzerland, the world's largest international staffing and recruitment company where he was Chief Executive Officer from 1996 to 2002 and Chief Executive Officer of its predecessor, Adia, since 1993. He has served in a variety of executive positions in the UK, Asia, Australia and the US since he joined Adia in 1987. He is a member of the Audit, Corporate Governance and Compensation Committees.

Shareholding: 6,503 Common Shares

Robert Clanin, U.S.A. Robert Clanin is Chairman of Overseas Partners a Bermuda reinsurance company, a Director of Caraustar Industries which produces recycled packaging, of John H Harland a financial services company and of Serologicals a global provider of biological products. He was Chief Financial Officer of United Parcel Service, the US-based international parcel delivery and logistics company, from 1994 to 2001, having joined the company in 1971. He oversaw what was at the time the largest ever initial public offering of stock in the US. He is a member of the Audit, Corporate Governance and Compensation Committees.

Shareholding: 6,486 Common Shares

Peter Dey, Canada. Peter Dey was Chairman of Morgan Stanley Canada from 1998 until 2001 and President from 1994. From 1985 to 1994 he was a partner in the Canadian law firm Osler, Hoskin & Harcourt which he first joined in 1969 and to which he returned as a partner in 2001. He was Chairman of the Ontario Securities Commission from 1983 to 1985 and was responsible for the Dey Report on corporate governance in Canada. He is a director of Stelco, Camco, Workbrain Corporation and Atlas Cold Storage Income Trust. He is Chairman of the Corporate Governance Committee and a member of the Audit and Compensation Committees.

Shareholding: 8,735 Common Shares

Frank Halliwell, U.S.A. After the Meeting Frank Halliwell will be appointed Chief Executive Officer of CP Ships. He has served as Chief Operating Officer of the Corporation since 2001, having been Executive Vice President since 1995. He has filled a number of senior roles in the CP Ships group since joining Canada Maritime as Commercial Director in 1991. He entered the container shipping industry in 1971.

Shareholding: 201,790 Common Shares of which 131,778 are Restricted Shares 41,778 of which vest on 18(th) October 2004 and 41,778 vest on 1(st) December 2005, and 48,222 subject to Company performance criteria also vest on 1(st) December 2005, all under compensation plans.

John McNeil, Canada. John McNeil was Chairman and Chief Executive Officer of Sun Life Assurance Company of Canada from 1988 to 1998 and Chairman until retirement in 1999, having originally joined the company in 1956. He is a Director of Sun Life Financial. He serves as Chairman of Fairmont Hotels and Resorts, having been Director of its former parent Canadian Pacific Limited from 1992 to 2001. He is also a Director of Shell Canada and DWL (USA). He is Chairman of the Audit Committee and a member of the Compensation and Corporate Governance Committees.

Shareholding: 23,735 Common Shares

Ray Miles, UK. Ray Miles joined CP Ships in 1988 as Chief Executive Officer. He will be replaced as CEO by Frank Halliwell after the Meeting. If elected, he will become Chairman of the Corporation after the Meeting. He has worked in the shipping industry since 1972. He is a non-executive Director of Provident Financial and West of England P&I Club, Chairman of Box Club the container shipping industry's CEO forum, Chairman of World Shipping Council, the industry's US representative organization and a trustee of the National Maritime Museums at both Greenwich, London and Falmouth, Cornwall.

Shareholding: 276,116 Common Shares of which 184,445 are Restricted Shares 73,778 which vest on 18(th) October 2004 and 73,778 vest on 1(st) December 2005, and 36,889 subject to Company performance criteria also vest on 1(st) December 2005, all under compensation plans.

As a consequence of Mr. Miles' role as Chairman after the Meeting (subject to his election as a Director), the Board intends to approve changes to his Restricted Share and Stock Option holdings so that, as long as he is Chairman, he will retain a minimum of 100,000 Common Shares.

Nigel Rich, UK. Nigel Rich is Chairman of Exel, the global logistics business. He is also Chairman of the Hamptons Group, a real estate services company, and a Director of Pacific Assets Trust. He spent 20 years with the Jardine Matheson group in Asia and was its Chief Executive from 1989 to 1994. He is a member of the Audit, Compensation and Corporate Governance Committees.

Shareholding: 3,387 Common Shares

Ian Webber, UK. Ian Webber, a Chartered Accountant, was appointed Chief Financial Officer in 1996 after 17 years with PricewaterhouseCoopers LLP, the last five as an audit partner.

Shareholding: 135,318 Common Shares of which 103,556 are Restricted Shares 33,556 of which vest on 18(th) October 2004 and 33,556 vest on 1(st) December 2005, and 36,444 subject to Company performance criteria also vest on 1(st) December 2005, all under compensation plans.

SECTION 3:  COMPENSATION AND OTHER INFORMATION

STATEMENT OF EXECUTIVE COMPENSATION

The Compensation Committee

The Compensation Committee of the Board of Directors (the "Committee"), which comprises all the non-executive Directors of CP Ships, is responsible for recommending to the Board the compensation to be paid to the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer (the "Executive Directors"). The Committee reviews their compensation based on the attainment of objectives set by the Board that are consistent with the Corporation's strategic goals. The Board reviews the recommendations of the Committee and has final approval on compensation matters including major policy changes to overall compensation strategy.

The Executive Directors determine the compensation of the other executive Officers, consistent with policies approved by the Board.

REPORT ON EXECUTIVE COMPENSATION

The Corporation's executive compensation program is designed to relate pay to performance and to be competitive with leading transportation companies having similarly significant international operations. The program facilitates the retention and attraction of key executive Officers, critical for current and long-term success.

The evaluation of each executive Officer and his position and remuneration is determined in line with remuneration policies of CP Ships, based on relative assessment and periodic advice from independent compensation consultants. For the Executive Directors, the market assessment has been based upon advice taken by the Committee from international compensation consultants and is based on data for transportation companies of a similar revenue size with significant international content.

Compensation for executive Officers, including Executive Directors, consists of a base salary, an annual bonus, long-term share-based incentives and other benefits such as pension and Corporation-provided automobile. Increasing emphasis is placed on the variable component of the compensation program as the level of responsibility of the individual position increases, thereby linking the compensation of executive Officers more closely to the performance of CP Ships and hence the interests of all shareholders.

Base Salary

The base salaries of the executive Officers are normally reviewed annually and adjusted, as needed, based on individual performance, responsibility and market conditions, to ensure they reflect the contribution of each executive Officer. In establishing base salaries, a benchmark of average base salaries paid to the most equivalent senior executive Officers of a comparator group is used.

However, the Compensation Committee agreed not to adjust executive Officer salaries for 2004, to contain costs.

Annual Bonus

The Corporation's Short-Term Incentive Plan ("STIP") provides an opportunity for executive Officers and all other employees to earn an annual cash payment based on the achievement of financial targets with respect to Corporate performance, normally operating income, approved by the Committee at the beginning of the year, and on personal achievement of agreed objectives.

Awards in 2003 were expressed as a percentage of base salary, depending on grade. For executive Officers, potential awards were between 22% and 40% of base salary when target financial and individual performance criteria were met. For other employees, the range was between 7.5% and 17%. Generally, if less than 66% of the financial target was achieved, no award was earned. A pro-rated amount was awarded if performance exceeded the threshold established by the Committee, up to a maximum of twice the target bonus percentage if 134% or more of the financial target was achieved.

The target awards as a percentage of annual base salary for the Chief Executive Officer and the five most highly compensated executive Officers (the "Named Executive Officers") in 2003 were as follows:

Mr. Miles -- 40%
Mr. Halliwell -- 30%
Mr. Webber -- 30%
Mr. Burrows -- 22%
Mr. LaCasse -- 22%
Mr. Gonzalez -- 22%

Bonus awards for 2003 were paid at 130% of the target level for all employees.

Long-Term Incentives

1. Shareholder Value Bonus ("SVB")

Messrs. Miles, Halliwell and Webber received in 2001 bonus awards agreed by Canadian Pacific Limited ("CPL"), as a result of the Corporation's successful completion of the CPL de-merger transaction in October 2001 (the "Arrangement"). All three elected to receive the SVB in the form of Common Shares, and the Corporation awarded additional matching Common Shares of equal value. As with the Common Shares described under Long-Term Incentive Plan following, these Common Shares were lodged in trust on behalf of the Executive Directors and were allocated to them, in accordance with the rules of the relevant plan, on 31(st) December 2002.

2. Long-Term Incentive Plan

Senior managers, including the Named Executive Officers, have participated in cash-based long-term incentive plans for a number of years, designed to motivate them to take action that would improve the total return to shareholders over the long term.

Prior to the Arrangement, the three-year Long-Term Incentive Plan in effect which began on 1(st) January 2000 ("2000-2002 LTIP"), provided for payment of cash bonuses shortly after 31(st) December 2002 based on the amount by which three-year average return on capital employed exceeded a threshold of 14%.

Following the Arrangement, the 2000-2002 LTIP was terminated. Cash awards were calculated pro rata on the forecast average return on capital employed for 2000 and 2001. In order to encourage participants to receive their award in Common Shares and thus to further align interests with the wider shareholder group, in 2001 the Corporation offered to match any investment of the award in Common Shares with an equal number of Common Shares, all to be lodged in trust, with entitlement to vest on 31(st) December 2002.

Prior to vesting, all participants, including the Named Executive Officers, voluntarily deferred vesting of a proportion of their Restricted Shares until 1(st) December 2003, which in total represented about 1% of the total Common Shares outstanding. The Named Executive Officers deferred vesting as follows:

Mr. Miles -- 162,671 of a total of 232,388 Common Shares
Mr. Halliwell -- 97,312 of a total of 145,244 Common Shares
Mr. Webber -- 31,634 of a total of 95,860 Common Shares
Mr. Burrows -- 14,524 of a total of 58,097 Common Shares
Mr. LaCasse -- 25,679 of a total of 39,506 Common Shares
Mr. Gonzalez -- 9,876 of a total of 39,506 Common Shares

Prior to the new vesting date 1(st) December 2003, the majority of participants, including the Named Executive Officers, voluntarily further deferred the vesting until 1(st) December 2004 a proportion of their Restricted Shares, in order to begin to meet the executive shareholding requirements requested by the Board of Directors set out herein. The Named Executive Officers further deferred vesting as follows:

Mr. Miles -- 91,671 Common Shares
Mr. Halliwell -- 70,012 Common Shares
Mr. Webber -- 31,634 Common Shares
Mr. Burrows -- 14,524 Common Shares
Mr. LaCasse -- 10,000 Common Shares
Mr. Gonzalez -- 6,176 Common Shares

2000-2002 LTIP has been replaced with the Employee Stock Option Plan ("ESOP").

3. Stock Options and Restricted Shares

ESOP is designed primarily to give senior managers (about 100 individuals) a personal interest in maximizing shareholder value over the longer term and to deliver awards that are comparable to the 2000-2002 LTIP, which it replaced. Participants are granted a number of Stock Options and Restricted Shares, depending on their grade, which are exercisable during the seven years from the date of vesting at the market price on the date of the grant. The first grant made under ESOP was for Stock Options only, and was effective 18(th) October 2001 and vests on 18(th) October 2004, the third anniversary of the grant. On 25(th) October 2002, the Corporation, with shareholder approval and the consent of the option holders, replaced two-thirds of the Stock Options with Restricted Shares, on the basis of one Restricted Share for every three Stock Options, the entitlement to which still vests on 18(th) October 2004.

On 6(th) March 2003, the Corporation granted to participants in ESOP a total of 1,589,333 Stock Options and 1,059,579 Restricted Shares, of which 657,991 Restricted Shares will vest automatically on 1(st) December 2005. The remaining Stock Options and Restricted Shares will vest on 1(st) December 2005, subject to Corporation performance vesting criteria established by the Committee in relation to total annual average return to shareholders (dividends plus share price appreciation) and average return on capital employed from 1(st) January 2003 to 1(st) December 2005.

For Messrs. Halliwell and Webber, an additional number of Restricted Shares and Stock Options will vest on 1(st) December 2005 if the vesting criteria above have been met and average net income over the years 2003 to 2005 is 25% or more than the Company's average annual net income over the years 1999 to 2002. The additional grants were:

Mr. Halliwell -- 27,333 Restricted Shares and 41,000 Stock Options Mr. Webber -- 19,666 Restricted Shares and 29,500 Stock Options

As a result, the Named Executive Officers have now been granted under ESOP:

                  ------------------------------------------------------
                                              Restricted        Stock
                                                Shares         Options
                                          ----------------- ------------
                   Mr. Miles                    184,445        276,667
                  ----------------------- ----------------- ------------
                   Mr. Halliwell                131,778        197,667
                  ----------------------- ----------------- ------------
                   Mr. Webber                   103,556        155,333
                  ----------------------- ----------------- ------------
                   Mr. Burrows                   33,333         50,000
                  ----------------------- ----------------- ------------
                   Mr. LaCasse                   33,333         50,000
                  ----------------------- ----------------- ------------
                   Mr. Gonzalez                  33,333         50,000
                  ----------------------- ----------------- ------------

Launch Award

Unless precluded by local laws, all employees (including executive Officers) were awarded Common Shares worth $1,000 after appropriate local tax, in October 2001 to commemorate the independent public listing of CP Ships.

Executive Shareholding Requirements

The Committee believes that executives own and retain a significant number of Corporation shares or share equivalents to further align their interests with shareholders. To this end, in early 2004 the Committee established requirements, based on grade in the Corporation, for the number of shares or share equivalents executives must attain by the end of 2006 and retain while employed by the Corporation. These requirements apply to the top 100 executives and, with the exception of Officers who are also Directors, represent between 7,000 and 28,000 shares or share equivalents, depending on the executive's grade.

The number of shares or share equivalents to be attained by the Named Executive Officers by the end of 2006 is as follows:

Mr. Miles (1) -- 100,000
Mr. Halliwell (2) -- 160,000
Mr. Webber -- 100,000
Mr. Burrows -- 28,000
Mr. LaCasse -- 28,000
Mr. Gonzalez -- 28,000

(1) As a consequence of Mr. Miles' role as Chairman after the Meeting (subject to his election as a Director), the Board intends to approve changes to his Restricted Share and Stock Option holdings so that, as long as he is Chairman, he will retain a minimum of 100,000 Common Shares.

(2) Effective when Mr. Halliwell is appointed CEO after the Meeting.

Chief Executive Officer Compensation

The pay-for-performance philosophy of the Corporation's executive compensation program applies equally to the Chief Executive Officer. Mr. Miles' compensation is recommended by the Committee and approved by the Board after careful assessment of his past and likely future contribution to the performance of the Corporation, based on both quantitative and qualitative factors, specifically corporate financial results, strategic planning and initiatives, personal leadership and total shareholder return.

Mr. Miles' award under STIP for 2003 at 130% of his target bonus of 40% of annual salary was GBP 208,000 ($371,429 at 31(st) December 2003 exchange rate). On 6(th) March 2003, Mr. Miles was granted a total of 110,667 Restricted Shares of which 73,778 vest on 1(st) December 2005, and 36,889 and 166,000 options also granted on 6th March 2003 vest on 1(st) December 2005 should the performance criteria established by the Committee relative to Corporation performance be achieved.

The salary for Mr. Miles, which was set in 2002 at GBP 400,000 was not increased for 2003 or 2004.

The variable compensation that may be earned by Mr. Miles, comprising both short-term cash-based and long-term stock-based incentives, represents a substantial proportion of total compensation if performance targets are met.

The Compensation Committee has made the foregoing Report on Executive Compensation.

Viscount Weir (Chairman)
John Bowmer
Robert Clanin
Peter Dey
John McNeil
Nigel Rich

The following table shows, for the periods indicated, the compensation of the Named Executive Officers of CP Ships.

                                              Summary Compensation Table (1)


                                           Annual Compensation              Long-Term Compensation
                                  -----------------------------------  ---------------------------------
                                                                        Securities
                                                                           Under     Restricted
                                                                         Options &    Shares or
                                                          Other Annual     SARs      Restricted               All Other
             Name and                   Salary    Bonus   Compensation    Granted    Share Units    LTIP    Compensation
        Principal Position       Year    ($)     ($)(2)     ($)(3)         (#)(4)        ($)         ($)       ($)(8)
     -----------------------    -----  -------  --------  ------------  ----------  ------------  -------  -------------
      Ray Miles                  2003  714,286  371,429          --       166,000   1,391,084(5)     --        126,819
      Chief Executive Officer    2002  635,840  244,163          --            --     916,333(6)     --        112,954
                                 2001  488,026  105,647          --       332,000   2,001,000(7)     --        161,578
     -------------------------- ------ -------- -------- -------------- ----------- ------------- -------- ---------------
      Frank Halliwell            2003  530,000  206,700          --       135,000   1,131,300(5)     --         99,309
      Chief Operating Officer    2002  530,000  152,640          --            --     518,883(6)     --         86,688
                                 2001  435,688   73,195      73,859       188,000   1,251,000(7)     --         86,371
    -------------------------- ------ -------- -------- -------------- ----------- ------------- -------- ---------------
      Ian Webber                 2003  428,571  167,143          --       105,000     879,900(5)                54,546
      Chief Financial Officer    2002  381,504  109,873          --            --     416,766(6)     --         48,597
                                 2001  273,841   46,005          --       151,000     826,000(7)     --         48,651
     -------------------------- ------ -------- -------- -------------- ----------- ------------- -------- ---------------
      Terry Burrows              2003  226,786   64,861          --        30,000     251,400(5)     --         19,710
      Senior Vice-President      2002  198,382   41,899          --            --     165,596(6)     --         17,255
                                 2001  181,110   22,313          --        60,000     501,000(7)     --         15,791
     -------------------------- ------ -------- -------- -------------- ----------- ------------- -------- ---------------
      James LaCasse              2003  202,000   57,772          --        30,000     251,400(5)     --         11,444
      Senior Vice-President      2002  190,103   40,149          --            --     165,596(6)     --          9,980
                                 2001  190,163   18,098          --        60,000     340,500(7)     --          8,739
     -------------------------- ------ -------- -------- -------------- ----------- ------------- -------- ---------------
      Juan Manuel Gonzalez       2003  202,000   57,772          --        30,000     251,400(5)     --         11,863
      Senior Vice-President      2002  183,645   38,786          --            --     165,596(6)     --          9,952
                                 2001  184,007   17,483          --        60,000     340,500(7)     --       299,421 (9)
     -------------------------- ------ -------- -------- -------------- ----------- ------------- -------- ---------------

(1) All figures in the above table are shown in US dollars and for Messrs. Miles, Webber, and Burrows have been converted from GB pounds based on the exchange rate in effect on 31(st) December in each year, which was
    0.689 in 2001, 0.629 in 2002 and 0.56 in 2003.

(2) Bonuses paid under STIP.

(3) Amounts for overseas living allowances for assignment in Tampa, Florida ceased in September 2001.

(4) Stock Options granted under ESOP.

(5) The value of Restricted Shares granted on 6(th) March 2003 to vest on 1(st) December 2005, some subject to company financial performance. The market value of a Common Share on 6(th) March 2003 was $12.57.

(6) The value of Restricted Shares granted on 25(th) October 2002 to vest on 18(th) October 2004 replacing previously granted Stock Options. The market value of a Common Share on 25(th) October 2002 was $12.42.

(7) The value of Common Shares under 2000-2002 LTIP and SVB lodged in trust for the participants in October 2001 and the value of Common Shares awarded under the Launch Award:

  For Mr. Miles, 116,194 Common Shares from 2000-2002 LTIP, 116,194 Common Shares for SVB and 128 Launch Award Common Shares.
  For Mr. Halliwell, 72,622 Common Shares from the 2000-2002 LTIP, 72,622 Common Shares for SVB and 91 Launch Award Common Shares.
  For Mr. Webber, 63,906 Common Shares from 2000-2002 LTIP, 31,954 Common Shares for the SVB and 128 Launch Award Common Shares.
  For Mr. Burrows, 58,097 Common Shares from 2000-2002 LTIP and 128 Launch Award Common Shares.
  For Mr. LaCasse, 39,506 Common Shares from 2000-2002 LTIP and 91 Launch Award Common Shares.
  For Mr. Gonzalez, 39,506 Common Shares from 2000-2002 LTIP and 91 Launch Award Common Shares.

(8) Defined contribution UK pension plan contributions for Messrs. Miles, Webber and Burrows and, for 2001, Mr. Halliwell. For Mr. Halliwell from 2002 contributions instead to a US deferred compensation plan, into which US senior management may elect to defer a portion of annual compensation. Amounts for Messrs. LaCasse and Gonzalez represent matching company contributions to the US 401(k) plan maintained by the Corporation for all its US employees.

(9) In addition to matching company contributions to the US 401(k) plan for Mr. Gonzalez, the amount includes sums paid under Mexican employment rules and accrued by Mr. Gonzalez for prior service rendered in Mexico which were discontinued when Mr. Gonzalez relocated to the US in 2001.

                                                   Long Term Incentive Plans -- Awards in 2003

                ---------------------------------------------------------------------------------------------------------------

                                                                                             Estimated Future Payouts under
                                                                                               Non-Securities Based Plans
                                                                                          ------------------------------------
                                                 Securities,            Performance
                                                  Units or            or Other Period
                                              Other Rights (#)             Until            Threshold    Target      Maximum
                           Name                      (1)           Maturation or Payout     ($ or #)    ($ or #)    ($ or #)
                -------------------------    ------------------  -----------------------  -----------  ---------- -----------
                 Ray Miles                         110,667       1(st) December 2005           --          --          --
                ---------------------------- ------------------- ------------------------ ------------ ---------- ------------
                 Frank Halliwell                    90,000       1(st) December 2005           --          --          --
                ---------------------------- ------------------- ------------------------ ------------ ---------- ------------
                 Ian Webber                         70,000       1(st) December 2005           --          --          --
                ---------------------------- ------------------- ------------------------ ------------ ---------- ------------
                 Terry Burrows                      20,000       1(st) December 2005           --          --          --
                ---------------------------- ------------------- ------------------------ ------------ ---------- ------------
                 James LaCasse                      20,000       1(st) December 2005           --          --          --
                ---------------------------- ------------------- ------------------------ ------------ ---------- ------------
                 Juan Manuel Gonzalez               20,000       1(st) December 2005           --          --          --
                ---------------------------- ------------------- ------------------------ ------------ ---------- ------------

(1) Restricted Shares granted under ESOP on 6(th) March 2003, the values of which are described in note (5) under the Summary Compensation Table above and some of which vest subject to Company financial performance.

The table below sets forth information regarding grants of stock options and SARs to the Named Executive Officers during the financial year ended 31(st) December 2003.

                                                  Option and SAR Grants during 2003

      -----------------------------------------------------------------------------------------------------------------------------
                                                                                               Market Value
                                                           % of Total                          of Securities
                                    Securities Under     Options & SARs                     Underlying Options
                                     Options & SARs        Granted to       Exercise or        & SARs on the
                                         Granted          Employees in      Base Price         Date of Grant
                 Name                  (#) (a)(b)        Financial Year    ($/Security)        ($/Security)       Expiration Date
      -------------------------    ------------------  ------------------  -------------  ---------------------  ------------------
       Ray Miles                         166,000             10.44%          $  12.57            $ 12.57          6(th) March 2013
      ---------------------------- ------------------- ------------------- -------------- ---------------------- ------------------
       Frank Halliwell                   135,000              8.49%          $  12.57            $ 12.57          6(th) March 2013
      ---------------------------- ------------------- ------------------- -------------- ---------------------- ------------------
       Ian Webber                        105,000              6.61%          $  12.57            $ 12.57          6(th) March 2013
      ---------------------------- ------------------- ------------------- -------------- ---------------------- ------------------
       Terry Burrows                      30,000              1.89%          $  12.57            $ 12.57          6(th) March 2013
      ---------------------------- ------------------- ------------------- -------------- ---------------------- ------------------
       James LaCasse                      30,000              1.89%          $  12.57            $ 12.57          6(th) March 2013
      ---------------------------- ------------------- ------------------- -------------- ---------------------- ------------------
       Juan Manuel Gonzalez               30,000              1.89%          $  12.57            $ 12.57          6(th) March 2013
      ---------------------------- ------------------- ------------------- -------------- ---------------------- ------------------

(a) No SARs are granted under ESOP.

(b) Options granted in 2003 under ESOP are within the maximum of 6,000,000 Common Shares authorized by shareholders for share participation plan purposes (see Long-Term Incentives on page 7).

The following table shows for each of the Named Executive Officers, the aggregated Stock Options and SARs exercised during 2003 (which were none) and the value of all outstanding Stock Options at 31(st) December 2003.

                        Aggregated Stock Options and SARs Exercised during 2003 and Year-End Stock
                                                      Option Values

        -------------------------------------------------------------------------------------------------------------------------
                                                                                                            Value of Unexercised
                                                                                                             in-the-money Stock
                                                                                                              Options & SARs at
                                        Securities    Aggregate      Unexercised Stock Options & SARs        Financial Year-End
                                         Acquired       Value              at Financial Year-End                Exercisable/
                                        on Exercise   Realized           Exercisable/Unexercisable              Unexercisable
                   Name                     (#)          ($)                        (#)                            ($) (1)
        --------------------------    ------------- -----------   --------------------------------------  -----------------------
         Ray Miles                          --           --                      --/276,667                     --/2,792,124
         Chief Executive Officer
        ----------------------------- ------------- ------------- --------------------------------------- -----------------------
         Frank Halliwell                    --           --                      --/197,667                     --/1,917,284
         Chief Operating Officer
        ----------------------------- ------------- ------------- --------------------------------------- -----------------------
         Ian Webber                         --           --                      --/155,333                     --/1,511,806
         Chief Financial Officer
        ----------------------------- ------------- ------------- --------------------------------------- -----------------------
         Terry Burrows                      --           --                       --/50,000                       --/504,600
         Senior Vice-President
        ----------------------------- ------------- ------------- --------------------------------------- -----------------------
         James LaCasse                      --           --                       --/50,000                       --/504,600
         Senior Vice-President
        ----------------------------- ------------- ------------- --------------------------------------- -----------------------
         Juan Manuel Gonzalez               --           --                       --/50,000                       --/504,600
         Senior Vice-President
        ----------------------------- ------------- ------------- --------------------------------------- -----------------------

(1) The value of an unexercised in-the-money Stock Option at 31(st) December 2003 is the difference between its exercise price of $7.84 and $12.57 and the fair market value of a Common Share on 31(st) December which was $20.77. Actual value, if any, on exercise will depend on the market value of the Common Shares on the date of exercise.

Pension Plan

Messrs. Miles, Webber and Burrows participate in the CP Ships (UK) Pension Scheme, which is a defined contribution pension plan as follows:

                                    Eligibility                  After three months of service
                    --------------------------------------------------------------------------------------------
                                Normal Retirement Age            65 years
                    --------------------------------------------------------------------------------------------
                                   Early Retirement              Any age after 50
                    --------------------------------------------------------------------------------------------
                                Contribution Rates:
                                             Employee            3% of salary on first segment (1)
                                                                 6% of salary on the remainder
                                             Employer            3% of salary on first segment (1)
                                                                 18% of salary for Mr. Miles
                                                                 13% of salary for Mr. Webber
                                                                 9% of salary for Mr. Burrows
                    --------------------------------------------------------------------------------------------
                                Pension at Retirement            The member's personal account is used to
                                                                 purchase an annuity at the then current rate
                    --------------------------------------------------------------------------------------------

(1) The first segment represents one-and-two-thirds times the "Single Rate State Pension" as specified from time to time by the UK Inland Revenue.

Mr. Halliwell no longer participates in the CP Ships (UK) Pension Scheme. Instead, the Corporation contributes 18% of Mr. Halliwell's US salary into a deferred compensation plan into which US senior management may elect to defer a portion of annual compensation.

Messrs. LaCasse and Gonzalez participate in a defined contribution retirement plan maintained by the Corporation for all its US employees that complies with the provisions of Section 401(k) of the Internal Revenue Code. Substantially all US employees are eligible to participate in the plan, and eligibility for participation commences upon hiring. Under the terms of the plan, the Corporation currently matches 100% of the first 6% of each employee participant's voluntary contributions (excluding bonus). The Corporation's matching contributions vest automatically.

Employment Agreements

CP Ships has employment agreements with each of the Named Executive Officers under which their terms and conditions of employment including eligibility for perquisites and arrangements upon termination are detailed.

Each may be terminated without liability for severance payments if CP Ships has the English law equivalent of just cause.

In addition, Messrs. Miles, Halliwell and Webber may be terminated without just cause, by paying all salary and other amounts accrued at the date of termination under various compensation plans, and by giving prior notice or payment as a lump sum as follows:

Mr. Miles -- 2.5 years salary and average incentive compensation and benefits. Restricted Shares and Stock Options vest as normal notwithstanding termination.

Messrs. Halliwell and Webber -- 2 years salary and average incentive compensation and benefits. Restricted Shares and Stock Options vest as normal notwithstanding termination.

In the case of a change of control of CP Ships and Messrs. Miles, Halliwell and Webber's salary, incentive compensation, or benefit plan entitlements have been reduced, or they are required to be based at a different office location, or a purchaser of CP Ships has not agreed to take over their employment contracts, or their status has been reduced, then they are entitled to the full severance package as set out above.

Messrs. Miles, Halliwell and Webber may resign by giving 12 months' prior notice.

Mr. Burrows, may be terminated by paying all salary and other amounts accrued at the date of termination under various compensation plans and by giving 12 months' prior notice. At the date of termination at the end of the notice period, all non-vested Stock Options will lapse and Restricted Shares still within the restricted period will be forfeited. He may resign by giving six months' prior notice.

Messrs. LaCasse and Gonzalez may be terminated by paying all salary and other amounts accrued at the date of termination under various compensation plans and by giving 12 weeks' prior notice or pay in lieu of notice. At the date of termination at the end of the notice period, all non-vested Stock Options will lapse and Restricted Shares still within the restricted period will be forfeited. They may resign by giving three weeks' prior notice.

Subject to his election as a director, after the Meeting Mr. Miles will become Chairman and Mr. Halliwell will become CEO. As a result, both will have revised employment agreements.


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


PERFORMANCE GRAPH

The following graph illustrates the total cumulative return for $100 invested in Common Shares on 3(rd) October 2001 with the cumulative return of The Toronto Stock Exchange 300 index to 31(st) December 2003.

                       (Narrative for Embedded Graphic)

         Performance Graph - line graph showing the total cumulative return for $100 invested on 3(rd) October 2001 to 31(st)
         December 2003 in Common Shares and the cumulative return of
        The Toronto Stock Exchange 300 index. There are 2 lines in this graph: total cumulative return for $100 invested in Common
          Shares (1) and the cumulative return of The Toronto Stock
                            Exchange 300 index (2)



                              3(rd) October 2001     31(st) December 2001      31(st) December 2002      31(st) December 2003
                            ---------------------  -----------------------   -----------------------   -----------------------
          CP Ships               $   100.00              $    152.02               $    192.21               $    296.79
          TSX 300                $   100.00              $    111.37               $     95.81               $    119.08


CORPORATE GOVERNANCE

The Board of Directors considers that effective corporate governance makes an important contribution to corporate success and to enhancing shareholder value. Signficant US governance developments affecting the Corporation continue to be the US Sarbanes-Oxley Act, the implementing rules of the US Securities and Exchange Commission and the New York Stock Exchange ("NYSE") corporate governance rules. These laws and regulations increase management accountability for violations of US securities laws and affect the Corporation's disclosure practices. The Corporation's Corporate Governance Committee, the Board and management continue to monitor pending regulatory developments in the US and of the Canadian Securities Administrators including corporate governance guidelines, audit committee rules and Chief Executive Officer and Chief Financial Officer certification requirements.

The following description of the Corporation's corporate governance practices is made with reference to The Toronto Stock Exchange Guidelines for Effective Corporate Governance (the "TSX Guidelines"). There are no significant differences between the Corporation's corporate governance practices and the TSX Guidelines.

The Corporation also completed a review of its corporate governance practices against the recently established NYSE corporate governance rules and believe that its governance practices substantially comply with the rules even though as a foreign private issuer many of the rules do not apply to it. A comparison can be found on the corporate governance section of our website at www.cpships.com which includes a brief description of differences between the NYSE rules applicable to a US listed company and the Corporation's governance practices.


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


Composition and Independence of the Board

The Board is comprised of nine Directors; three executive Directors (the CEO, the COO and the CFO) and six non-executive Directors. The Corporate Governance Committee reviews the composition and size of the Board. In 2004, the Committee determined that the current size and composition of the Board is appropriate for a company of CP Ships' size and complexity. This number of directors permits the Board to operate in an efficient manner.

The Board is responsible for determining whether or not each director is an unrelated director under the TSX Guidelines. The six non-executive Directors are all unrelated Directors as defined in the TSX Guidelines. Because of their respective positions with the Corporation, Messrs. Miles, Halliwell and Webber are considered as related directors under the TSX Guidelines. The current Chairman of the Board is a non-executive Director and at each Board Meeting convenes the non-executive Directors in the absence of the executive Directors and other management in an in-camera session to discuss various issues.

As announced by the Corporation on 16(th) February 2004, at the end of the Meeting Ray Miles will step down as CEO of the Corporation to be replaced by Frank Halliwell, the current COO. If elected, Ray Miles will replace Viscount Weir as Chairman and, in accordance with good corporate governance practice, Viscount Weir, if elected, will be appointed Lead Director. Ray Miles will not at this time be considered an unrelated director under the TSX Guidelines. Nevertheless, and whether the By-Law Amendment is approved or not at the Meeting, a majority of the nominees for election qualify as unrelated directors.

Board Responsibilities

The Board assumes responsibility for the stewardship of the Corporation by supervising the management of the Corporation's business and acting in the best interests of the Corporation with the objective of enhancing shareholder value. The Board delegates to management the authority and responsibility for the day-to-day operations of the business. The Board, through management, is the guardian of the Corporation's values, as expressed in the Corporation's Code of Business Conduct which can be found on the Corporation's website at: www.cpships.com.

At Board meetings the Board reviews current operating performance and the strategic direction of the Corporation taking into account, among other things, the opportunities and risks of the business. In addition, the Board conducted a one day strategic review session in 2003.

The Board and the Audit Committee monitor systems that have been implemented to address risks identified by management and periodically review reports of management in respect of those risks. The Audit Committee meets regularly with the internal and external auditors, on both a full meeting and in-camera basis, to review reports and discuss significant risk areas.

The Compensation Committee has responsibility for making recommendations to the Board on the appointment of Officers, executive compensation, existing management resources and succession plans for Officers.

The Corporation, through its investor relations personnel, makes ongoing disclosure and responds to enquiries from shareholders and other stakeholders with review, as appropriate, by the management Disclosure Committee and the Board. Other material disclosure documents such as the Annual Report, Management's Discussion and Analysis, the Management Proxy Circular, the Annual Information Form and Quarterly Financial Statements are reviewed and approved by the management Disclosure Committee, the Board or a Committee of the Board, in each case, before they are distributed. The Corporation's investor relations personnel are available to shareholders by telephone, fax and email and the Corporation maintains an extensive investor relations website at www.cpships.com on which is posted, amongst other things, the mandates of the Audit, Compensation and Corporate Governance committees as well as the Corporation's Code of Business Conduct and corporate governance guidelines. Quarterly earnings conference calls are broadcast live over the internet and are also accessible on a recorded basis on the internet. Presentations at investor conferences are made available on the internet.

The Board, through the Audit Committee, oversees the integrity of the Corporation's disclosure controls and procedures, internal financial controls and management information systems.

Position Descriptions for the Board and for the CEO

The Board is responsible for supervising the management of the business of the Corporation. Management of the Corporation is responsible for the day-to-day operation of the business. Any responsibility not delegated to management or a committee of the Board remains with the full Board.

In addition to those matters which must by law be approved by the Board, management is required to seek Board approval for major transactions including those that involve investments and expenditures above a certain amount or other specified threshold and those that would have a significant impact on the Corporation's overall strategy.

While there is no specific written mandate or written description of the role of CEO, the CEO's objectives are discussed annually with the Compensation Committee. These objectives include the general mandate to manage the Corporation and its businesses, including physical, financial and human resources, and to maximize shareholder value. These are then reviewed by the non-executive Directors.

Orientation and Continuing Education of the Board

All non-executive Directors are members of each of the three standing committees of the Board. Constituting the standing committees in this manner facilitates the orientation, where appropriate, and the continuing education of the Directors concerning the business of the Corporation. Board meetings are held at locations which assist Directors in their education as to aspects of the business, such as on board a ship and at a terminal. At Board meetings members of management make presentations concerning different aspects of the business, including sessions which focus on the business and its strategy. In addition, Directors are encouraged to attend courses, at the Corporation's expense, which are helpful to them in discharging their respective roles as Directors.

Compensation of Directors

In 2003 each non-executive Director was paid an annual retainer of $35,000 except the Chairman who received an annual retainer of $75,000. As of 1(st) January 2004 non-executive Directors receive an annual retainer of $45,000 and the Chairman receives an annual retainer of $100,000. Non-executive Directors do not receive compensation from the Corporation other than the annual retainer and do not receive fees for attending Board or Committee meetings. Executive Directors are salaried Officers and are not compensated for serving as Directors.

The Board has decided that each non-executive Director should own 10,000 Common Shares or share equivalents of CP Ships within approximately five years of their election as a Director. To accomplish this, non-executive Directors can elect to apply the amount of each quarterly instalment of their retainer, after any tax withholding, towards the purchase of Common Shares under the Director Share Compensation Plan, or otherwise purchase Common Shares in the market in order to attain such share ownership level.

Pursuant to the Directors' Stock Option Plan ("DSOP"), each non-executive Director received a grant of 4,000 Stock Options over Common Shares following their election as Directors at the Annual Meeting of Shareholders in April 2003. The exercise price of Stock Options was the closing price of a board lot of Common Shares on The Toronto Stock Exchange at the grant date. After the grant date 100% of the Stock Options may be exercised and, if not exercised earlier, must be exercised within 60 days after ceasing to be a Director. Stock Options will normally expire 10 years after the grant date. The Board has decided that no further stock option grants will be made to non-executive Directors under DSOP.

In January 2004, the Board decided that Common Shares or Deferred Stock Units ("DSUs") would better align the interests of non-executive Directors with shareholders than by Stock Options and, subject to tax authority approvals if required, approved the Deferred Share Unit Plan ("DSUP") to replace DSOP. DSUs are "phantom shares" not involving the issuance of Common Shares and mirror, on a tax effective basis, the performance of the Company's Common Shares. An annual grant of 2,000 DSUs will be made to each non-executive Director and 10,000 DSUs to the Chairman following the Annual Meeting of Shareholders at which Directors are elected or, alternatively, non-executive Directors and the Chairman could decide to receive an equal number of Common Shares to be purchased in the market by the Corporation. Each applicable Director can redeem DSUs awarded after they cease to be a Director. DSUs are considered by the Board to be Common Share equivalents.

Board Committees

The Board has three standing committees: the Audit Committee, the Compensation Committee and the Corporate Governance Committee. All non-executive Directors are members of each of the standing committees of the Board. All non-executive Directors are financially literate and three of the non-executive Directors have particular accounting and finance expertise. In addition, the Board has designated John McNeil as the Audit Committee's "financial expert" pursuant to the US Sarbanes-Oxley Act of 2002.

The mandate of the Audit Committee (Chair: John McNeil) includes:

     o reviewing, with management and the Corporation's internal and external auditors, the Corporation's financial reporting in connection with the annual audit and the preparation of the financial statements including the judgment of the external auditors as to the quality and appropriateness of the Corporation's accounting principles

     o reviewing the Corporation's Quarterly Financial Statements and recommending the release of those statements to the public

     o discussing with management the Corporation's policies and procedures for managing the principal financial risks of the Corporation's business to satisfy themselves that the principal financial risks have been identified and that systems have been implemented to effectively manage these risks

     o reviewing the effectiveness of the Corporation's disclosure controls and procedures and internal financial controls

     o subject to shareholder approval, selecting, retaining and where appropriate replacing the external auditors, including a review and discussion with the external auditors of all significant relationships that the external auditors and their affiliates have with the Corporation

     o approving the audit and non-audit services and fees of the external auditors

     o establishing procedures for anonymous complaints regarding questionable accounting or auditing matters

The mandate of the Compensation Committee (Chair: Viscount Weir) includes:

     o defining the reporting relationships of senior management of the Corporation and its major business units

     o reviewing, on a regular basis, succession plans for senior management positions

     o assessing the performance of senior management, their compensation and reviewing the compensation policy of the Corporation.

The mandate of the Corporate Governance Committee (Chair: Peter Dey) includes:

     o monitoring and assessing the functioning of the Board and the committees of the Board and developing and implementing good corporate governance practices

     o in consultation with the Chairman and the CEO, reviewing the size, composition and profile of the Board and identifying candidates to be appointed to fill any vacancies

     o reviewing from time to time the compensation for the Board and for committee service

     o reviewing and making recommendations to the Board from time to time with respect to the performance of the Board and various committees of the Board.

All standing committees are authorized to engage outside advisors as each considers necessary at the Corporation's expense. Individual Directors can engage outside advisers at the Corporation's expense, subject to approval of the Corporate Governance Committee.


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


Assessing the Effectiveness of the Board

Directors are expected to attend all Board and Committee meetings unless unable to attend as a result of illness, unresolved date conflicts or for other acceptable reasons. Directors are expected to have reviewed in advance of meetings all meeting materials.

Directors answer a written Board and Committee effectiveness questionnaire annually. The Secretary then interviews each Director based on their responses to the questionnaire to discuss any issues raised. Results are reviewed with the Chairman of the Board and a report is made to the Board as a whole. Issues of concern and measures to increase effectiveness are then discussed and addressed by the Board.

In 2003 there were six Board meetings, seven Audit Committee meetings, four Compensation Committee meetings and five Corporate Governance Committee meetings. An Ad Hoc Committee of the Board consisting of Viscount Weir, Ray Miles and Ian Webber, was constituted to address a ship charter transaction and met once during the year. Director attendance at Board and Committee meetings in 2003 was as follows:

                                                                                Corporate
                                                  Audit       Compensation     Governance      Ad Hoc
                    Director           Board    Committee       Committee       Committee     Committee
               ------------------    ---------------------  ---------------  -------------  -----------
                Viscount Weir           6           7              4               5              1
               --------------------- -------- ------------- ---------------- -------------- -------------
                John Bowmer             6           7              4               5
               --------------------- -------- ------------- ---------------- -------------- -------------
                Robert Clanin           6           7              4               4
               --------------------- -------- ------------- ---------------- -------------- -------------
                Peter Dey               6           7              4               5
               --------------------- -------- ------------- ---------------- -------------- -------------
                John McNeil             5           6              3               3
               --------------------- -------- ------------- ---------------- -------------- -------------
                Nigel Rich              5           6              4               4
               --------------------- -------- ------------- ---------------- -------------- -------------
                Ray Miles               6                                                         1
               --------------------- -------- ------------- ---------------- -------------- -------------
                Frank Halliwell         6
               --------------------- -------- ------------- ---------------- -------------- -------------
                Ian Webber              6                                                         1
               --------------------- -------- ------------- ---------------- -------------- -------------

Functioning of the Board Independent of Management

The Corporate Governance Committee is responsible for proposing new nominees to the Board. All its members are unrelated and independent directors. Director nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required, understand the Corporation's mission and strategic objectives, and a willingness to serve.

The Compensation Committee is responsible for management succession planning and also ensures that processes are in place to recruit senior managers with the highest standards of integrity and competence, and to train, develop and retain them.

The current Chairman of the Board, Viscount Weir, is a non-executive Director and regularly convenes the non-executive Directors in the absence of the executive Directors in order to review various issues. After the Meeting, Viscount Weir will be appointed Lead Director and will conduct in-camera sessions of non-executive Directors at Board meetings.

ADDITIONAL ITEMS

Directors' and Officers' Liability Insurance

CP Ships carries on its own behalf, and on behalf of its subsidiaries, a Directors' and Officers' liability insurance policy. This policy has a coverage limit of $100 million subject to a general claim deductible of $1 million, or $2.5 million in the case of securities claims, in cases where a Director or Officer is reimbursed for any loss covered by the policy. If the Corporation is unable to pay the deductible, the policy provides that the deductible be waived and coverage be from the first dollar. The amount of the premium paid for the period 1(st) January to 31(st) December 2003 in respect of its Directors' and Officers' liability insurance policy was $767,000.

Indebtedness of Directors, Officers and Employees

The aggregate indebtedness to CP Ships as of 31(st) January 2004 of all employees, not in connection with purchase of securities of CP Ships, was $401,700. None of such indebtedness was incurred by current or former Directors or Officers of the Corporation.

Availability of Documents

Copies of the following documents are available on written request to the office of the Corporation's Secretary at CP Ships Limited, 62-65 Trafalgar Square, London, WC2N 5DY, United Kingdom: the Annual Information Form for 2003, the Annual Report to Shareholders for 2003 containing the Consolidated Financial Statements for the year ended 31(st) December 2003 together with the Auditors' Report thereon and Management's Discussion and Analysis of Financial Condition and Results of Operations, the Quarterly Financial Statements for 2003 and this Circular.

Directors' Approval

The contents of this Circular and its distribution to each shareholder entitled to receive notice of the Annual Meeting, and to the auditors of the Corporation, have been approved by the Board of Directors of CP Ships.

John K. Irving
Vice President General Counsel and Secretary
London, England
12(th) March 2004

                                  APPENDIX A1

                         AMENDMENT TO THE AMENDED AND
                            RESTATED GENERAL BY-LAW

Pursuant to a resolution of the Board of Directors of the Corporation dated 5(th) February 2004, the Amended and Restated By-Law No. 1 of the Corporation was amended as follows:

By deleting Section 3.02 and replacing it by the following:

(a)  3.02 Qualification of Directors

(1) In addition to the disqualifications provided for in the Act and except as provided in paragraph (2), no person shall be elected or appointed a director if the person exceeds the age of 70 years. A director ceases to hold office (a) when the director ceases to be qualified as a director under the articles, (b) should the director be a salaried officer of the Corporation other than the chairman or the chief executive officer, when the director ceases to be a salaried officer of the corporation or (c) subject to paragraph (2), at the close of the annual meeting of shareholders next following the date on which the director reaches the age of 70 years.

(2) The board of directors may, in respect of any particular person or persons, waive the disqualification that would otherwise arise as a result of such person being or attaining the age of 70 years. Any such waiver shall be effective for one year and may be renewed for further periods of one year thereafter provided that, if not renewed, the particular director shall cease to hold office at the close of the annual meeting of shareholders next held following the expiration of such waiver. On any resolution to approve such a waiver, the person the subject thereof (if already a director) shall not participate in the discussion or vote thereon.

                                  APPENDIX A2

                     RESOLUTION APPROVING BY-LAW AMENDMENT

RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The resolution of the Board of Directors of the Corporation passed on 5(th) February 2004 pursuant to which Section 3.02 of Amended and Restated By-Law No. 1 of the Corporation was amended by deleting Section
     3.02 and replacing it with a new Section 3.02 in order to allow the Board of Directors to waive, in respect of any particular person or persons nominated for election as Director, the disqualification criteria that would otherwise arise as a result of such person or persons attaining the age of 70 years, is hereby ratified and confirmed.

2. Any officer of the Corporation be and each of them is hereby authorized, for and on behalf of the Corporation, to execute and deliver such other documents and instruments and take such other actions as such officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.